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Date
22 September 2005

TomTom N.V. - Rule 12g3-2(b) Exemption
SEC File Number 82-34879

SUPPL

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached, as Appendix A, a list of constitutional documents that the Company has filed with the Dutch Chamber of Commerce since it applied for an exemption under Rule 12g3-2(b) on 22 April 2005. This list includes a brief description of each of the documents attached, including, pursuant to paragraph (b)(4), of the Rule a brief English language summary of the documents for which no full English translation is available.

Please also find enclosed copies of the documents referred to in Appendix A.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

PROCESSED

SEP 28 2005

THOMSON
FINANCIAL

Yours sincerely,

[signature]

9/28

File 82-34879

Herbert Smith

Date
22 September 2005
Letter To
Securities and Exchange Commission

Jeff Hendrickson
U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2766
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

cc: Ewoud van Gellicum, TomTom N.V.
Alex Bafi, Herbert Smith
Adam Wells, Herbert Smith

w/enc

10\2099895_1

Herbert Smith

Date
22 September 2005
Letter To
Securities and Exchange Commission

APPENDIX A

CONSTITUTIONAL DOCUMENTS THAT HAVE BEEN MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY SINCE 22 APRIL 2005

No.	Document	Release Date
1.	**Articles of Association of TomTom N.V.** *(Dutch Language)* The Articles of Association of TomTom N.V. as they read after execution of a deed of conversion and amendment on 13 May 2005 by Mr. P.H.N. Quist, Civil Law Notary at Amsterdam, The Netherlands	13 May 2005
2.	**Deed of Incorporation of the *"Stichting Continuiteit TomTom"* (Foundation Continuity TomTom)** *(Dutch Language with English Translation)* The deed of incorporation by which TomTom N.V. incorporates the "*Stichting Continuïteit TomTom*" (Foundation Continuity TomTom) and was executed on 26 May 2005 by Mr. P.H.N. Quist, Civil Law Notary at Amsterdam, The Netherlands. This deed of incorporation also contains the Articles of Association of the same foundation	26 May 2005
3.	**Deed of Amendment of Articles of Association of TomTom B.V.** *(Dutch and English Language Versions)* The deed of amendment by which the Articles of Association of TomTom B.V. have been amended, as executed on 13 May 2005 by Mr. P.H.N. Quist, Civil Law Notary at Amsterdam, The Netherlands. Pursuant to this deed of amendment the name of the company has been amended and reads as follows: TomTom International B.V.	13 May 2005
4.	**Articles of Association of TomTom International B.V.** *(Dutch Lanaguage)* The Articles of Association of TomTom International B.V. as they read after execution of a deed of amendment on 13 May 2005 by Mr. P.H.N. Quist, Civil Law Notary at Amsterdam, The Netherlands	13 May 2005
5.	**Deed of Conversion and Amendment to the Articles of Association of TomTom Nederland B.V.** *(Dutch and English Language)* The deed of conversion and amendment by which TomTom Nederland B.V. – a private company with limited liability – has been converted to a public company with limited liability and by which the Articles of Association have been amended. The deed has been executed on 13 May 2005 by Mr. P.H.N. Quist, Civil Law Notary at Amsterdam, The Netherlands. Pursuant to this deed the name of the company has been amended and reads as follows: TomTom N.V Included as addenda to this deed are the following documents: • A TomTom Nederland B.V. Shareholders resolution (*English Language*) which resolves to convert the company into a company with Limited liability (N.V.) and to amend the articles of association of the Company in accordance with the draft deed of	13 May 2005

No.	Document	Release Date
	conversion and amendment to the Articles of Association of TomTom Nederland B.V. • A letter from the Auditor of TomTom Nederland B.V. , dated May 9, 2005, relating to the company's compliance with section 2:72, subsection 1 of the Netherlands Civil Code (net equity position).	
6.	**Deed of Merger between TomTom Nederland B.V. and TomTom Group B.V.** (*Dutch Language*) The deed of merger by which TomTom Nederland B.V. and TomTom Group B.V. merged in accordance with Dutch law, which was executed on 12 May 2005 by Mr. P.H.N. Quist, Civil Law Notary at Amsterdam, The Netherlands. Pursuant to this deed TomTom Nederland B.V. is the acquiring company and TomTom Group B.V. is the 'target' company in respect of the statutory merger	12 May 2005
7.	Statement of Agreement (*instemmingsverklaring*) (*Dutch Language*) The statement by which the shareholders of TomTom N.V. agree that the annual accounts of TomTom International B.V. will derogate from the accounting and reporting rules (i.e. the provisions of section 9 of book 2 of the Dutch Civil Code) and by which the shareholders of TomTom N.V. confirm that the financial information on the company has been consolidated by TomTom N.V. in consolidated annual accounts	7 July 2005
8.	Liability Statement (*aansprakelijkheidsverklaring*) (*Dutch Language*) The liability statement by which TomTom N.V. assumes joint and several liability for any obligations arising from the legal acts of TomTom International B.V. as per 1 July 2005 (which written statement is commonly known as a liability statement (*aansprakelijkheidsverklaring*) or a 403-statement (*403-verklaring*))	7 July 2005

PLEASE FIND COPIES OF THE AFORE-MENTIONED DOCUMENTS ATTACHED

Stibbe

STATUTEN
van
TomTom N.V.
zoals deze luiden sedert 13 mei 2005.

Stibbe

STATUTEN VAN IJS/6002101/292541.dlt
TOMTOM N.V.

met zetel te Amsterdam, zoals deze luiden na een akte van omzetting en statutenwijziging verleden op 13 mei 2005 voor Mr P.H.N. Quist, notaris te Amsterdam, ten aanzien van welke omzetting en statutenwijziging de Minister van Justitie op 11 mei 2005 onder nummer N.V. 1318599 heeft medegedeeld dat hem van geen bezwaren is gebleken.

Begripsbepalingen

Artikel 1.

In de statuten wordt verstaan onder:

a. algemene vergadering: het orgaan dat gevormd wordt door aandeelhouders en andere stemgerechtigden;
b. algemene vergadering van aandeelhouders: de bijeenkomst van aandeelhouders en andere personen met vergaderrechten;
c. dochtermaatschappij: heeft de betekenis zoals bepaald in artikel 2:24a Burgerlijk Wetboek;
d. groep: heeft de betekenis zoals bepaald in artikel 2:24b Burgerlijk Wetboek;
e. groepsmaatschappij: een rechtspersoon of vennootschap die met de vennootschap in een groep is verbonden;
f. afhankelijke maatschappij: heeft de betekenis zoals bepaald in artikel 2:152 Burgerlijk Wetboek;
g. officiële prijscourant: de officiële prijscourant uitgegeven door de naamloze vennootschap Euronext Amsterdam N.V.;
h. fondsenreglement: het fondsenreglement van de naamloze vennootschap Euronext Amsterdam N.V.;
i. Wge: de Wet giraal effectenverkeer;
j. centraal instituut: het centraal instituut als bedoeld in de Wge;
k. aangesloten instelling: een aangesloten instelling in de zin van de Wge;
l. verzameldepot: een verzameldepot als bedoeld in de Wge;
m. girodepot: een girodepot als bedoeld in de Wge;
n. deelgenoten: deelgenoten als bedoeld in de Wge;

o. stemgerechtigden: stemgerechtigde aandeelhouders alsmede stemgerechtigde vruchtgebruikers van aandelen;

p. vergadergerechtigden: stemgerechtigden alsmede aandeelhouders zonder stemrechten.
Met betrekking tot aandelen opgenomen in een verzameldepot of girodepot worden voor de toepassing van deze statuten als stem- en/of vergadergerechtigden beschouwd degenen die als zodanig zijn opgenomen in de administratie van de aangesloten instelling die het desbetreffende verzameldepot beheert respectievelijk te wiens name het aandeel in het girodepot staat.

Naam, zetel, doel

Artikel 2.

1. De vennootschap draagt de naam:
TomTom N.V.
2. Zij heeft haar zetel te Amsterdam.

Artikel 3.

Het doel van de vennootschap is:

- het deelnemen in, het financieren van, en het samenwerken met, het besturen van vennootschappen en andere ondernemingen en het verlenen van adviezen en andere diensten;
- het verkrijgen, exploiteren en vervreemden van industriële en intellectuele eigendomsrechten, alsmede van registergoederen;
- het beleggen van vermogen;
- het verstrekken van zekerheden voor schulden van rechtspersonen of andere vennootschappen die met de vennootschap in een groep verbonden zijn of voor schulden van derden;
- het verrichten van al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn,

alles in de ruimste zin van het woord.

Kapitaal

Artikel 4.

1. Het maatschappelijk kapitaal van de vennootschap bedraagt negenennegentig miljoen negenhonderdduizend euro (EUR 99.900.000,--) en is verdeeld in driehonderd drieëndertig miljoen (333.000.000) gewone aandelen, elk met een nominale waarde van twintig cent (EUR 0,20) en éénhonderd zesenzestig miljoen vijfhonderdduizend

(166.500.000) preferente aandelen, elk met een nominale waarde van twintig cent (EUR 0,20).

2. Waar in deze statuten wordt gesproken van aandelen respectievelijk aandeelhouders, worden daaronder verstaan de in lid 1 genoemde soorten aandelen respectievelijk de houders daarvan, tenzij uitdrukkelijk anders is bepaald of uit het zinsverband blijkt.
3. De gewone aandelen en de preferente aandelen luiden op naam.
   De aandelen zijn zodanig genummerd, dat ze te allen tijde van elkaar onderscheiden kunnen worden.
   Van de aandelen op naam worden geen aandeelbewijzen uitgegeven.
4. De vennootschap zal niet meewerken aan certificering van aandelen in haar kapitaal.
5. Het centraal instituut is belast met het beheer over het girodepot.
   De aangesloten instellingen zijn belast met het beheer over het door hen gehouden verzameldepot.
   Op het beheer zijn de bepalingen in de Wge van toepassing.
6. De uitlevering van aandelen zoals bedoeld in artikel 26 van de Wge is uitgesloten.

Uitgifte van aandelen

Artikel 5.

1. Uitgifte van aandelen geschiedt ingevolge een besluit, inhoudende de prijs en de overige voorwaarden van uitgifte, van de algemene vergadering dan wel van de raad van bestuur indien de raad van bestuur daartoe is aangewezen door de algemene vergadering of bij deze statuten voor een periode van maximaal twee jaar.
   Uitgifte van aandelen kan slechts plaatsvinden op voorstel van de raad van bestuur, tenzij de raad van bestuur is aangewezen als bevoegd orgaan tot uitgifte van aandelen.
   Een besluit tot uitgifte door de algemene vergadering of de raad van bestuur is onderworpen aan de voorafgaande goedkeuring van de raad van commissarissen.
   Indien de raad van bestuur wordt aangewezen als bevoegd orgaan tot uitgifte van aandelen, wordt bij die aanwijzing bepaald hoeveel en welke soort aandelen mogen worden uitgegeven.
   De aanwijzing kan telkens voor niet langer dan twee jaren worden verlengd.
   Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken.
2. Voor de geldigheid van een besluit van de algemene vergadering tot uitgifte of tot aanwijzing van de raad van bestuur, als hiervoor bedoeld, is vereist een voorafgaand of gelijktijdig goedkeurend besluit van elke groep houders van aandelen van eenzelfde soort

aan wier rechten de uitgifte afbreuk doet.

3. De raad van bestuur legt binnen acht dagen na een besluit van de algemene vergadering tot uitgifte of tot aanwijzing van de raad van bestuur, als hiervoor bedoeld, een volledige tekst daarvan neer ten kantore van het handelsregister.
De raad van bestuur doet binnen acht dagen na elke uitgifte van aandelen hiervan opgave ten kantore van het handelsregister met vermelding van het soort en aantal.

4. Indien en voor zover de raad van bestuur is aangewezen als bevoegd om tot uitgifte van aandelen te besluiten, is bij de uitgifte van preferente aandelen, daaronder begrepen het verlenen van een recht tot het nemen van preferente aandelen, doch niet het uitgeven van preferente aandelen krachtens uitoefening van een zodanig optierecht, de raad van bestuur verplicht, binnen vier weken na die uitgifte een algemene vergadering van aandeelhouders bijeen te roepen, waarin de motieven voor de uitgifte worden toegelicht, tenzij voordien in een algemene vergadering van aandeelhouders een zodanige toelichting is gegeven.

5. De voorafgaande goedkeuring van de algemene vergadering is vereist inzake een uitgifte van preferente aandelen door de raad van bestuur indien als gevolg van deze uitgifte het totale nominale bedrag van de geplaatste preferente aandelen meer bedraagt dan vijftig procent (50%) van het totale nominale bedrag van de geplaatste gewone aandelen ten tijde van de uitgifte.

6. Ingeval van uitgifte van preferente aandelen zal een vergadering van aandeelhouders worden bijeengeroepen welke zal worden gehouden uiterlijk zes maanden na de dag waarop voor het eerst preferente aandelen zullen zijn uitgegeven.
Voor die vergadering zal een besluit omtrent inkoop dan wel intrekking van de preferente aandelen worden geagendeerd.
Indien het naar aanleiding van dit agendapunt te nemen besluit niet strekt tot inkoop dan wel intrekking van de preferente aandelen zal, telkens binnen zes maanden na de vorige vergadering van aandeelhouders, een vergadering van aandeelhouders worden bijeengeroepen en gehouden voor welke vergaderingen een besluit omtrent inkoop dan wel intrekking van de preferente aandelen zal worden geagendeerd, zulks totdat geen preferente aandelen meer zullen uitstaan.
Het hiervoor in dit lid bepaalde is niet van toepassing op preferente aandelen die zijn uitgegeven krachtens besluit van de algemene vergadering.

7. Het bepaalde in de leden 1 tot en met 5 is van overeenkomstige toepassing op het verle-

nen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand, die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

8. Uitgifte van aandelen geschiedt nimmer beneden pari, onverminderd het bepaalde in artikel 2:80 lid 2 Burgerlijk Wetboek.
9. Gewone aandelen worden slechts tegen storting van het nominale bedrag uitgegeven; preferente aandelen kunnen tegen gedeeltelijke volstorting worden uitgegeven, met dien verstande, dat bij het nemen van het aandeel ten minste een/vierde van het nominale bedrag moet worden gestort.
10. Storting moet in geld geschieden voor zover niet een andere inbreng met in achtneming van het bepaalde in artikel 2:80b Burgerlijk Wetboek is overeengekomen.
    Storting in vreemd geld kan slechts geschieden met toestemming van de vennootschap en overigens met inachtneming van het bepaalde in artikel 2:80a lid 3 Burgerlijk Wetboek.
11. De raad van bestuur kan op elk gewenst ogenblik besluiten op welke dag en tot welk bedrag verdere storting op niet-volgestorte preferente aandelen moet zijn geschied.
    De raad van bestuur geeft van zodanig besluit onverwijld kennis aan de houders van de preferente aandelen; tussen die kennisgeving en de dag waarop de storting moet zijn geschied dienen ten minste dertig dagen te liggen.
12. De raad van bestuur is bevoegd zonder voorafgaande goedkeuring van de algemene vergadering tot het verrichten van rechtshandelingen als bedoeld in artikel 2:94 lid 1 Burgerlijk Wetboek.
13. Bij uitgifte van een aandeel kan de opname in het verzameldepot geschieden door de vennootschap en kan levering ter opname in het girodepot geschieden door middel van een aangesloten instelling.
    Daartoe is voldoende dat de vennootschap dat aandeel ten name van de desbetreffende aangesloten instelling respectievelijk het centraal instituut opneemt in het aandeelhoudersregister, met vermelding van het feit dat het aandeel is gaan behoren tot het desbetreffende verzameldepot respectievelijk het girodepot en van de overige gegevens als bedoeld in artikel 10, en de aangesloten instelling respectievelijk het centraal instituut (de levering van) het aandeel aanvaardt.

Voorkeursrecht

Artikel 6.

1. Onverminderd de van toepassing zijnde wettelijke bepalingen, heeft bij uitgifte van gewone aandelen iedere houder van gewone aandelen ten aanzien van de uitgifte van gewone aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke bedrag van de door hem gehouden gewone aandelen.
2. Bij de uitgifte van preferente aandelen heeft iedere houder van preferente aandelen ten aanzien van de uitgifte van preferente aandelen een voorkeursrecht naar evenredigheid van het gezamenlijk bedrag van de door hem gehouden preferente aandelen.
3. Houders van preferente aandelen hebben geen voorkeursrecht op uit te geven gewone aandelen.
   Houders van gewone aandelen hebben geen voorkeursrecht op uit te geven preferente aandelen.
4. Bij uitgifte van aandelen bestaat geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld.
5. De raad van bestuur kondigt een uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend aan in de Staatscourant, de officiële prijscourant en in een landelijk verspreid dagblad, tenzij de aankondiging aan alle aandeelhouders schriftelijk geschiedt aan het door hen opgegeven adres.
6. Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee weken na de dag van aankondiging in de Staatscourant of na verzending van de aankondiging aan de aandeelhouders.
7. Het voorkeursrecht kan worden beperkt of uitgesloten bij besluit van de algemene vergadering of van de raad van bestuur indien daartoe door de algemene vergadering of bij deze statuten voor een bepaalde duur van ten hoogste twee jaren is aangewezen, en tevens bevoegd is gedurende die periode tot uitgifte van aandelen.
   Tenzij anders bepaald bij de aanwijzing, kan het recht van de raad van bestuur tot het beperken of uitsluiten van het voorkeursrecht niet worden ingetrokken.
   Tenzij de raad van bestuur is aangewezen tot het beperken en uitsluiten van het voorkeursrecht wordt een besluit tot beperking of uitsluiting van het voorkeursrecht genomen op voorstel van de raad van bestuur.
   Een besluit van de algemene vergadering of de raad van bestuur tot beperking of uitsluiting van het voorkeursrecht is onderworpen aan de voorafgaande goedkeuring van de raad van commissarissen.
   In het voorstel hiertoe moeten de redenen voor het voorstel en de keuze van de voorge-

nomen koers van uitgifte schriftelijk worden toegelicht.

8. Voor het besluit van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing als bedoeld in lid 7 van dit artikel, is een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist indien in de vergadering minder dan de helft van het geplaatste kapitaal is vertegenwoordigd.
   De vennootschap legt binnen acht dagen nadat het besluit is genomen een volledige tekst daarvan neer ten kantore van het handelsregister.
9. Bij het verlenen van rechten tot het nemen van gewone respectievelijk preferente aandelen hebben de houders van gewone respectievelijk preferente aandelen een voorkeursrecht; het hiervoor bepaalde is van overeenkomstige toepassing.
   Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Eigen aandelen, pandrecht op eigen aandelen

Artikel 7.

1. De vennootschap mag geen eigen aandelen nemen.
2. Verkrijging door de vennootschap van niet volgestorte aandelen in haar kapitaal is nietig.
3. De vennootschap mag volgestorte eigen aandelen verkrijgen, doch slechts om niet of indien:
   a. het eigen vermogen van de vennootschap, verminderd met de verkrijgingsprijs van de aandelen, niet kleiner is dan het gestorte en opgevraagde deel van het kapitaal, verminderd met de reserves die krachtens de wet moeten worden aangehouden;
   b. het nominale bedrag van de aandelen in haar kapitaal die de vennootschap verkrijgt, houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer beloopt dan één tiende van het geplaatste kapitaal.
4. Voor het vereiste als onder 3a bedoeld is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen in het kapitaal van de vennootschap en uitkeringen uit winst of reserves aan anderen die zij en haar dochtermaatschappijen na de balansdatum verschuldigd werden.
   Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld, dan is verkrijging overeenkomstig het in lid 3 bepaalde niet toegestaan.
5. De raad van bestuur behoeft de voorafgaande machtiging van de algemene vergadering voor een verkrijging van eigen aandelen anders dan om niet.

Deze machtiging geldt voor ten hoogste achttien maanden.

De algemene vergadering moet in de machtiging bepalen hoeveel en welke soort aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen.

De hiervoor in dit lid bedoelde machtiging is niet vereist, voor zover de vennootschap eigen aandelen, die zijn opgenomen in de prijscourant van een beurs, verkrijgt om krachtens een voor hen geldende regeling over te dragen aan werknemers van de vennootschap of van een groepsmaatschappij.

6. De raad van bestuur besluit tot vervreemding van de door de vennootschap verworven aandelen in haar eigen kapitaal.
7. De vennootschap kan eigen aandelen slechts in pand nemen, indien:
   a. de betrokken aandelen volgestort zijn;
   b. het nominale bedrag van de in pand te nemen en de reeds gehouden of in pand gehouden eigen aandelen tezamen niet meer dan een/tiende gedeelte van het geplaatste kapitaal bedraagt, en
   c. de algemene vergadering de pandovereenkomst heeft goedgekeurd.
8. De vennootschap kan aan aandelen in haar eigen kapitaal geen recht op enige uitkering ontlenen.

   Bij de berekening van de winstverdeling tellen de aandelen bedoeld in de vorige zin niet mede tenzij op zodanige aandelen een vruchtgebruik of een pandrecht, indien aan de pandhouder op grond daarvan de uitkering op de aandelen toekomt, ten behoeve van een ander dan de vennootschap rust.
9. Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij kan in de algemene vergadering van aandeelhouders geen stem worden uitgebracht.

   Vruchtgebruikers van aandelen die aan de vennootschap of een dochtermaatschappij toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik was gevestigd voordat het aandeel aan de vennootschap of een dochtermaatschappij toebehoorde.

   De vennootschap of een dochtermaatschappij kan geen stem uitbrengen voor een aandeel waarop zij een recht van vruchtgebruik heeft.

   Bij de vaststelling in hoeverre de aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal verschaft wordt of vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvan door de wet wordt bepaald dat

daarvoor geen stem kan worden uitgebracht.

10. Een dochtermaatschappij mag voor eigen rekening geen aandelen nemen of doen nemen in het kapitaal van de naamloze vennootschap.
11. Het hiervoor bepaalde is niet van toepassing op een verkrijging van eigen aandelen door de vennootschap onder algemene titel.

Artikel 8.

De vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden.

Dit verbod geldt ook voor haar dochtermaatschappijen.

Kapitaalvermindering

Artikel 9.

1. De algemene vergadering kan uitsluitend op voorstel van de raad van bestuur en met inachtneming van het bepaalde in artikel 2:99 Burgerlijk Wetboek, besluiten tot vermindering van het geplaatste kapitaal door intrekking van aandelen of door het bedrag van aandelen bij statutenwijziging te verminderen.
   In dit besluit moeten de aandelen waarop het besluit betrekking heeft, worden aangewezen en moet de uitvoering van het besluit zijn geregeld.
   Intrekking met terugbetaling van aandelen dan wel gedeeltelijke terugbetaling op aandelen of ontheffing van de verplichting tot storting als bedoeld in artikel 2:99 Burgerlijk Wetboek, kan ook plaatsvinden uitsluitend ten aanzien van aandelen van een dezelfde soort.
   Een gedeeltelijke terugbetaling of ontheffing moet naar evenredigheid op alle betrokken aandelen geschieden.
   De algemene vergadering kan besluiten tot intrekking met terugbetaling van alle preferente aandelen, ongeacht door wie die aandelen worden gehouden, onverminderd het bepaalde in lid 2.
2. De algemene vergadering kan, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd, een besluit tot kapitaalvermindering slechts nemen met een meerderheid van ten minste twee/derden der uitgebrachte stemmen.
   Een besluit tot kapitaalvermindering behoeft bovendien de goedkeuring, voorafgaand of gelijktijdig, van de vergadering van elke groep houders van aandelen van eenzelfde

soort aan wier rechten afbreuk wordt gedaan.

De hiervoor bedoelde goedkeuring van de vergadering van elke groep houders van aandelen van eenzelfde soort aan wier rechten afbreuk wordt gedaan vereist een meerderheid van ten minste twee/derden der uitgebrachte stemmen indien minder dan de helft van het geplaatste kapitaal van de relevante klasse aandelen ter vergadering vertegenwoordigd is.

De oproeping tot een vergadering waarin een in dit artikel bedoeld besluit wordt genomen, vermeldt het doel van de kapitaalvermindering en de wijze van uitvoering; het tweede, derde en vierde lid van artikel 2:123 Burgerlijk Wetboek, zijn van overeenkomstige toepassing.

Register van aandelen

Artikel 10.

1. De raad van bestuur houdt een register waarin de namen en adressen van alle houders van aandelen op naam zijn opgenomen met vermelding van de soort aandelen, de datum waarop zij de aandelen hebben verkregen, de datum van de erkenning of betekening alsmede het op ieder aandeel gestorte bedrag.
2. Indien aandelen zijn geleverd aan een aangesloten instelling ter opname in een verzameldepot of aan het centraal instituut ter opname in het girodepot, wordt de naam en het adres van de aangesloten instelling respectievelijk het centraal instituut opgenomen in het aandeelhoudersregister, met vermelding van de datum waarop die aandelen tot een verzameldepot respectievelijk het girodepot zijn gaan behoren, de datum van erkenning of betekening, alsmede van het op ieder aandeel gestorte bedrag.
3. In het register worden tevens de namen en adressen opgenomen van hen die een recht van vruchtgebruik of een pandrecht op die aandelen hebben, met vermelding van de datum waarop zij het recht hebben verkregen, de datum van erkenning of betekening, alsmede met vermelding van de rechten welke aan vruchtgebruikers toekomen overeenkomstig de leden 2 en 4 van artikel 2:88 Burgerlijk Wetboek.

   Tevens wordt vermeld dat pandhouders geen stemrecht hebben en dat aan hen de rechten toegekend aan houders van met medewerking van de vennootschap uitgegeven certificaten niet toekomen.
4. Het register wordt regelmatig bijgehouden; daarin wordt mede aangetekend elk verleend ontslag van aansprakelijkheid voor nog niet gedane stortingen.
5. De raad van bestuur verstrekt desgevraagd aan een houder van aandelen op naam, een

vruchtgebruiker en een pandhouder van zodanige aandelen, om niet, een uittreksel uit het register met betrekking tot zijn recht op een aandeel op naam.

Rust op het aandeel een recht van vruchtgebruik, dan vermeldt het uittreksel aan wie de in de leden 2 en 4 van artikel 2:88 Burgerlijk Wetboek, bedoelde rechten toekomen.

Rust op het aandeel een pandrecht, dan vermeldt het uittreksel dat aan de pandhouder stemrecht noch de rechten toegekend aan houders van met medewerking van de vennootschap uitgegeven certificaten toekomt.

6. De raad van bestuur legt het register ten kantore van de vennootschap ter inzage van de houders van aandelen op naam, alsmede van de vruchtgebruikers en pandhouders van aandelen.

   De gegevens van het register omtrent niet-volgestorte aandelen zijn ter inzage van een ieder; afschrift of uittreksel van deze gegevens wordt ten hoogste tegen kostprijs verstrekt.

7. Iedere houder van aandelen, zomede een ieder met een recht van vruchtgebruik of pandrecht op aandelen, is verplicht zijn woonplaats en adres schriftelijk aan de vennootschap mede te delen.

8. Indien aandelen op naam tot een gemeenschap behoren, kunnen de gezamenlijke deelgenoten zich slechts door een schriftelijk door hen gezamenlijk daartoe aangewezen persoon tegenover de vennootschap doen vertegenwoordigen.

9. Alle inschrijvingen en aantekeningen in een register worden getekend met inachtneming van de regels van vertegenwoordiging volgens artikel 16 lid 1.

Overdracht en levering

beperkte rechten

Levering van aandelen

Artikel 11.

1. Voor de levering van een aandeel of de levering van een beperkt recht daarop zijn vereist een daartoe bestemde akte alsmede, behoudens in het geval dat de vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de vennootschap van de levering.

   De erkenning geschiedt in de akte, of door een gedagtekende verklaring, houdende de erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan.

   Met de erkenning staat gelijk de betekening van die akte of dat afschrift of uittreksel aan

de vennootschap.

2. De erkenning wordt getekend met inachtneming van de regels van vertegenwoordiging volgens artikel 16.
3. Het bepaalde in de leden 1 en 2 vindt overeenkomstige toepassing op de vestiging en de afstand van een beperkt recht op aandelen.
   Een pandrecht kan ook worden gevestigd zonder erkenning door of betekening aan de vennootschap.
   Alsdan is artikel 3:239 van het Burgerlijk Wetboek van overeenkomstige toepassing, waarbij erkenning door of betekening aan de vennootschap in plaats treedt van de in lid 3 van dat artikel bedoelde mededeling.
4. Het bepaalde in de leden 1 en 2 vindt overeenkomstige toepassing op de toedeling van aandelen bij verdeling van enige gemeenschap.
5. Indien een aandeel op naam wordt geleverd ter opname in een verzameldepot wordt de levering aanvaard door de desbetreffende aangesloten instelling.
   Indien een aandeel op naam wordt geleverd ter opname in een girodepot wordt de levering aanvaard door het centraal instituut.
   De levering en aanvaarding kan geschieden zonder medewerking van de andere deelgenoten in het verzameldepot en zonder medewerking van andere aangesloten instellingen.
   Bij de uitgifte van een nieuw aandeel op naam aan het centraal instituut respectievelijk een aangesloten instelling, geschiedt de levering ter opname in het girodepot respectievelijk het verzameldepot zonder medewerking van andere aangesloten instellingen en van de andere deelgenoten in het verzameldepot.
6. De aandeelhouder heeft het stemrecht op de aandelen waarop een vruchtgebruik is gevestigd.
   Echter komt het stemrecht toe aan de vruchtgebruiker indien zulks bij de vestiging van het vruchtgebruik is bepaald en zowel deze bepaling als - bij overdracht van het vruchtgebruik - de overgang van het stemrecht is goedgekeurd door de raad van bestuur.
   Het daartoe strekkend besluit van de raad van bestuur is onderworpen aan de goedkeuring van de raad van commissarissen.
7. De aandeelhouder die geen stemrecht heeft en de vruchtgebruiker die stemrecht heeft, hebben de rechten die door de wet zijn toegekend houders van met medewerking van de vennootschap uitgegeven certificaten.

Aan de vruchtgebruiker die geen stemrecht heeft, komen de in de vorige zin bedoelde rechten niet toe.

8. Bij vestiging van een pandrecht op een aandeel kan het stemrecht niet aan de pandhouder worden toegekend.

   Hem komen niet de rechten toe die door de wet zijn toegekend aan houders van met medewerking van de vennootschap uitgegeven certificaten.

Blokkering preferente aandelen.

Artikel 12.

1. Voor elke overdracht van preferente aandelen is met inachtneming van de goedkeuring zoals bepaald in artikel 14 van deze statuten de goedkeuring vereist van de raad van bestuur.

   De overdracht moet plaatsvinden binnen drie maanden nadat de goedkeuring is verleend.

2. De goedkeuring wordt verzocht bij schrijven gericht aan de vennootschap, onder opgave van het aantal aandelen waaromtrent de beslissing wordt verzocht en van de naam van degene aan wie de verzoeker wenst over te dragen.

3. De goedkeuring wordt geacht te zijn verleend, indien niet binnen een maand op het verzoek tot goedkeuring is beslist.

   De goedkeuring wordt eveneens geacht te zijn verleend, indien de raad van bestuur niet tegelijk met de weigering van de gevraagde goedkeuring aan de verzoeker opgave doet - van een of meer gegadigden, die bereid en in staat zijn alle aandelen, waarop het verzoek betrekking heeft, te kopen.

4. De prijs waarvoor de in de laatste zin van het vorig lid bedoelde aandelen door de door de verzoeker aanvaarde gegadigden kunnen worden gekocht, wordt vastgesteld door de verzoeker en de raad van bestuur.

   Indien zij niet tot overeenstemming komen, wordt de prijs vastgesteld door de registeraccountant, bedoeld in artikel 19.

5. De verzoeker is bevoegd zich terug te trekken binnen een maand, nadat hem de prijs definitief bekend is.

6. De vennootschap kan slechts met instemming van de verzoeker als gegadigde worden aangewezen.

7. Indien de verzoeker zich niet heeft teruggetrokken binnen een maand nadat hem de prijs definitief bekend is, moeten de preferente aandelen waarop het verzoek betrekking had,

binnen een maand na het verstrijken van voornoemde termijn tegen betaling worden geleverd aan de gegadigde(n).

Indien de verkoper in gebreke blijft binnen deze termijn de preferente aandelen te leveren, is de vennootschap onherroepelijk gemachtigd tot levering van de preferente aandelen over te gaan, onder de verplichting de koopprijs aan de verkoper af te dragen.

8. Indien een rechtspersoon die houder is van preferente aandelen wordt ontbonden, indien een houder van preferente aandelen in staat van faillissement is verklaard of aan deze surséance van betaling is verleend en ingeval van overgang onder algemene titel van preferente aandelen, is de houder van preferente aandelen respectievelijk is/zijn de rechtverkrijgende(n) verplicht zijn preferente aandelen overeenkomstig het bepaalde in dit artikel over te dragen aan een of meer door de raad van bestuur aan te wijzen personen.

   Indien de raad van bestuur in gebreke blijft een of meer personen aan te wijzen, die bereid en in staat zijn alle desbetreffende preferente aandelen over te nemen, mag de houder respectievelijk mag/mogen zijn rechtverkrijgende(n) die aandelen behouden.

   Bij niet voldoen aan deze verplichting binnen drie maanden na het ontstaan daarvan is de vennootschap onherroepelijk gemachtigd namens de in gebreke zijnde houder van preferente aandelen, respectievelijk zijn rechtverkrijgende(n), de overdracht, mits van alle aandelen, volgens het bepaalde in deze statuten te bewerkstelligen.

Bestuur

Raad van bestuur

Artikel 13.

1. Het bestuur van de vennootschap wordt gevormd door een raad van bestuur bestaande uit drie of meer leden.

   De raad van bestuur wijst uit zijn midden een Chief Executive Officer, een Chief Operation Officer en een Chief Financial Officer aan.

2. De leden van de raad van bestuur worden benoemd door de algemene vergadering uit een bindende voordracht overeenkomstig artikel 2:133 Burgerlijk Wetboek, op te maken door de raad van commissarissen.

   Het aantal leden van de raad van bestuur wordt met inachtneming van het in lid 1 bepaalde vastgesteld door de raad van commissarissen.

3. De bindende voordracht wordt opgemaakt binnen één maand, te rekenen van de dag waarop de raad van bestuur aan de raad van commissarissen heeft verzocht om een bin-

dende voordracht.

Maakt de raad van commissarissen geen of niet tijdig gebruik van zijn recht een bindende voordracht op te maken, dan is de algemene vergadering vrij in haar benoeming.

In dat geval kan het besluit tot benoeming van een lid van de raad van bestuur door de algemene vergadering slechts worden genomen met ten minste twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.

Onverminderd het hiervoor bepaalde kan de algemene vergadering aan een bindende voordracht steeds het bindend karakter ontnemen bij besluit genomen met twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.

Is dit het geval dan kan het besluit tot benoeming van een lid van de raad van bestuur door de algemene vergadering (anders dan de bindende voordracht) slechts worden genomen met ten minste twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.

4. Ieder lid van de raad van bestuur wordt benoemd voor een periode van maximaal vier jaar.

   Herbenoeming kan telkens voor een periode van maximaal vier jaar plaatsvinden.

5. Leden van de raad van bestuur kunnen te allen tijde door de algemene vergadering worden geschorst of ontslagen.

   Een besluit tot schorsing of ontslag van een lid van de raad van bestuur kan door de algemene vergadering slechts worden genomen met ten minste twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.

6. Leden van de raad van bestuur kunnen te allen tijde door de raad van commissarissen worden geschorst.

7. Een schorsing kan, ook na één of meermalen verlengd te zijn, in totaal niet langer duren dan drie maanden tenzij tot ontslag is besloten, in welk geval die termijn kan doorlopen tot aan het einde van de dienstbetrekking.

8. De vennootschap heeft een beleid op het terrein van bezoldiging van de raad van bestuur.

   Dit beleid wordt vastgesteld door de algemene vergadering.

   In het bezoldigingsbeleid komen ten minste de in artikel 2:383c tot en met e Burgerlijk Wetboek omschreven onderwerpen aan de orde, voor zover deze de raad van bestuur

betreffen.

De bezoldiging van ieder lid van de raad van bestuur wordt met inachtneming van het beleid, zoals vermeld in de vorige paragraaf, vastgesteld door de raad van commissarissen.

Ten aanzien van regelingen in de vorm van aandelen of rechten tot het nemen van aandelen legt de raad van commissarissen een voorstel ter goedkeuring voor aan de algemene vergadering.

In het voorstel moet ten minste zijn bepaald hoeveel aandelen of rechten tot het nemen van aandelen aan de raad van bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging.

Artikel 14.

1. Behoudens de beperkingen volgens de statuten is de raad van bestuur belast met het besturen van de vennootschap.
2. De directie besluit bij volstrekte meerderheid van de uitgebrachte stemmen.
   Blanco stemmen gelden als niet uitgebracht.
3. In de vergaderingen van de raad van bestuur brengt iedere bestuur één stem uit.
4. De raad van bestuur kan ook buiten vergadering besluiten, indien alle leden van de raad van bestuur zijn geraadpleegd en geen hunner zich tegen deze wijze van besluitvorming heeft verklaard.
5. De raad van bestuur stelt een reglement vast, waarbij regels worden gegeven omtrent de besluitvorming van de raad van bestuur.
   Het reglement behoeft de goedkeuring van de raad van commissarissen.
6. De raad van bestuur kan bij een taakverdeling bepalen met welke taak elk lid van de raad van bestuur meer in het bijzonder zal zijn belast.
   De taakverdeling behoeft de goedkeuring van de raad van commissarissen.
7. De raad van bestuur is bevoegd, onverminderd de eigen verantwoordelijkheid, functionarissen met vertegenwoordigingsbevoegdheid aan te stellen en, door verlening van volmacht, met zodanige titulatuur en bevoegdheden toe te kennen als door de raad van bestuur te bepalen.
8. Onverminderd het elders dienaangaande in de statuten bepaalde zijn aan de goedkeuring van de raad van commissarissen onderworpen de besluiten van de raad van bestuur omtrent:
   a. de goedkeuring op grond van de blokkeringsregeling inzake de overdracht van de

preferente aandelen zoals bepaald in artikel 12 van deze statuten;

b. uitgifte en verkrijging van aandelen in en schuldbrieven ten laste van de vennootschap of van schuldbrieven ten laste van een commanditaire vennootschap of vennootschap onder firma waarvan de vennootschap volledig aansprakelijke vennote is;

c. aanvrage van notering of van intrekking van de notering van de onder b bedoelde stukken in de prijscourant van enige beurs;

d. het aangaan of verbreken van duurzame samenwerking van de vennootschap of een afhankelijke maatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap;

e. het nemen van een deelneming ter waarde van ten minste een vierde van het bedrag van het geplaatste kapitaal met de reserves volgens de balans met toelichting van de vennootschap, door haar of een afhankelijke maatschappelijke in het kapitaal van een andere vennootschap, alsmede het ingrijpend vergroten of verminderen van zulk een deelneming;

f. investeringen welke een bedrag gelijk aan ten minste één vierde gedeelte van het geplaatste kapitaal met de reserves van de vennootschap volgens haar balans met toelichting;

g. een voorstel tot wijziging van de statuten;

h. een voorstel tot ontbinding van de vennootschap;

i. een voorstel tot fusie of splitsing in de zin van Titel 7, Boek 2 van het Burgerlijk Wetboek;

j. aangifte van faillissement en aanvraag van surseance van betaling;

k. beëindiging van de dienstbetrekking van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij tegelijkertijd of binnen een kort tijdsbestek;

l. ingrijpende wijziging in de arbeidsomstandigheden van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij;

m. een voorstel tot vermindering van het geplaatste kapitaal;

9. Onverminderd het hiervoor bepaalde, zijn aan de goedkeuring van de algemene vergadering onderworpen de besluiten van de raad van bestuur omtrent een belangrijke ver-

andering van de identiteit of het karakter van de vennootschap of de onderneming, waaronder in ieder geval:

a. overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;
b. het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap;
c. het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste een derde van het bedrag van de activa volgens de balans met toelichting of, indien de vennootschap een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de vennootschap, door haar of een dochtermaatschappij.

10. Het ontbreken van de goedkeuring van een besluit als bedoeld in de leden 8 en 9 van dit artikel tast de vertegenwoordigingsbevoegdheid van de raad van bestuur en haar leden niet aan.

Artikel 15.

Ingeval van belet of ontstentenis van één of meer leden van de raad van bestuur berust het bestuur van de vennootschap bij de overblijvende leden van de raad van bestuur dan wel bij het enig overgebleven lid van de raad van bestuur.

Ingeval van belet of ontstentenis van alle leden van de raad van bestuur dan wel van het enig overgebleven lid van de raad van bestuur berust het bestuur van de vennootschap tijdelijk bij een door de raad van commissarissen, al dan niet uit zijn midden, daartoe aangewezen persoon.

Vertegenwoordiging

Artikel 16.

1. De raad van bestuur is bevoegd de vennootschap te vertegenwoordigen.
   De bevoegdheid tot vertegenwoordiging komt mede toe aan twee leden van de raad van bestuur, gezamenlijk handelend.
2. In alle gevallen waarin de vennootschap een tegenstrijdig belang in de zin van artikel 2:146 Burgerlijk Wetboek heeft met één of meer leden van de raad van bestuur wordt zij vertegenwoordigd op de wijze als bepaald in de tweede zin van lid 1, onverminderd de bevoegdheid van de algemene vergadering een of meerdere andere personen daartoe

aan te wijzen.

In alle gevallen waarin de vennootschap een tegenstrijdig belang heeft met een lid van de raad van bestuur in privé behoeft het besluit van de raad van bestuur tot het aangaan van de betreffende rechtshandeling de voorafgaande goedkeuring van de raad van commissarissen.

Het ontbreken van de goedkeuring zoals bedoeld in dit lid tast de vertegenwoordigingsbevoegdheid van de raad van bestuur of leden van de raad van bestuur niet aan.

Raad van commissarissen

Artikel 17.

1. De vennootschap heeft een raad van commissarissen bestaande uit drie of meer natuurlijke personen.
   Indien de raad van commissarissen minder dan drie leden heeft zal de raad van commissarissen zo spoedig mogelijk zorgdragen voor vervulling van de vacatures.
2. Het aantal leden van de raad van commissarissen wordt met inachtneming van het in lid 1 bepaalde vastgesteld door de raad van commissarissen.
3. Leden van de raad van commissarissen worden benoemd door de algemene vergadering voor een maximale periode van drie termijnen van vier jaar.
4. De commissarissen treden periodiek af volgens een door de raad van commissarissen op te stellen rooster van aftreden.
   Een wijziging in dat rooster kan niet meebrengen dat een zittend commissaris tegen zijn wil défungeert voordat de termijn waarvoor hij is benoemd verstreken is.
5. De bepalingen van artikel 13 lid 2, 3 en 5 van deze statuten zijn van overeenkomstige toepassing op de benoeming en ontslag van de commissarissen.
6. Een schorsing van commissarissen kan, ook na één of meermalen verlengd te zijn, in totaal niet langer duren dan drie maanden.
7. De raad van commissarissen is belast met het toezicht op het beleid van de raad van bestuur van de vennootschap en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming.
   Hij staat de raad van bestuur met raad terzijde.
   Bij de vervulling van hun taak richten de commissarissen zich naar het belang van de vennootschap en de met deze verbonden onderneming.
8. Elk jaar stelt de raad van commissarissen een rapport op dat zal worden opgenomen in het jaarverslag van de vennootschap.

9. De raad van commissarissen heeft te allen tijde het recht van toegang tot alle gebouwen en lokaliteiten bij de vennootschap in gebruik, alsmede het recht van inzage met betrekking tot alle boeken en bescheiden van de vennootschap en het recht alle waarden van de vennootschap te controleren.
   De raad van commissarissen kan een of meer personen uit zijn midden of een deskundige aanwijzen om deze bevoegdheden uit te oefenen.
10. De raad van bestuur verschaft de raad van commissarissen tijdig de voor de uitoefening van zijn taak noodzakelijke gegevens.
11. De raad van bestuur informeert de raad van commissarissen ten minste één keer per jaar schriftelijk over de hoofdlijnen van de te volgen strategie, de algemene en financiële risico's en het beheers- en controlesysteem van de vennootschap.
12. De bezoldiging van ieder lid van de raad van commissarissen wordt vastgesteld door de algemene vergadering.

Artikel 18.

1. De raad van commissarissen benoemt uit zijn midden een voorzitter en een plaatsvervangend voorzitter.
   De raad van commissarissen wordt ondersteund door de secretaris van de vennootschap.
   De secretaris van de vennootschap wordt, al dan niet op initiatief van de raad van commissarissen, benoemd en ontslagen door de raad van bestuur, na verkregen goedkeuring door de raad van commissarissen.
2. Bij afwezigheid van de voorzitter en de plaatsvervangend voorzitter in een vergadering wijst de vergadering zelf een voorzitter aan.
3. Voorts kan de raad van commissarissen uit zijn midden een gedelegeerde commissaris benoemen die belast is met het onderhouden van contact met de raad van bestuur over de gang van zaken binnen de vennootschap.
4. De raad van commissarissen kan vanuit zijn midden commissies instellen.
5. De raad van commissarissen vergadert zo vaak één of meer leden zulks wensen, de raad van bestuur zulks verzoekt, dan wel ingevolge het in deze statuten bepaalde een vergadering noodzakelijk is.
6. De raad van commissarissen besluit bij volstrekte meerderheid van de uitgebrachte stemmen.
   Blanco stemmen gelden als niet uitgebracht.
7. Ieder lid van de raad van commissarissen brengt één stem uit.

8. Een lid van de raad van commissarissen kan via de telefoon deelnemen aan een vergadering van de raad van commissarissen.
   In alle gevallen zal een dergelijk lid worden beschouwd als aanwezig bij de vergadering in persoon.
   De raad van commissarissen kan telefonisch vergaderen, mits alle deelnemende leden van de raad van commissarissen aan een dergelijke vergadering elkaar te allen tijde kunnen horen.
9. Een commissaris kan zich door een mede-commissaris bij schriftelijke volmacht doen vertegenwoordigen.
   Onder schriftelijke volmacht wordt verstaan elke via gangbare communicatiekanalen overgebrachte en op schrift ontvangen volmacht.
   Een commissaris kan voor niet meer dan één mede-commissaris als gevolmachtigde optreden.
10. De raad van commissarissen kan ook buiten vergadering besluiten nemen, mits het desbetreffende voorstel aan alle commissarissen is voorgelegd en geen hunner zich tegen deze wijze van besluitvorming heeft verzet.
    Van een aldus genomen besluit wordt onder bijvoeging van de ingekomen antwoorden door de secretaris van de vennootschap een relaas opgemaakt dat door de voorzitter en de secretaris van de vennootschap wordt ondertekend.
11. Indien door de algemene vergadering of door de raad van bestuur is verzocht om een bewijs dat een bepaald besluit is genomen door de raad van commissarissen is de handtekening van de voorzitter dan wel van de gedelegeerde commissaris toereikend.
12. De raad van commissarissen stelt een reglement vast aangaande de wijze van vergaderen en besluitvorming van de raad van commissarissen.

Boekjaar, Jaarrekening en jaarverslag

Artikel 19.

1. Het boekjaar valt samen met het kalenderjaar.
2. Binnen vijf maanden na afloop van elk boekjaar, behoudens verlenging van deze termijn door de algemene vergadering met ten hoogste zes maanden op grond van bijzondere omstandigheden, wordt door de raad van bestuur een jaarrekening (bestaande uit de balans en de winst- en verliesrekening met toelichting) opgemaakt.
   De jaarrekening wordt ondertekend door alle leden van de raad van bestuur en raad van commissarissen.

Ontbreekt de ondertekening van één of meer hunner dan wordt daarvan onder opgaaf van reden melding gemaakt.

De raad van bestuur stelt binnen voornoemde termijn een jaarverslag op.

3. Door de algemene vergadering zal opdracht worden verleend aan een deskundige of organisatie van deskundigen als bedoeld in artikel 2:393 lid 1 Burgerlijk Wetboek teneinde de door de raad van bestuur opgemaakte jaarrekening en het jaarverslag te onderzoeken en daarover verslag uit te brengen en een verklaring af te leggen.

   Gaat de algemene vergadering niet over tot het verlenen van zodanige opdracht, dan is de raad van commissarissen daartoe bevoegd, of zo deze in gebreke blijft, de raad van bestuur.

4. De vennootschap zorgt dat de opgemaakte jaarrekening, het jaarverslag en de overige gegevens vereist op grond van artikel 2:393 lid 1 Burgerlijk Wetboek vanaf de dag der oproeping tot de algemene vergadering van aandeelhouders ter inzage liggen voor alle vergadergerechtigden.

   De vergadergerechtigden kunnen kosteloos een afschrift verkrijgen van alle hiervoor genoemde stukken.

   Indien de hiervoor genoemde stukken worden gewijzigd, geldt het hiervoor vermelde ook voor de gewijzigde stukken.

5. De jaarrekening wordt vastgesteld door de algemene vergadering.

6. De jaarrekening kan niet worden vastgesteld, indien de algemene vergadering geen kennis heeft kunnen nemen van de verklaring van de accountant, bedoeld in lid 3 van dit artikel, tenzij, tezamen met de overige te verstrekken informatie als genoemd in artikel 2:392 Burgerlijk Wetboek, een geldige reden waarom die verklaring ontbreekt wordt medegedeeld.

   Nadat het voorstel tot vaststelling van de jaarrekening aan de orde is geweest, zal aan de algemene vergadering het voorstel worden gedaan om, in verband met de jaarrekening en hetgeen daaromtrent in de algemene vergadering van aandeelhouders is medegedeeld, décharge te verlenen aan de leden van de raad van bestuur voor hun bestuur en aan de leden van de raad van commissarissen voor het toezicht daarop in het afgelopen boekjaar.

7. De vennootschap is verplicht de jaarrekening te deponeren bij het handelsregister.

Winstverdeling

Artikel 20.

1. De vennootschap kan aan de aandeelhouders slechts uitkeringen doen voor zover haar eigen vermogen groter is dan het bedrag van het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de wet moeten worden aangehouden.
2. Uitkering van winst geschiedt na de vaststelling van de jaarrekening waaruit blijkt dat zij geoorloofd is.
3. De raad van bestuur bepaalt welk gedeelte van de winst die na toepassing van lid 2 wordt gereserveerd.
4. Uit de winst, zoals blijkt uit de vastgestelde jaarrekening, en voorzover niet gereserveerd op grond van het in lid 3 bepaalde wordt:
   - allereerst wordt op de preferente aandelen een dividend uitgekeerd gelijk aan een percentage van het op die aandelen gestorte bedrag, welk percentage gelijk is aan het twaalfmaands EURIBOR-tarief, zoals gepubliceerd door De Nederlandsche Bank N.V., gewogen naar het aantal dagen waarvoor dit gold, gedurende het boekjaar waarover de uitkering geschiedt, verhoogd met anderhalf.
     Indien en voor zover de winst niet voldoende is om de in de eerste zin bedoelde uitkering volledig te doen, zal het tekort worden uitgekeerd ten laste van de reserves.
     Indien preferente aandelen met terugbetaling worden ingetrokken zal op de dag van de intrekking op de preferente aandelen een bedrag worden uitgekeerd, welk bedrag, voor zover mogelijk, zal worden berekend overeenkomstig het hiervoor in dit lid bepaalde en met betrekking tot het lopende boekjaar, berekend naar tijdsbelang over de periode vanaf de eerste dag van het laatste volledig verstreken boekjaar waarover voor het laatst op deze aandelen is uitbetaald, of bij uitgifte na de hiervoor bedoelde datum, op de dag van uitgifte tot de dag van terugbetaling, onverminderd het bepaalde in artikel 2:105 lid 4 Burgerlijk Wetboek.
     Indien in enig boekjaar de winst dan wel de uitkeerbare reserves niet toereikend is dan wel zijn om de hiervoor bedoelde uitkeringen te doen, vindt in de daarop volgende boekjaren het hierboven bepaalde van toepassing totdat het tekort is ingehaald;
   - vervolgens staat het gedeelte van de winst dat resteert na toepassing van het hierboven vermelde ter vrije beschikking van de algemene vergadering.
5. De raad van bestuur kan besluiten tot uitkering van interim-dividend voor zover aan de

vereisten vermeld in het eerste lid is voldaan blijkens uit een (tussentijdse)vermogensopstelling, opgesteld overeenkomstig het in de wet bepaalde.

6. De raad van bestuur kan besluiten dat een uitkering op aandelen geheel of ten dele plaatsvindt niet in geld, doch in aandelen in de vennootschap.
   Het daartoe strekkend besluit is onderworpen aan de goedkeuring van de raad van commissarissen.
7. De algemene vergadering kan op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen, besluiten tot uitkeringen aan houders van aandelen ten laste van het uitkeerbaar deel van het eigen vermogen.
8. De vordering van een aandeelhouder tot uitkering vervalt door een tijdsverloop van vijf jaren te rekenen vanaf de dag van betaalbaarstelling.

Algemene vergaderingen van aandeelhouders

Artikel 21.

1. Binnen zes maanden na afloop van het boekjaar, wordt de jaarlijkse algemene vergadering van aandeelhouders gehouden, waarin onder meer aan de orde wordt gesteld:
   - de behandeling van het jaarverslag;
   - de vaststelling van de jaarrekening;
   - décharge van de leden van de raad van bestuur en de leden van de raad van commissarissen;
   - eventuele kennisgeving van voorgenomen benoeming van leden van de raad van commissarissen en leden van de raad van bestuur;
   - eventuele andere voorstellen door de raad van commissarissen of de raad van bestuur aan de orde gesteld en aangekondigd met inachtneming van artikel 21.

   Indien de termijn als bedoeld in artikel 19 lid 2 van deze statuten overeenkomstig het aldaar bepaalde is verlengd, worden de in de vorige zin genoemde onderwerpen aan de orde gesteld in een vergadering van aandeelhouders, te houden uiterlijk één maand na het verstrijken van die termijn.
2. De algemene vergaderingen van aandeelhouders worden gehouden te Rotterdam, Den Haag, Utrecht, Hoofddorp, Haarlemmermeer (Schiphol) of Amsterdam.
3. Alle oproepingen van en kennisgevingen aan aandeelhouders en personen met stem- en of vergaderrechten vinden plaats bij advertentie in een landelijk verspreid dagblad en in de officiële prijscourant.
4. Algemene vergaderingen van aandeelhouders worden opgeroepen door de raad van

commissarissen of door de raad van bestuur.

De oproeping geschiedt niet later dan op de vijftiende dag voor die der vergadering.

5. Tenzij in de oproeping de inhoud is opgenomen van alle stukken welke volgens de wet of de statuten voor aandeelhouders in verband met de te houden vergadering ter visie moeten liggen, moeten deze stukken te Amsterdam bij een in de oproeping aan te wijzen door de naamloze vennootschap Euronext Amsterdam N.V. toegelaten instelling of een ander betaalkantoor als bedoeld in het fondsenreglement voor aandeelhouders en certificaathouders gratis verkrijgbaar worden gesteld.
6. Buitengewone vergaderingen van aandeelhouders worden gehouden zo dikwijls de raad van bestuur of de raad van commissarissen zulks nodig acht of vergadergerechtigden, die ten minste één tiende gedeelte van het geplaatste kapitaal vertegenwoordigen, zulks schriftelijk met nauwkeurige opgave van de te behandelen onderwerpen aan de raad van bestuur en/of de raad van commissarissen verzoeken.
7. Indien aandeelhouders, ten minste één tiende van het geplaatste kapitaal vertegenwoordigende, aan de raad van bestuur hebben verzocht een vergadering van aandeelhouders bijeen te roepen en niet binnen veertien dagen daarna een vergadering, te houden uiterlijk binnen één maand na de verzending van bedoeld verzoek, is bijeengeroepen, dan zijn de verzoekers zelf tot bijeenroeping bevoegd.
8. Een onderwerp, waarvan de behandeling schriftelijk is verzocht door een of meer houders van aandelen die daartoe krachtens de wet gerechtigd zijn, wordt opgenomen in de oproeping of op dezelfde wijze aangekondigd indien de vennootschap het verzoek niet later dan op de zestigste dag voor die van de vergadering heeft ontvangen en mits geen zwaarwichtig belang van de vennootschap zich daartegen verzet.

Artikel 22.

1. De algemene vergaderingen van aandeelhouders worden geleid door de voorzitter van de raad van commissarissen en bij diens afwezigheid door de plaatsvervangend voorzitter van die raad; bij afwezigheid van beiden wijst de algemene vergadering een voorzitter aan.
2. Van het verhandelde in elke algemene vergadering van aandeelhouders worden notulen gehouden.

   De notulen worden vastgesteld door de voorzitter en de secretaris van de vennootschap en ten blijke daarvan door hen getekend.
3. Ieder lid van de raad van bestuur of de voorzitter van de algemene vergadering van aan-

deelhouders kan bepalen dat van het verhandelde op kosten van de vennootschap een notarieel proces-verbaal van vergadering wordt opgemaakt.

4. De voorzitter beslist omtrent geschillen inzake het stemmen, de toegang tot de vergadering en de algemene gang van zaken tijdens een vergadering voorzover hierin niet is voorzien bij de wet of bij deze statuten.

Vergaderrechten

Toegang

Artikel 23.

1. Iedere houder van aandelen die niet behoren tot een verzameldepot of girodepot, iedere deelgenoot alsmede iedere andere stem- en/of vergadergerechtigde, is bevoegd, hetzij in persoon, hetzij bij schriftelijke gevolmachtigde, de algemene vergadering van aandeelhouders bij te wonen, daarin het woord te voeren en, voorzover het stemrecht aan hem toekomt, het stemrecht uit te oefenen.
2. De raad van bestuur kan bepalen dat voor de toepassing van het bepaalde in lid 1 als stem- en/of vergadergerechtigden hebben te gelden zij die (i) op een door de raad van bestuur te bepalen tijdstip (het 'registratietijdstip') stem- en/of vergadergerechtigde zijn met betrekking tot een aandeel en (ii) zijn ingeschreven in (een) door de raad van bestuur aangewezen register(s) (of een of meer delen daarvan) (het 'register'), mits (iii) de stem- en/of vergadergerechtigde voor de algemene vergadering van aandeelhouders schriftelijk aan de vennootschap kennis heeft gegeven dat hij voornemens is de algemene vergadering van aandeelhouders bij te wonen, ongeacht wie ten tijde van de algemene vergadering stem- en/of vergadergerechtigde is.

   Met betrekking tot aandelen die zijn opgenomen in een verzameldepot of girodepot dient de kennisgeving als bedoeld in de vorige zin op verzoek van de stem- en/of vergadergerechtigde te worden verzonden door de betrokken aangesloten instelling.

   De kennisgeving vermeldt de naam en het aantal aandelen waarvoor de stem- en/of vergadergerechtigde gerechtigd is de algemene vergadering van aandeelhouders bij te wonen.

   Het hiervoor bepaalde omtrent de kennisgeving aan de vennootschap geldt tevens voor de schriftelijke gevolmachtigde van een stem- en/of vergadergerechtigde.
3. Maakt de raad van bestuur geen gebruik van de in lid 2 vermelde bevoegdheid, dan dienen de stem- en/of vergadergerechtigden met betrekking tot aandelen die niet behoren tot een verzameldepot of girodepot, de raad van bestuur schriftelijk kennis te geven van

hun voornemen de in lid 1 bedoelde rechten op de algemene vergadering van aandeelhouders uit te oefenen, op zodanige plaatsen en op de dag als door de raad van bestuur zal worden bepaald en in de oproeping voor de algemene vergadering van aandeelhouders zal zijn vermeld.

Voorts zal de vennootschap in dat geval met betrekking tot aandelen die behoren tot een verzameldepot of girodepot, als stem- en/of vergadergerechtigde beschouwen degene genoemd in een schriftelijke verklaring van een aangesloten instelling, inhoudende dat de in die verklaring vermelde hoeveelheid aandelen behoort tot haar verzameldepot of haar aandeel in het girodepot en dat de in de verklaring genoemde persoon stem- en/of vergadergerechtigde is en tot na de vergadering zal blijven met betrekking tot de vermelde hoeveelheid aandelen, mits de desbetreffende verklaring op verzoek van de desbetreffende stem- en/of vergadergerechtigde ten kantore van de vennootschap is gedeponeerd op de dag als door de raad van bestuur zal worden bepaald en in de oproeping voor de algemene vergadering van aandeelhouders zal zijn vermeld.

Een stem- en/of vergadergerechtigde die zich door een schriftelijke gevolmachtigde ter algemene vergadering van aandeelhouders wil doen vertegenwoordigen, is verplicht de volmacht voor de vergadering op het kantoor van de vennootschap in te leveren binnen de in lid 4 vermelde termijn.

4. Het registratietijdstip en de kennisgeving, bedoeld in lid 2, het in lid 3 bedoelde tijdstip van kennisgeving en het in lid 3 genoemde tijdstip van deponering van de verklaring van de aangesloten instelling, kunnen niet vroeger worden gesteld dan op de zevende dag voor de algemene vergadering van aandeelhouders.

   Bij de oproeping voor de algemene vergadering van aandeelhouders worden die tijdstippen vermeld.
5. Ieder stem- en/of vergadergerechtigde of zijn vertegenwoordiger moet de presentielijst tekenen.
6. De leden van de raad van commissarissen en de leden van de raad van bestuur hebben als zondanig toegang tot de algemene vergadering van aandeelhouders.

   In deze vergaderingen hebben zij een raadgevende stem.

Artikel 24.

1. Ieder aandeel geeft recht op het uitbrengen van één stem.
2. Voorzover de wet of de statuten geen grotere meerderheid voorschrijven worden alle besluiten genomen met volstrekte meerderheid van de uitgebrachte stemmen.

3. Alle stemmingen geschieden mondeling.
   Echter, de voorzitter kan bepalen, dat de stemmen schriftelijk worden uitgebracht.
   Indien het betreft een verkiezing van personen kan ook een stemgerechtigde verlangen dat de stemmen schriftelijk worden uitgebracht.
   Schriftelijke stemming geschiedt bij gesloten, ongetekende stembriefjes.
4. Bij staking van stemmen beslist, indien het voorstel personen betreft, het lot en is, indien het zaken betreft, het voorstel verworpen.
5. Blanco stemmen en stemmen van onwaarde gelden als niet uitgebracht.

Vergaderingen van houders van preferente aandelen

Artikel 25.

Een vergadering van houders van preferente aandelen wordt zo dikwijls de raad van bestuur, de raad van commissarissen of een of meer houders van preferente aandelen, tenminste veertig procent (40%) van de geplaatste preferente aandelen vertegenwoordigende, dit nodig acht.

De oproeping geschiedt door middel van een aangetekend schrijven gericht aan het in het aandeelhoudersregister opgenomen adres.

Voor het overige zijn de artikelen 21 tot en met 24 van overeenkomstige toepassing behoudens dat (i) de oproeping niet later dan op de achtste dag voor een vergadering geschiedt en (ii) de bepalingen inzake het voorzitterschap en artikel 23 lid 6 niet van toepassing zijn.

Statutenwijziging, fusie, splitsing en ontbinding

Artikel 26.

1. Een besluit tot wijziging van de statuten, tot ontbinding der vennootschap of tot fusie of splitsing als bedoeld in Titel 7 van Boek 2 van het Burgerlijk Wetboek kan slechts worden genomen op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen overeenkomstig artikel 14 van deze statuten.
2. Het volledige voorstel ligt vanaf de dag van oproeping tot de algemene vergadering van aandeelhouders tot de afloop daarvan ten kantore van de vennootschap voor vergadergerechtigden ter inzage; de afschriften van dit voorstel worden kosteloos voor vergadergerechtigden verkrijgbaar gesteld.
   Hiervan wordt in de oproepingsadvertentie melding gemaakt.
3. Ingeval van ontbinding van de vennootschap zijn de leden van de raad van bestuur belast met de vereffening tenzij de algemene vergadering andere vereffenaars heeft aangewezen.

4. Hetgeen resteert van het vermogen van de vennootschap na betaling van alle schulden en de kosten van de vereffening wordt als volgt verdeeld:
   a. allereerst wordt aan de houders van preferente aandelen uitgekeerd het op die aandelen nominaal gestorte bedrag, vermeerderd met (i) het op grond van artikel 20 lid 4 te weinig uitgekeerde dividend en (ii) met een bedrag gelijk aan het in artikel 20 lid 4 bedoelde percentage over het verplicht gestorte bedrag op de preferente aandelen, berekend over de periode, die aanvangt op de eerste dag na het laatste volledig verstreken boekjaar voorafgaande aan de ontbinding en die eindigt op de dag van de in dit artikel bedoelde uitkering op preferente aandelen, met dien verstande dat alle dividenden en/of andere uitkeringen die over deze periode op de preferente aandelen zijn betaald, in mindering komen op de uitkering ingevolge dit onderdeel;
   b. het restant wordt uitgekeerd aan de houders van gewone aandelen in evenredigheid met het aantal gewone aandelen dat ieder van hen bezit.
5. Gedurende de vereffening blijven de bepalingen van de statuten voor zoveel mogelijk van kracht.

Artikel 27.

Besluitvorming door aandeelhouders kan, nadat de leden van de raad van bestuur en de raad van commissarissen in de gelegenheid zijn gesteld daaromtrent te adviseren, ook op andere wijze dan in een algemene vergadering van aandeelhouders plaatsvinden, mits de stemgerechtigde aandeelhouders zich schriftelijk (waaronder begrepen alle vormen van geschreven tekstoverdracht) met algemene stemmen voor het voorstel hebben verklaard.

Het in de vorige zin bepaalde is niet van toepassing indien er vruchtgebruikers met stemrecht zijn.

Overgangsbepaling

Artikel 28.

De raad van bestuur is hierbij aangewezen als vennootschapsorgaan, dat onder goedkeuring van de raad van commissarissen, bevoegd is aandelen uit te geven met de bevoegdheid het voorkeursrecht te beperken of uit te sluiten en voorts met inachtneming van het volgende:

- de aanwijzing kan door de algemene vergadering worden verlengd, telkens voor ten hoogste twee jaren;
- de aanwijzing geldt voor gewone aandelen tot twintig procent (20%) van het aantal gewone aandelen dat deel uitmaakt van het maatschappelijk kapitaal zoals dit luidt of te eniger tijd zal luiden en voor preferente aandelen het aantal preferente aandelen dat ge-

lijk is aan vijftig procent (50%) van het totale nominale bedrag van de geplaatste gewone aandelen van het maatschappelijk kapitaal zoals dit luidt of te eniger tijd zal luiden;

- de aanwijzing geldt niet voor de uitgifte van gewone aandelen in het kader van de beursgang van de vennootschap te Amsterdam aan Euronext Amsterdam N.V.'s Eurolist door Euronext, daaronder begrepen de uitgifte van gewone aandelen vóór of op de betalingsdatum aan Nick Kaufmann Limited, gevestigd te Londen (Verenigd Koninkrijk) of een door die vennootschap aan te wijzen derde.

De bevoegdheden die krachtens deze bepaling aan de raad van bestuur zijn toegekend eindigen, behoudens verlenging, op dertien mei tweeduizend zeven.

Stibbe

CERTIFICATE
with regard to the incorporation of
Stichting Continuïteit TomTom
Dated 26 May 2005.

CERTIFICATE

I, Paul Hubertus Nicolaas Quist, civil-law notary in Amsterdam, hereby certify that:

- attached to this certificate is a certified copy of the deed of incorporation of the foundation (*stichting*) **Stichting Continuïteit TomTom**, having its seat in Amsterdam (the 'Foundation'), executed on 26 May 2005 before me, civil-law notary;
- in the English translation, efforts have been made to translate as literal as possible; inevitably, differences may occur in translating and if so, the Dutch text will prevail.

Signed in Amsterdam on 26 May 2005.

OPRICHTING STICHTING IJS/6002101/273167.opr
STICHTING CONTINUÏTEIT TOMTOM 26-05-2005
5

Heden, zesentwintig mei
tweeduizend vijf, verscheen voor mij,
mr. Paul Hubertus Nicolaas Quist, notaris te Amsterdam:
de heer mr. IJsbrand Cornelis van Straten, per adres Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, geboren te Woudrichem op dertig maart negentienhonderd zevenenzestig, te dezen handelend als schriftelijk gevolmachtigde van:
de naamloze vennootschap **TomTom N.V.**, met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 34224566 en met nummer N.V. 1318599.

Volmacht

./. Van voormelde volmacht blijkt uit een onderhandse akte, die aan deze akte zal worden gehecht.

De comparant verklaarde bij deze een stichting op te richten waarvoor de volgende statuten gelden:

Naam en zetel

Artikel 1.

1. De naam van de stichting is:
   Stichting Continuïteit TomTom.
2. De stichting heeft haar zetel te Amsterdam.

Doel

Artikel 2.

1. Het doel van de stichting is:
   het behartigen van de belangen van de naamloze vennootschap TomTom N.V., met zetel te Amsterdam (de 'vennootschap'), en van de onderneming die door de vennootschap en de met de vennootschap in een groep verbonden vennootschappen in stand wordt gehouden, op zodanige wijze dat de belangen van die vennootschappen en van die onderneming en van alle bij de organisatie daarvan betrokken zo goed mogelijk

worden gewaarborgd en dat invloeden welke de continuïteit en/of identiteit van de vennootschap en die onderneming in strijd met die belangen zouden kunnen aantasten, naar maximaal vermogen worden geweerd, zomede het verrichten van al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn. ---

2. Zij tracht dit doel onder meer te bereiken door het verwerven en beheren van aandelen, in het bijzonder van preferente aandelen, in het kapitaal van de vennootschap en door het uitoefenen van de aan die aandelen verbonden rechten waaronder mede begrepen het stemrecht op die aandelen. ---
De Stichting kan slechts preferente aandelen in het kapitaal van de vennootschap, zonder medewerking van de algemene vergadering van de vennootschap, verkrijgen, waaronder begrepen een verkrijging van het recht tot het nemen van preferente aandelen, tot een bedrag van vijftig procent (50%) van het totale nominale bedrag van de geplaatste gewone aandelen voor die uitgifte. ---
3. De stichting mag de door haar verworven aandelen vervreemden, verpanden, mits daarbij het aan de betreffende aandelen verbonden stemrecht niet overgaat op de pandhouder, of anderszins bewaren, met dien verstande dat zij voor het vervreemden van aandelen goedkeuring van het bestuur en de raad van commissarissen van de vennootschap behoeft. ---

Bestuur, benoeming bestuurders, periodiek aftreden ---

Artikel 3. ---

1. Het bestuur bestaat uit één (1) bestuurder A en twee (2) bestuurders B. ---
Slechts natuurlijke personen kunnen bestuurder van de stichting zijn. ---
2. De bestuurder A wordt, onder goedkeuring van de raad van commissarissen, benoemd door het bestuur van de vennootschap uit het midden van de raad van commissarissen van de vennootschap. ---
3. De bestuurders B worden benoemd door het bestuur van de stichting zelf, onder goedkeuring van het bestuur van de vennootschap, voor het verlenen waarvan het bestuur goedkeuring behoeft van de raad van commissarissen van de vennootschap. ---
Een bestuurder B mag niet zijn: ---
(i) bestuurder of commissaris van de vennootschap en/of van haar dochtermaatschappijen; ---
(ii) echtgenoot/echtgenote en bloed- of aanverwante tot en met de vierde graad van een directeur of commissaris van de vennootschap en/of van haar dochtermaatschappij-

en; ---

(iii) werknemer van de vennootschap en/of haar dochtermaatschappijen; ---

(iv) vaste adviseur van de vennootschap, waaronder begrepen de deskundige bedoeld in artikel 2:393 Burgerlijk Wetboek, de notaris en de advocaat van de vennootschap; -

(v) voormalig directeur, commissaris of werknemer van de vennootschap en/of haar dochtermaatschappijen; ---

(vi) voormalig vast adviseur van de vennootschap, doch alleen gedurende de eerste drie jaren na de beëindiging van het adviseurschap; ---

(vii) bestuurder en werknemer van enige bankinstelling waarmee de vennootschap een duurzame en significante relatie onderhoudt. ---

4. Zo dikwijls het bestuur van de vennootschap de bestuurder A moet benoemen, dan wel zijn goedkeuring tot benoeming van een bestuurder B moet verlenen, zal het bestuur van de vennootschap door het bestuur schriftelijk daartoe worden uitgenodigd. ---

5. Per dertig juni van ieder jaar treedt een bestuurder B af volgens een door het bestuur vast te stellen rooster. ---

   Een aftredend bestuurder B is terstond herbenoembaar. ---

6. Ingeval van periodiek aftreden van een bestuurder B geschiedt de benoeming van een opvolgend bestuurder B zo tijdig dat ten tijde van het defungeren van de eerstgenoemde in die opvolging is voorzien; nochtans blijft een periodiek afgetreden bestuurder B in functie totdat in zijn opvolging is voorzien. ---

   In alle andere gevallen, waarin een vacature in het bestuur ontstaat, dient daarin, binnen twee maanden te zijn voorzien. ---

   Indien binnen twee maanden na het ontstaan van een vacature geen benoeming tot stand is gekomen, geschiedt de benoeming door de Arrondissementsrechtbank te Amsterdam op verzoek van de meest gerede belanghebbende, onverminderd de mogelijkheid om aan de President van die Rechtbank om een voorlopige voorziening te verzoeken. ---

7. Degene, die met toepassing van dit artikel wordt benoemd ter voorziening in een tussentijds ontstane vacature, heeft zitting voor de tijd, die zijn voorganger nog te vervullen had. ---

8. Het bestuur kan aan de bestuurders B een remuneratie toekennen. ---

   Kosten worden aan de bestuurders vergoed. ---

9. Tijdens het bestaan van ten hoogste een vacature kan het bestuur geldige besluiten nemen, onverminderd het overigens in deze statuten bepaalde. ---

Defungeren van een bestuurder --

Artikel 4. --

Een bestuurder houdt, onverminderd het in de wet bepaalde, op bestuurder te zijn: ---------

a. door zijn overlijden; --
b. door vrijwillig of, wat betreft een bestuurder B, door periodiek aftreden; -----------
c. doordat zijn faillissement onherroepelijk wordt, hij onder curatele wordt gesteld of op andere wijze het vrije beheer over zijn vermogen verliest; ------------------
d. indien het betreft de bestuurder A, indien en zodra hij als lid van de raad van commissarissen van de vennootschap wordt geschorst of defungeert; ------------------
e. indien het betreft een bestuurder B, doordat hij ophoudt te voldoen aan de vereisten, gesteld in artikel 3, lid 3, tweede zin. ------------------

Besluitvorming bestuur --

Artikel 5. --

1. Iedere bestuurder heeft ter bestuursvergadering recht op het uitbrengen van één stem. --
2. Geldige besluiten kunnen slechts worden genomen, indien alle bestuurders met inachtneming van het hierna bepaalde, zijn opgeroepen, met deze uitzondering evenwel, dat ook indien de voorschriften omtrent de oproeping niet in acht zijn genomen, niettemin geldige besluiten kunnen worden genomen met algemene stemmen in een bestuursvergadering, waarin alle bestuurders aanwezig of vertegenwoordigd zijn, alles onverminderd het bepaalde in lid 7 van dit artikel. ------------------

   Een bestuurder kan zich ter vergadering door een schriftelijk gevolmachtigde medebestuurder doen vertegenwoordigen. ------------------

   Bij belet of andere verhindering kan een bestuurder A zich tevens doen vertegenwoordigen door een lid van de raad van commissarissen van de vennootschap. ---------
3. Het bestuur benoemt één van de bestuurders B tot voorzitter. ------------------

   Het bestuur wijst, al dan niet uit zijn midden, een secretaris aan. ------------------

   De bestuursvergaderingen worden voorgezeten door de voorzitter van het bestuur. -----

   De secretaris is belast met het houden van de notulen van het ter vergadering verhandelde. ------------------

   Bij afwezigheid van de voorzitter respectievelijk de secretaris zullen de bestuursvergaderingen worden voorgezeten respectievelijk zullen de notulen worden gehouden door een ter vergadering daartoe aangewezen bestuurder. ------------------
4. Het bestuur besluit bij volstrekte meerderheid van stemmen in een vergadering waarbij

de bestuurder A aanwezig of vertegenwoordigd is. ---

Blanco stemmen en ongeldige stemmen gelden als niet uitgebracht. ---

Bij staking van stemmen in een bestuursvergadering komt geen besluit tot stand. ---

5. De bestuursvergaderingen worden gehouden, eens per jaar ter bespreking van de zaken zoals bedoeld in artikel 7 en overigens zo dikwijls een bestuurder het verlangt, en, indien de stichting aandelen in het kapitaal van de vennootschap houdt, in ieder geval zo spoedig mogelijk na het ontvangen van een oproeping tot een algemene vergadering van aandeelhouders van de vennootschap. ---

   Vergaderingen worden gehouden ten tijde en ter plaatse door de voorzitter van het bestuur te bepalen. ---

   De bijeenroeping geschiedt door de secretaris van het bestuur door middel van brieven, verzonden aan ieder der bestuurders. ---

   Zij vermelden plaats en tijdstip der vergadering en de in de vergadering te behandelen onderwerpen. ---

   De termijn van oproeping bedraagt ten minste vijf dagen, de dag der oproeping en die der vergadering niet meegerekend. ---

6. De notulen van een vergadering worden vastgesteld en ten blijke daarvan getekend door de voorzitter en de secretaris van de desbetreffende vergadering dan wel vastgesteld door een volgende vergadering en alsdan ten blijke van vaststelling door de voorzitter en de secretaris van die volgende vergadering ondertekend. ---

7. Het bestuur kan ook buiten vergadering besluiten nemen, mits dit schriftelijk, waaronder begrepen alle vormen van geschreven tekstoverdracht, geschiedt en alle bestuurders zich ten gunste van het desbetreffende voorstel uitspreken. ---

   De bescheiden waaruit van het nemen van een zodanig besluit blijkt, worden bij het notulenregister bewaard. ---

Vertegenwoordiging ---

Artikel 6. ---

1. De vertegenwoordiging van de stichting geschiedt door het bestuur, dan wel door de bestuurder A en een bestuurder B, gezamenlijk handelend. ---

   Indien tijdelijk de bestuurder A niet in functie is, kan de stichting worden vertegenwoordigd door twee gezamenlijk handelende bestuurders B. ---

2. De stichting kan aan een bestuurder of aan een derde, mits schriftelijk, volmacht geven om haar te vertegenwoordigen. ---

Boekjaar, balans en staat van baten en lasten ---

Artikel 7. ---

1. Het boekjaar is gelijk aan het boekjaar van de vennootschap. ---
2. Het bestuur is verplicht van de vermogenstoestand van de stichting en van alles betreffende de werkzaamheden van de stichting, naar de eisen die voortvloeien uit deze werkzaamheden, op zodanige wijze een administratie te voeren en de daartoe behorende boeken, bescheiden en andere gegevensdragers op zodanige wijze te bewaren, dat te allen tijde haar rechten en verplichtingen kunnen worden gekend. ---
3. Onverminderd het in de wet bepaalde is het bestuur verplicht jaarlijks binnen zes maanden na afloop van het boekjaar een balans en een staat van baten en lasten van de stichting te maken en op papier te stellen. ---
4. Het bestuur doet een afschrift van deze stukken toekomen aan de vennootschap. ---
5. Het bestuur is verplicht de in de vorige leden bedoelde bescheiden zoveel jaren te bewaren als de wet voorschrijft. ---

Statutenwijziging, ontbinding ---

Artikel 8. ---

1. Het bestuur is bevoegd deze statuten te wijzigen en de stichting te ontbinden. ---
2. Een besluit tot wijziging van deze statuten of tot ontbinding van de stichting behoeft de voorafgaande goedkeuring van de vennootschap, zomede van de naamloze vennootschap Euronext Amsterdam N.V., met zetel te Amsterdam. ---
3. Voor de totstandkoming van een statutenwijziging is een notariële akte vereist. ---
   Iedere bestuurder afzonderlijk is gerechtigd zodanige akte te verlijden. ---
4. Bij ontbinding van de stichting geschiedt de vereffening door het bestuur. ---
   Een eventueel batig liquidatiesaldo wordt uitgekeerd aan de vennootschap tenzij de vereffenaars eenparig anders besluiten. ---
5. Na afloop van de vereffening blijven de boeken en bescheiden van de stichting gedurende de daartoe door de wet voorgeschreven termijn berusten onder degene, die daartoe door de vereffenaars is aangewezen. ---

Onvoorziene gevallen ---

Artikel 9. ---

In alle gevallen waarin door de wet en de statuten niet is voorzien, beslist het bestuur. ---

Slotbepaling ---

Artikel 10. ---

Het eerste boekjaar van de stichting eindigt op éénendertig december tweeduizend zes.

Slotverklaring

Ten slotte verklaarde de comparant dat voor de eerste maal het bestuur van de stichting uit drie (3) leden bestaat, te weten:

1. de heer M.W. den Boogert, als bestuurder B (Voorzitter);
2. de heer R. de Bakker, als bestuurder B;
3. de heer B. Hoogendoorn, als bestuurder A.

Deze akte is heden verleden te Amsterdam.

De inhoud van deze akte is aan de verschenen persoon zakelijk meegedeeld en toegelicht.

De verschenen persoon verklaarde geen volledige voorlezing te verlangen, van de inhoud van de akte te hebben kennisgenomen en daarmee in te stemmen.

Deze akte is vervolgens beperkt voorgelezen en onmiddellijk daarna ondertekend door de verschenen persoon en mij, notaris, om negen uur zevenendertig minuten.

(Getekend): IJ.C. van Straten, Paul Quist.

VOOR AFSCHRIFT

DWER OF ATTORNEY INCORPORATION
TICHTING CONTINUÏTEIT TOM TOM

US/6002101/292433

he undersigned:
e company with limited liability (*naamloze vennootschap*) **Tom Tom N.V.**, having its seat in
nsterdam, its address at 1017 CT Amsterdam, Rembrandtplein 35,
hich is being represented by two of three following members of the Management Board:

st name: Marina May
rname: Wyatt
ldress: 44 Duncan Terrace
ostal code and city/town: N1 8AL, London
te of birth: 31 January 1964
ace of birth:
ssport/driving licence with number:
tionality:

st name: Hendricus Coenradus Albertus
rname: Goddijn
ldress: 5 Huntsworth mews
ostal code and city/town: NW1 6DE London
te of birth: 23 April 1960
ace of birth: Oegstgeest
ssport/driving licence with number:
tionality:

st name: Gerrit Alexander
rname: Ribbink
ldress: Herman Gorterstraat 29
ostal code and city/town: 1077 WE Amsterdam
te of birth: 14 May 1964
ace of birth: Amsterdam
ssport/driving licence with number:
tionality: Dutch

eclares: herewith to grant a power of attorney to each civil-law notary, prospective civil-law
otary and notarial paralegal, of Stibbe in Amsterdam, to

co-operate on behalf of the undersigned with executing a notarial deed of incorporation of a foundation (*stichting*) to be called Stichting Continuïteit Tom Tom , to be established in Amsterdam (the 'Foundation');

sign and execute all deeds and other documents which are required for or connected with the incorporation of the Foundation, including the deed of incorporation in conformity with the draft prepared by Stibbe with reference IJS/6002101/292433.opr, including all the amendments that the holder of the power of attorney deems conducive or necessary.

e holder of this power of attorney is authorised to grant this power of attorney to another rson.

is power of attorney is being granted and being irrevocable for a period of ninety (90) days m the date hereof after which time it shall cease to exist and this power of attorney is being verned by and to be construed in accordance with the laws of the Netherlands.

gned in: Amsterdam on 23 may 2005

y:

y:

G.A. R. B[illegible]

Stibbe

INCORPORATION
STICHTING CONTINUÏTEIT TOMTOM

IJS/6002101/281889.opr
26-05-2005
4

Today, the twenty-sixth of May
two thousand and five, appeared before me,
Paul Hubertus Nicolaas Quist, civil-law notary in Amsterdam:
IJsbrand Cornelis van Straten, care of Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, born in Woudrichem on the thirtieth day of March nineteen hundred and sixty-seven, in the present matter acting as holder of a written power of attorney of:
the company with limited liability (*naamloze vennootschap*) **TomTom N.V.**, having its seat in Amsterdam, its address at 1017 CT Amsterdam, Rembrandtplein 35, filed at the Trade Register under number 34224566 and with number N.V. 1318599.

Power of attorney

./. Evidence of the above-mentioned power of attorney is by means of a private instrument, which shall be attached to the present deed.

The appearing person, acting in the above capacity, stated herewith that he wished to form a foundation (*stichting*) to which the following articles shall apply:

Name and seat

Artikel 1.

1. The name of the foundation is:
   Stichting Continuïteit TomTom (the 'foundation').
2. The foundation has its seat in Amsterdam.

Objects

Artikel 2.

1. The objects of the foundation are to attend to the interests of the company with limited liability (*naamloze vennootschap*) TomTom N.V., having its seat in Amsterdam (the 'company'), and of the business which is being maintained by the company and the companies with which the company is affiliated in a group, in such manner that the interests of those companies and of the business and of all who are involved in the organisation will be guaranteed as much as possible and that influences that might affect the

continuity and/or the identity of the company and its business in violation of those interests, will be resisted to the maximum of its ability, and all that which is connected to the foregoing or in furtherance thereof.

2. The foundation shall attempt to achieve these objects through the acquisition and administration of shares, in particular preferred shares, in the capital of the company and the exercise of rights attaching to those shares, among which in particular the voting rights attached to those shares.
   The foundation can only acquire preferred shares in the capital of the company, without the cooperation of the general meeting of the company, including the acquisition of the right to subscribe for preferred shares, up to an amount of fifty percent (50%) of the total nominal amount of the issued ordinary shares before this issue.
3. The foundation is allowed to dispose of, pledge, or otherwise encumber the shares acquired by it, provided that the voting rights attached to such shares will not be assigned to the pledgee and provided that disposal of shares requires the approval of the Management Board and the Supervisory Board of the company.

Board, appointment members of the board, resignation by rotation

Artikel 3.

1. The board consists of one (1) board member A and two (2) board members B.
   Only natural persons can be members of the board of the foundation.
2. Subject to the approval of the Supervisory Board of the company, the board member A is appointed by the Management Board of the company from among the members of the Supervisory Board of the company.
3. The board members B are appointed by the board of the foundation itself, subject to the approval of the Management Board of the company, for the granting of which the Management Board shall require the approval of the Supervisory Board of the company.
   A board member B shall not be:
   (i) a member of the Management Board or Supervisory Board of the company and/or of its subsidiaries;
   (ii) a husband/wife and relation by blood or affinity up to and including the forth degree of a member of the Management Board or Supervisory Board of the company and/or of its subsidiaries;
   (iii) an employee of the company and/or its subsidiaries;
   (iv) a regular consultant of the company, including the expert referred to in article

2:393 Dutch Civil Code, the civil-law notary and the attorney of the company;

(v) a former Management Board member, Supervisory Board member or employee of the company and/or its subsidiaries;

(vi) a former regular consultant of the company, however, only during the first three years after termination of the consultant relationship;

(vii) a manager and employee of any banking institution with which the company maintains an enduring and significant relation.

4. On each occasion when the Management Board of the company has to appoint the board member A, or grant its approval to the appointment of a board member B, the Management Board of the company will be invited to do so by the board in writing.
5. On the thirtieth day of June of each year, a board member B shall resign in accordance with a schedule to be determined by the board.
   A resigning board member B shall be immediately eligible for reappointment.
6. In the event of resignation by rotation of a board member B, the appointment of a successor of a board member B shall be carried out in due time, so that the vacancy has been filled at the moment of resignation of the former; nevertheless, a board member B who has resigned by rotation shall remain in office until the vacancy has been filled.
   In all other cases in which a vacancy arises in the board, this vacancy shall be filled within two months.
   If within two months after a vacancy arose no appointment has been effected, the appointment shall be carried out by the District Court in Amsterdam upon the request of the most diligent interested party, without prejudice to the possibility of requesting the President of that Court for a provisional arrangement.
7. The person appointed by application of this article to fill a vacancy which has prematurely arisen shall be in office for the period of time which his predecessor still had to fill.
8. The board can grant remuneration to board members B.
   Expenses will be reimbursed.
9. Upon the occurrence of not more than one vacancy, the board can make valid decisions, without prejudice to other provisions in these articles.

Resignation of a board member

Artikel 4.

Without prejudice to the provisions in the law, a board member shall cease to be a board

member:

a. upon his death;
b. by voluntary resignation or, in the case of a board member B, by resignation by rotation;
c. when his bankruptcy is declared irrevocable, he is placed under tutelage or in any other way loses the free disposal of his assets;
d. if it concerns the board member A, if and as soon as he is suspended or resigns as a member of the Supervisory Board of the company;
e. if it concerns a board member B, when he ceases to comply with the requirements laid down in article 3 paragraph 3 second sentence.

Organisation of board

Artikel 5.

1. Each board member has the right to cast one vote at the board meeting.
2. Legally valid resolutions can only be passed, if, with due observance of the provisions set out hereinafter, all the board members have been convened, with the exception, however, that even if the requirements with respect to convocation have not been duly observed, it will nevertheless be possible to pass legally valid resolutions unanimously at a board meeting at which all the board members are present or represented, all this without prejudice to the provisions in paragraph 7 of this article.
   A board member can have himself represented at the meeting by a co-board member holding a written power of attorney.
   In the event of prolonged absence or other inability to attend a meeting, the board member A can also have himself represented by a member of the Supervisory Board of the company.
3. The board shall appoint one of its members B as chairman.
   The board shall appoint a secretary, whether or not from amongst board members themselves.
   The board meetings shall be presided over by the chairman of the board.
   The secretary is charged with taking the minutes of the items dealt with at the meeting.
   In the event of absence of the chairman or the secretary, the board meetings shall be presided over and the minutes taken respectively by a board member appointed for that purpose at the meeting.
4. The board passes its resolutions by an absolute majority of the votes cast provided that valid resolutions can only be adopted if the board member A is present or represented at

the meeting.

Abstentions from voting and invalid votes shall be considered not to have been cast.

In the event of a tie in voting at a board meeting, the resolution shall not pass.

5. The board meetings are held once a year to discuss the matters as mentioned in article 7 and furthermore as often as a board member should require so, and, if the foundation holds shares in the capital of the company, at any rate as soon as possible after receiving a convocation of a general meeting of shareholders of the company.

   Meetings are held at the time and in the place to be determined by the chairman of the board.

   The convocation shall be carried out by the secretary of the board by means of letters sent to each of the members of the board.

   These letters shall state the place and time of the meeting and the items to be dealt with at the meeting.

   The term of convocation shall be at least five days, the day of convocation and the day of the meeting not being counted.

6. The minutes of a meeting shall be adopted and signed in witness thereof by the chairman and the secretary of the meeting in question or be adopted by a following meeting and then be signed by the chairman and the secretary of that following meeting in witness thereof.

7. The board can also pass resolutions without holding a meeting, provided that this is done in writing, including al forms of text submittance, and all the board members are in favour of the proposal concerned.

   The documents evidencing the adoption of such a resolution shall be kept with the minute's book.

Representation

Artikel 6.

1. The representation of the foundation shall be performed by the board, or by a board member A and a board member B, acting jointly.

   If the board member A is temporarily not in office, the foundation can be represented by two jointly acting board members B.

2. The foundation can grant a board member or a third party power of attorney to represent it, provided that it is in writing.

Financial year, balance sheet and statement of income and expenditures

Artikel 7.

1. The financial year is the same as the financial year of the company.
2. The board is obliged to keep such notes of the financial position of the foundation and to keep the books, records and other information carriers in such way and all that which concerns the activities of the foundation, to the requirements arising from those activities, that it is possible to know from these notes at all times its rights and obligations.
3. Without prejudice to the provisions in the law, the board is obliged to draw up a balance sheet and statement of income and expenditures of the foundation annually within six months after expiry of the financial year.
4. The board shall send a copy of these documents to the company.
5. The board is obliged to keep the documents referred to in the preceding paragraphs for such number of years as is prescribed by law.

Amendment to the articles of association, dissolution

Artikel 8.

1. The board is authorised to amend these articles of association and to dissolve the foundation.
2. A resolution to amend these articles of association or to dissolve the foundation requires the prior approval of the Management Board and the Supervisory Board of the company, as well as Euronext Amsterdam N.V.
3. In order to effect an amendment to the articles of association, a notarial deed will be required.
   Each board member will be independently entitled to have such a deed executed.
4. Upon dissolution of the foundation the liquidation will be performed by the board.
   Any credit balance left after liquidation shall be distributed to the company, unless the liquidators unanimously decide otherwise.
5. After liquidation, the books and documents of the foundation shall be deposited with the person appointed for that purpose by the liquidators for the period prescribed for this by law.

Unforeseen circumstances

Artikel 9.

The board shall decide on any case for which the law and these articles do not provide.

Final Clause

Artikel 10.

The first financial year of the foundation shall end on the thirty-first day of December two thousand and six.

Final statements

Finally, the appearing person declared that for the first time, the board of the foundation shall consist of three (3) members, being:

1. M.W. den Boogert, as board member B (Chairman);
2. R. de Bakker, as board member B; and
3. B. Hoogendoorn, as board member A.

This deed was executed today in Amsterdam.

The substance of this deed was stated and explained to the appearing person.

The appearing person declared not to require a full reading of the deed, to have taken note of the contents of this deed and to consent to it.

Subsequently, this deed was read out in a limited form, and immediately thereafter signed by the appearing person and myself, civil-law notary, at nine hours thirty-seven minutes ante meridiem.

Stibbe

OPRICHTING
Stichting Continuïteit TomTom
Akte de dato 26 mei 2005.

OPRICHTING STICHTING IJS/6002101/273167.opr

STICHTING CONTINUÏTEIT TOMTOM 26-05-2005

5

Heden, zesentwintig mei

tweeduizend vijf, verscheen voor mij,

mr. Paul Hubertus Nicolaas Quist, notaris te Amsterdam:

de heer mr. IJsbrand Cornelis van Straten, per adres Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, geboren te Woudrichem op dertig maart negentienhonderd zevenenzestig, te dezen handelend als schriftelijk gevolmachtigde van:

de naamloze vennootschap **TomTom N.V.**, met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 34224566 en met nummer N.V. 1318599.

Volmacht

./. Van voormelde volmacht blijkt uit een onderhandse akte, die aan deze akte zal worden gehecht.

De comparant verklaarde bij deze een stichting op te richten waarvoor de volgende statuten gelden:

Naam en zetel

Artikel 1.

1. De naam van de stichting is:
   Stichting Continuïteit TomTom.
2. De stichting heeft haar zetel te Amsterdam.

Doel

Artikel 2.

1. Het doel van de stichting is:
   het behartigen van de belangen van de naamloze vennootschap TomTom N.V., met zetel te Amsterdam (de 'vennootschap'), en van de onderneming die door de vennootschap en de met de vennootschap in een groep verbonden vennootschappen in stand wordt gehouden, op zodanige wijze dat de belangen van die vennootschappen en van die onderneming en van alle bij de organisatie daarvan betrokken zo goed mogelijk

worden gewaarborgd en dat invloeden welke de continuïteit en/of identiteit van de vennootschap en die onderneming in strijd met die belangen zouden kunnen aantasten, naar maximaal vermogen worden geweerd, zomede het verrichten van al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn. ---

2. Zij tracht dit doel onder meer te bereiken door het verwerven en beheren van aandelen, in het bijzonder van preferente aandelen, in het kapitaal van de vennootschap en door het uitoefenen van de aan die aandelen verbonden rechten waaronder mede begrepen het stemrecht op die aandelen. ---
   De Stichting kan slechts preferente aandelen in het kapitaal van de vennootschap, zonder medewerking van de algemene vergadering van de vennootschap, verkrijgen, waaronder begrepen een verkrijging van het recht tot het nemen van preferente aandelen, tot een bedrag van vijftig procent (50%) van het totale nominale bedrag van de geplaatste gewone aandelen voor die uitgifte. ---
3. De stichting mag de door haar verworven aandelen vervreemden, verpanden, mits daarbij het aan de betreffende aandelen verbonden stemrecht niet overgaat op de pandhouder, of anderszins bewaren, met dien verstande dat zij voor het vervreemden van aandelen goedkeuring van het bestuur en de raad van commissarissen van de vennootschap behoeft. ---

Bestuur, benoeming bestuurders, periodiek aftreden ---

Artikel 3. ---

1. Het bestuur bestaat uit één (1) bestuurder A en twee (2) bestuurders B. ---
   Slechts natuurlijke personen kunnen bestuurder van de stichting zijn. ---
2. De bestuurder A wordt, onder goedkeuring van de raad van commissarissen, benoemd door het bestuur van de vennootschap uit het midden van de raad van commissarissen van de vennootschap. ---
3. De bestuurders B worden benoemd door het bestuur van de stichting zelf, onder goedkeuring van het bestuur van de vennootschap, voor het verlenen waarvan het bestuur goedkeuring behoeft van de raad van commissarissen van de vennootschap. ---
   Een bestuurder B mag niet zijn: ---
   (i) bestuurder of commissaris van de vennootschap en/of van haar dochtermaatschappijen; ---
   (ii) echtgenoot/echtgenote en bloed- of aanverwante tot en met de vierde graad van een directeur of commissaris van de vennootschap en/of van haar dochtermaatschappij-

en; ---

(iii) werknemer van de vennootschap en/of haar dochtermaatschappijen; ---

(iv) vaste adviseur van de vennootschap, waaronder begrepen de deskundige bedoeld in artikel 2:393 Burgerlijk Wetboek, de notaris en de advocaat van de vennootschap; -

(v) voormalig directeur, commissaris of werknemer van de vennootschap en/of haar dochtermaatschappijen; ---

(vi) voormalig vast adviseur van de vennootschap, doch alleen gedurende de eerste drie jaren na de beëindiging van het adviseurschap; ---

(vii) bestuurder en werknemer van enige bankinstelling waarmee de vennootschap een duurzame en significante relatie onderhoudt. ---

4. Zo dikwijls het bestuur van de vennootschap de bestuurder A moet benoemen, dan wel zijn goedkeuring tot benoeming van een bestuurder B moet verlenen, zal het bestuur van de vennootschap door het bestuur schriftelijk daartoe worden uitgenodigd. ---

5. Per dertig juni van ieder jaar treedt een bestuurder B af volgens een door het bestuur vast te stellen rooster. ---

   Een aftredend bestuurder B is terstond herbenoembaar. ---

6. Ingeval van periodiek aftreden van een bestuurder B geschiedt de benoeming van een opvolgend bestuurder B zo tijdig dat ten tijde van het defungeren van de eerstgenoemde in die opvolging is voorzien; nochtans blijft een periodiek afgetreden bestuurder B in functie totdat in zijn opvolging is voorzien. ---

   In alle andere gevallen, waarin een vacature in het bestuur ontstaat, dient daarin, binnen twee maanden te zijn voorzien. ---

   Indien binnen twee maanden na het ontstaan van een vacature geen benoeming tot stand is gekomen, geschiedt de benoeming door de Arrondissementsrechtbank te Amsterdam op verzoek van de meest gerede belanghebbende, onverminderd de mogelijkheid om aan de President van die Rechtbank om een voorlopige voorziening te verzoeken. ---

7. Degene, die met toepassing van dit artikel wordt benoemd ter voorziening in een tussentijds ontstane vacature, heeft zitting voor de tijd, die zijn voorganger nog te vervullen had. ---

8. Het bestuur kan aan de bestuurders B een remuneratie toekennen. ---

   Kosten worden aan de bestuurders vergoed. ---

9. Tijdens het bestaan van ten hoogste een vacature kan het bestuur geldige besluiten nemen, onverminderd het overigens in deze statuten bepaalde. ---

Defungeren van een bestuurder

Artikel 4.

Een bestuurder houdt, onverminderd het in de wet bepaalde, op bestuurder te zijn:

a. door zijn overlijden;

b. door vrijwillig of, wat betreft een bestuurder B, door periodiek aftreden;

c. doordat zijn faillissement onherroepelijk wordt, hij onder curatele wordt gesteld of op andere wijze het vrije beheer over zijn vermogen verliest;

d. indien het betreft de bestuurder A, indien en zodra hij als lid van de raad van commissarissen van de vennootschap wordt geschorst of defungeert;

e. indien het betreft een bestuurder B, doordat hij ophoudt te voldoen aan de vereisten, gesteld in artikel 3, lid 3, tweede zin.

Besluitvorming bestuur

Artikel 5.

1. Iedere bestuurder heeft ter bestuursvergadering recht op het uitbrengen van één stem.
2. Geldige besluiten kunnen slechts worden genomen, indien alle bestuurders met inachtneming van het hierna bepaalde, zijn opgeroepen, met deze uitzondering evenwel, dat ook indien de voorschriften omtrent de oproeping niet in acht zijn genomen, niettemin geldige besluiten kunnen worden genomen met algemene stemmen in een bestuursvergadering, waarin alle bestuurders aanwezig of vertegenwoordigd zijn, alles onverminderd het bepaalde in lid 7 van dit artikel.

   Een bestuurder kan zich ter vergadering door een schriftelijk gevolmachtigde medebestuurder doen vertegenwoordigen.

   Bij belet of andere verhindering kan een bestuurder A zich tevens doen vertegenwoordigen door een lid van de raad van commissarissen van de vennootschap.
3. Het bestuur benoemt één van de bestuurders B tot voorzitter.

   Het bestuur wijst, al dan niet uit zijn midden, een secretaris aan.

   De bestuursvergaderingen worden voorgezeten door de voorzitter van het bestuur.

   De secretaris is belast met het houden van de notulen van het ter vergadering verhandelde.

   Bij afwezigheid van de voorzitter respectievelijk de secretaris zullen de bestuursvergaderingen worden voorgezeten respectievelijk zullen de notulen worden gehouden door een ter vergadering daartoe aangewezen bestuurder.
4. Het bestuur besluit bij volstrekte meerderheid van stemmen in een vergadering waarbij

de bestuurder A aanwezig of vertegenwoordigd is. ---
Blanco stemmen en ongeldige stemmen gelden als niet uitgebracht. ---
Bij staking van stemmen in een bestuursvergadering komt geen besluit tot stand. ---

5. De bestuursvergaderingen worden gehouden, eens per jaar ter bespreking van de zaken zoals bedoeld in artikel 7 en overigens zo dikwijls een bestuurder het verlangt, en, indien de stichting aandelen in het kapitaal van de vennootschap houdt, in ieder geval zo spoedig mogelijk na het ontvangen van een oproeping tot een algemene vergadering van aandeelhouders van de vennootschap. ---
Vergaderingen worden gehouden ten tijde en ter plaatse door de voorzitter van het bestuur te bepalen. ---
De bijeenroeping geschiedt door de secretaris van het bestuur door middel van brieven, verzonden aan ieder der bestuurders. ---
Zij vermelden plaats en tijdstip der vergadering en de in de vergadering te behandelen onderwerpen. ---
De termijn van oproeping bedraagt ten minste vijf dagen, de dag der oproeping en die der vergadering niet meegerekend. ---
6. De notulen van een vergadering worden vastgesteld en ten blijke daarvan getekend door de voorzitter en de secretaris van de desbetreffende vergadering dan wel vastgesteld door een volgende vergadering en alsdan ten blijke van vaststelling door de voorzitter en de secretaris van die volgende vergadering ondertekend. ---
7. Het bestuur kan ook buiten vergadering besluiten nemen, mits dit schriftelijk, waaronder begrepen alle vormen van geschreven tekstoverdracht, geschiedt en alle bestuurders zich ten gunste van het desbetreffende voorstel uitspreken. ---
De bescheiden waaruit van het nemen van een zodanig besluit blijkt, worden bij het notulenregister bewaard. ---

Vertegenwoordiging ---

Artikel 6. ---

1. De vertegenwoordiging van de stichting geschiedt door het bestuur, dan wel door de bestuurder A en een bestuurder B, gezamenlijk handelend. ---
Indien tijdelijk de bestuurder A niet in functie is, kan de stichting worden vertegenwoordigd door twee gezamenlijk handelende bestuurders B. ---
2. De stichting kan aan een bestuurder of aan een derde, mits schriftelijk, volmacht geven om haar te vertegenwoordigen. ---

Boekjaar, balans en staat van baten en lasten

Artikel 7.

1. Het boekjaar is gelijk aan het boekjaar van de vennootschap.
2. Het bestuur is verplicht van de vermogenstoestand van de stichting en van alles betreffende de werkzaamheden van de stichting, naar de eisen die voortvloeien uit deze werkzaamheden, op zodanige wijze een administratie te voeren en de daartoe behorende boeken, bescheiden en andere gegevensdragers op zodanige wijze te bewaren, dat te allen tijde haar rechten en verplichtingen kunnen worden gekend.
3. Onverminderd het in de wet bepaalde is het bestuur verplicht jaarlijks binnen zes maanden na afloop van het boekjaar een balans en een staat van baten en lasten van de stichting te maken en op papier te stellen.
4. Het bestuur doet een afschrift van deze stukken toekomen aan de vennootschap.
5. Het bestuur is verplicht de in de vorige leden bedoelde bescheiden zoveel jaren te bewaren als de wet voorschrijft.

Statutenwijziging, ontbinding

Artikel 8.

1. Het bestuur is bevoegd deze statuten te wijzigen en de stichting te ontbinden.
2. Een besluit tot wijziging van deze statuten of tot ontbinding van de stichting behoeft de voorafgaande goedkeuring van de vennootschap, zomede van de naamloze vennootschap Euronext Amsterdam N.V., met zetel te Amsterdam.
3. Voor de totstandkoming van een statutenwijziging is een notariële akte vereist. Iedere bestuurder afzonderlijk is gerechtigd zodanige akte te verlijden.
4. Bij ontbinding van de stichting geschiedt de vereffening door het bestuur. Een eventueel batig liquidatiesaldo wordt uitgekeerd aan de vennootschap tenzij de vereffenaars eenparig anders besluiten.
5. Na afloop van de vereffening blijven de boeken en bescheiden van de stichting gedurende de daartoe door de wet voorgeschreven termijn berusten onder degene, die daartoe door de vereffenaars is aangewezen.

Onvoorziene gevallen

Artikel 9.

In alle gevallen waarin door de wet en de statuten niet is voorzien, beslist het bestuur.

Slotbepaling

Artikel 10.

Het eerste boekjaar van de stichting eindigt op éénendertig december tweeduizend zes. ---

Slotverklaring ---

Ten slotte verklaarde de comparant dat voor de eerste maal het bestuur van de stichting uit drie (3) leden bestaat, te weten: ---

1. de heer M.W. den Boogert, als bestuurder B (Voorzitter); ---
2. de heer R. de Bakker, als bestuurder B; ---
3. de heer B. Hoogendoorn, als bestuurder A. ---

Deze akte is heden verleden te Amsterdam. ---

De inhoud van deze akte is aan de verschenen persoon zakelijk meegedeeld en toegelicht. ---

De verschenen persoon verklaarde geen volledige voorlezing te verlangen, van de inhoud van de akte te hebben kennisgenomen en daarmee in te stemmen. ---

Deze akte is vervolgens beperkt voorgelezen en onmiddellijk daarna ondertekend door de verschenen persoon en mij, notaris, om negen uur zevenendertig minuten. ---

(Getekend): IJ.C. van Straten, Paul Quist. ---

VOOR AFSCHRIFT

Stibbe

POWER OF ATTORNEY INCORPORATION STICHTING CONTINUÏTEIT TOM TOM US/6002101/292433

The undersigned:

the company with limited liability (*naamloze vennootschap*) **Tom Tom N.V.**, having its seat in Amsterdam, its address at 1017 CT Amsterdam, Rembrandtplein 35,
which is being represented by two of three following members of the Management Board:

first name: Marina May
surname: Wyatt
address: 44 Duncan Terrace
postal code and city/town: N1 8AL, London
date of birth: 31 January 1964
place of birth:
passport/driving licence with number:
nationality:

first name: Hendricus Coenradus Albertus
surname: Goddijn
address: 5 Huntsworth mews
postal code and city/town: NW1 6DE London
date of birth: 23 April 1960
place of birth: Oegstgeest
passport/driving licence with number:
nationality:

first name: Gerrit Alexander
surname: Ribbink
address: Herman Gorterstraat 29
postal code and city/town: 1077 WE Amsterdam
date of birth: 14 May 1964
place of birth: Amsterdam
passport/driving licence with number:
nationality: Dutch

declares: herewith to grant a power of attorney to each civil-law notary, prospective civil-law notary and notarial paralegal, of Stibbe in Amsterdam, to

- co-operate on behalf of the undersigned with executing a notarial deed of incorporation of a foundation (*stichting*) to be called Stichting Continuïteit Tom Tom , to be established in Amsterdam (the 'Foundation');

- sign and execute all deeds and other documents which are required for or connected with the incorporation of the Foundation, including the deed of incorporation in conformity with the draft prepared by Stibbe with reference IJS/6002101/292433.opr, including all the amendments that the holder of the power of attorney deems conducive or necessary.

The holder of this power of attorney is authorised to grant this power of attorney to another person.

This power of attorney is being granted and being irrevocable for a period of ninety (90) days from the date hereof after which time it shall cease to exist and this power of attorney is being governed by and to be construed in accordance with the laws of the Netherlands.

Signed in: Amsterdam on 23 may 2005

____

By:

____

By:

G.A. R. Blank

Stibbe

STATUTENWIJZIGING
TomTom B.V.
(nieuwe naam: TomTom International B.V.)
Akte de dato 13 mei 2005.

STATUTENWIJZIGING CS/6002101/290538

TOMTOM B.V. 13-05-2005

(NIEUWE NAAM: TOMTOM INTERNATIONAL B.V.) 2

Heden, dertien mei

tweeduizend vijf, verscheen voor mij,

Mr Paul Hubertus Nicolaas Quist, notaris te Amsterdam:

mevrouw Silvia Rahel Catharina Tegeler, per adres Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, geboren te Bant op zestien december negentienhonderd zeventig.

De comparant verklaarde:

- dat de statuten van de besloten vennootschap met beperkte aansprakelijkheid **TomTom B.V.**, met zetel te Hoofddorp, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 34076599 (de '**vennootschap**'), laatstelijk zijn gewijzigd bij akte verleden op negen maart tweeduizend vier voor Mr R. Pfeiffer, notaris te Rotterdam, ten aanzien van welke statutenwijziging de Minister van Justitie op drieëntwintig januari tweeduizend vier onder nummer B.V. 424978 heeft medegedeeld dat hem van geen bezwaren is gebleken;
- dat de algemene vergadering van de vennootschap heeft besloten om de statuten van de vennootschap gedeeltelijk te wijzigen;
- dat voorts werd besloten om onder meer de comparant te machtigen de betreffende statutenwijziging tot stand te brengen;
- ./. dat van deze besluiten blijkt uit een, aan deze akte te hechten, aandeelhoudersbesluit.

Vervolgens verklaarde de comparant ter uitvoering van deze besluiten de statuten van de vennootschap gedeeltelijk te wijzigen als volgt:

Artikel 1 lid 1 komt te luiden als volgt:

1. De naam van de vennootschap luidt:
   TomTom International B.V.
   De vennootschap heeft haar zetel te Amsterdam.

Artikel 27 (overgangsbepaling) komt te vervallen.

Slotverklaring

./. Ten slotte verklaarde de comparant dat de Minister van Justitie blijkens de, aan deze akte te hechten, verklaring op tien mei tweeduizend vijf onder nummer B.V. 424978 heeft medegedeeld dat hem ten aanzien van de onderhavige statutenwijziging van geen bezwaren is gebleken. ——————————————————————————

Deze akte is heden verleden te Amsterdam. ————————————————

De inhoud van deze akte is aan de verschenen persoon zakelijk meegedeeld en toegelicht. —

De verschenen persoon verklaarde geen volledige voorlezing te verlangen, van de inhoud van de akte te hebben kennisgenomen en daarmee in te stemmen. ——————————

Deze akte is vervolgens beperkt voorgelezen en onmiddellijk daarna ondertekend door de verschenen persoon en mij, notaris, om tien uur vijfendertig minuten. ——————

(Getekend): S.R.C. Tegeler, Paul Quist. ——————————————

VOOR AFSCHRIFT

Stibbe

SHAREHOLDERS RESOLUTION
TOMTOM B.V.

CS/6002101/290569

The undersigned:
the company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) **TomTom Nederland B.V.**, having its seat in Amsterdam, its address at 1017 CT Amsterdam, Rembrandtplein 35, filed at the Trade Register under number 34224566, which is being represented by its sole member of the Management Board, being the company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) TomTom Group B.V., having its seat in Hoofddorp, its address at 1017 CT Amsterdam, Rembrandtplein 35, filed at the Trade Register under number 34150211, which company at its turn is represented by its solely and independently authorised member of the Management Board:

Tailored Solutions B.V. and Subzero Software Engineering Holding B.V.

whereas:

- *the undersigned is holder of the entire issued capital of the company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) TomTom B.V., having its seat in Hoofddorp, its address at 1017 CT Amsterdam, Rembrandtplein 35 (the 'Company');*
- *according to information provided by the Management Board, no depositary receipts representing shares in the Company's capital have been issued with the Company's concurrence and none of the Company's shares have been encumbered with a right of usufruct or with a right of pledge in consequence whereof the pledgee or the usufructuary would have voting rights or the rights granted by law to holders of depositary receipts issued with a company's concurrence;*
- *the members of the Management Board of the Company have been given the opportunity to cast their advisory vote with regard to the proposals referred to hereinafter;*
- *article 21 paragraph 2 of the articles of association of the Company authorises shareholders to adopt resolutions outside a formal meeting,*

resolves herewith:

1. to amend the articles of association of the Company partially, in accordance with the draft deed of the amendment to the articles of association, prepared by Stibbe in Amsterdam, with reference CS/6002101/290538, so that article 1 paragraph 1 will read as follows:

   1. De naam van de vennootschap luidt: TomTom International B.V.
      De vennootschap heeft haar zetel te Amsterdam.

   and article 27 (provisional clause) will be deleted.

2. to authorise each member of the Management Board of the Company, as well as each civil-law notary, prospective civil-law notary and notarial paralegal, of Stibbe in Amsterdam, to file a request for a Ministerial Statement of No-Objections as well as to sign the deed of amendment to the articles of

association and to undertake all other activities the holder of this power of attorney deems necessary or useful;

3. to appoint as member of the Management Board of the Company:
   the company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) TomTom Nederland B.V., (to be converted into a company with limited liability (*naamloze vennootschap)* and in connection therewith to be renamed into TomTom N.V.), having its seat in Amsterdam, its address at 1017 CT Amsterdam, Rembrandtplein 35, filed at the Trade Register under number 34224566, as per the 13th of May 2005;
4. to accept the resignation of:
   - the company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) Subzero Software Engineering Holding B.V., having its seat in Amsterdam, its address at 1017 CT Amsterdam, Rembrandtplein 35, filed at the Trade Register under number 29045876;
   - the company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) Tailored Solutions B.V., having its seat in Amsterdam, its address at 1017 CT Amsterdam, Rembrandtplein 35, filed at the Trade Register under number 33234065;
   - Hendricus Coenradus Albertus Goddijn, born in Oegstgeest, the Netherlands, on 23 April 1960;
   - Corinne Danièle Goddijn-Vigreux, born in Lyon, France, on 9 December 1964;
   - Mark Jonathan Gretton, born in London, United Kingdom, on 8 July 1959;
   - Gerrit Alexander Ribbink, born in Amsterdam, the Netherlands, on 14 May 1964,

   as members of the Management Board of the Company granting discharge for their management insofar such management appears from the adopted annual accounts or has been disclosed to the shareholders' meeting, as per the 13th of May 2005.

Signed in: Amsterdam on 12 May 2005

TomTom Nederland B.V.

____

TomTom Group B.V.
by:

itie Ministerie van Justitie

Directoraat-Generaal Preventie, Jeugd en Sancties
Dienst Bestuurszaken

Referentie: ST/6002101/tomtombv

PHN Quist

Postbus 75640

1070 AP AMSTERDAM

Verklaring van geen bezwaar

Naar aanleiding van uw verzoek tot het verkrijgen van de verklaring van geen bezwaar ten aanzien van de hieronder genoemde

Statutenwijziging

deel ik u het volgende mede:

Mij is van bezwaren niet gebleken.

Naam TomTom International B.V.

TomTom B.V.

Nummer BV 424978

Beslissingsdatum 10 mei 2005

De minister van Justitie,
Namens deze,

De coördinator Integriteit Bedrijfsleven
A. A. A. M. Huldy

Indien van toepassing gaarne onderstaande aankruisen en deze verklaring retourneren.
[ ] Van deze verklaring is geen gebruik gemaakt

Stibbe

STATUTEN
van
TomTom International B.V.
zoals deze luiden sedert 13 mei 2005.

Stibbe

STATUTEN VAN ST/6002101/292337.dlt

TOMTOM INTERNATIONAL B.V.

met zetel te Amsterdam, zoals deze luiden na een akte van statutenwijziging verleden op 13 mei 2005 voor Mr P.H.N. Quist, notaris te Amsterdam, ten aanzien van welke statutenwijziging de Minister van Justitie op 10 mei 2005 onder nummer B.V. 424978 heeft medegedeeld dat hem van geen bezwaren is gebleken.

Naam, zetel, duur en doel

Artikel 1.

1. De naam van de vennootschap luidt:
   TomTom International B.V.
   De vennootschap heeft haar zetel te Amsterdam.
2. De vennootschap heeft ten doel de im- en export, verkoop, ontwikkeling, produktie van en consultancy op het gebied van computersoftware, alsmede op het gebied van hardware, telecommunicatie en andere gebieden van informatica.
3. De vennootschap is bevoegd tot het deelnemen in, het samenwerken met, het financieren van, het voeren van directie over of het zich op andere wijze interesseren bij andere vennootschappen en/of ondernemingen.

Kapitaal, aandelen

Artikel 2.

1. Het maatschappelijk kapitaal bedraagt negentigduizend euro (EUR 90.000,--), verdeeld in negen miljoen (9.000.000) aandelen van één cent (EUR 0,01).
2. De aandelen luiden op naam.
   Aandeelbewijzen worden niet uitgegeven.
   De vennootschap verleent geen medewerking aan het voor aandelen uitgeven van certificaten aan toonder.

Definities

Artikel 3.

Waar in deze statuten sprake is van de volgende begrippen, wordt daaronder verstaan hetgeen uit het volgende blijkt.

- Dochtermaatschappij:
  a. een rechtspersoon waarin de vennootschap of een of meer van haar dochtermaat-

schappijen, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de stemrechten in de algemene vergadering kunnen uitoefenen;

b. een rechtspersoon waarvan de vennootschap of een of meer van haar dochtermaatschappijen lid of aandeelhouder zijn en, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de bestuurders of van de commissarissen kunnen benoemen of ontslaan, ook indien alle stemgerechtigden stemmen.

Met een dochtermaatschappij wordt gelijk gesteld een onder eigen naam optredende vennootschap waarin de vennootschap of een of meer dochtermaatschappijen als vennoot volledig jegens schuldeisers aansprakelijk is voor de schulden.

Voor de toepassing van het sub a en b bepaalde

- worden aan aandelen verbonden rechten niet toegerekend aan degene die de aandelen voor rekening van anderen houdt;
- worden aan aandelen verbonden rechten toegerekend aan degene voor wiens rekening de aandelen worden gehouden, indien deze bevoegd is te bepalen hoe de rechten worden uitgeoefend dan wel zich de aandelen te verschaffen;
- worden stemrechten, verbonden aan verpande aandelen, toegerekend aan de pandhouder, indien hij mag bepalen hoe de rechten worden uitgeoefend; zijn de aandelen evenwel verpand voor een lening die de pandhouder heeft verstrekt in de gewone uitoefening van zijn bedrijf, dan worden de stemrechten hem slechts toegerekend, indien hij deze in eigen belang heeft uitgeoefend.

  Bij de vaststelling in hoeverre leden of aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal verschaft wordt of vertegenwoordigd is, wordt geen rekening gehouden met lidmaatschappen of aandelen waarvan de wet bepaalt dat daarvoor geen stem kan worden uitgebracht.

- Groepsmaatschappij:

  Een rechtspersoon of vennootschap die met de vennootschap in een groep is verbonden. Een groep is een economische eenheid waarin rechtspersonen en vennootschappen organisatorisch zijn verbonden.

- Certificaten respectievelijk certificaathouders:

  Behoudens in de artikelen 5, 16 lid 4 en 24 lid 2: slechts de met medewerking van de vennootschap uitgegeven certificaten van aandelen, respectievelijk slechts de houders

van zodanige certificaten, alsmede de personen die als gevolg van een op een aandeel gevestigd vruchtgebruik of pandrecht de in artikel 8 leden 9 en 10 vermelde certificaathoudersrechten hebben.

- De wet:
  boek 2 van het Burgerlijk Wetboek.
- Algemene vergadering:
  de algemene vergadering van aandeelhouders.
- Uitgebrachte stemmen:
  alle stemmen die zijn uitgebracht, behalve blanco stemmen en de stemmen waarvan de voorzitter van de vergadering beslist dat deze ongeldig zijn uitgebracht.

Uitgifte van aandelen

Artikel 4.

1. Uitgifte van aandelen geschiedt ingevolge besluit van de algemene vergadering, die tevens de voorwaarden voor uitgifte bepaalt waaronder te begrijpen of er een - al of niet beperkt - voorkeursrecht volgens de wet is.
   De algemene vergadering kan haar bevoegdheden tot uitgifte, tot bepaling van voorwaarden voor uitgifte en tot voormelde bepaling omtrent voorkeursrechten overdragen aan de directie; dergelijke overdrachten van bevoegdheid zijn herroepbaar.
   Er is geen voorkeursrecht op aandelen die worden uitgegeven aan werknemers van de vennootschap of van een groepsmaatschappij.
   Het ten aanzien van uitgifte van aandelen bepaalde is van overeenkomstige toepassing op het toekennen van een voorkeursrecht tot het nemen van aandelen.
   Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.
   Met betrekking tot uitgifte zal mede van toepassing zijn hetgeen de wet te dezen nader dwingend mocht bepalen.
2. Bij het nemen van een aandeel moet daarop ten minste het nominale bedrag worden gestort.
3. Storting op een aandeel moet in geld geschieden voorzover niet een andere inbreng is overeengekomen.
   Storting in vreemd geld kan slechts geschieden met toestemming van de vennootschap en met inachtneming van het bepaalde in artikel 191a lid 3 van de wet.

Eigen aandelen

Artikel 5.

1. De vennootschap kan met inachtneming van de bepalingen van de wet, onder bezwarende titel volgestorte aandelen in haar maatschappelijk kapitaal slechts verkrijgen indien:
   a. het eigen vermogen, verminderd met de verkrijgingsprijs niet kleiner is dan het gestorte en opgevraagde deel van het kapitaal, vermeerderd met de reserves die krachtens de wet moeten worden aangehouden; en
   b. het nominale bedrag van de te verkrijgen en de reeds door de vennootschap en haar dochtermaatschappijen tezamen gehouden aandelen in haar kapitaal niet meer dan de helft van het geplaatste kapitaal beloopt.

   Voor een zodanige verkrijging behoeft de directie de machtiging van de algemene vergadering.

   Voor de geldigheid van de verkrijging is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen in het kapitaal van de vennootschap en uitkeringen uit winst of reserves aan anderen, die zij en haar dochtermaatschappijen na de balansdatum verschuldigd werden.

   Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld, dan is de verkrijging niet toegestaan.

   Het hiervoor in dit lid bepaalde geldt niet voor aandelen die de vennootschap onder algemene titel verkrijgt.

   Onder het begrip aandelen in het in dit lid bepaalde zijn certificaten daarvan begrepen.
2. De vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden.

   Dit verbod geldt ook voor haar dochtermaatschappijen.

   De vennootschap is bevoegd leningen met het oog op het nemen of verkrijgen van aandelen in haar kapitaal of van certificaten daarvan te verstrekken tot ten hoogste het bedrag van de uitkeerbare reserves, doch slechts met goedkeuring van de algemene vergadering.

   De vennootschap houdt krachtens de wet een niet-uitkeerbare reserve aan tot het uitstaande bedrag van de genoemde leningen.
3. Een dochtermaatschappij mag voor eigen rekening geen aandelen of certificaten nemen

of doen nemen in het kapitaal van de vennootschap.

Zulke aandelen of certificaten mogen dochtermaatschappijen voor eigen rekening onder bijzondere titel slechts verkrijgen of doen verkrijgen, voor zover de vennootschap zelf eigen aandelen mag verkrijgen.

4. Vervreemding van of vestiging van een beperkt recht op eigen aandelen geschiedt krachtens besluit van de algemene vergadering.

   Op het vervreemden is het in artikel 10 bepaalde, op vestiging van een recht van vruchtgebruik of pand het in artikel 8 leden 8 of 10 bepaalde van toepassing.

Terugbetaling op aandelen

Artikel 6.

Terugbetaling op aandelen kan slechts geschieden nadat de statuten zijn gewijzigd en overeenkomstig die wijziging.

De terugbetaling geschiedt steeds naar evenredigheid op alle aandelen; van het vereiste van evenredigheid mag worden afgeweken met instemming van alle betrokken aandeelhouders.

Het gestorte kapitaal mag niet kleiner worden dan het ten tijde van het besluit van de algemene vergadering tot statutenwijziging door de wet voorgeschreven minimum kapitaal.

Aandelen in onverdeeldheid

Artikel 7.

Indien een aandeel tot een gemeenschap behoort, kunnen de gerechtigden slechts door een door hen schriftelijk aangewezen persoon hun uit dat aandeel voortvloeiende rechten uitoefenen.

Register van aandeelhouders

Artikel 8.

1. De directie houdt een register waarin de namen en adressen van alle houders van aandelen zijn opgenomen met vermelding van het op ieder aandeel gestorte bedrag.
2. In het register worden tevens opgenomen de namen en adressen van hen die een recht van vruchtgebruik of een pandrecht op die aandelen hebben, met vermelding welke aan de aandelen verbonden rechten hun overeenkomstig de leden 8, 9 en 10 van dit artikel toekomen.
3. Voorts worden in het register opgenomen de namen en adressen van de certificaathouders.
4. Iedere aandeelhouder, vruchtgebruiker en pandhouder van aandelen en iedere certificaathouder is verplicht er voor te zorgen dat zijn adres bij de vennootschap bekend is.

5. Het register wordt regelmatig bijgehouden; elke aantekening wordt door de directie ondertekend.
6. De directie verstrekt desgevraagd aan een aandeelhouder, een vruchtgebruiker en een pandhouder om niet een uittreksel uit het register met betrekking tot zijn recht op een aandeel.

   Rust op het aandeel een recht van vruchtgebruik of een pandrecht, dan vermeldt het uittreksel aan wie de in de leden 8, 9 en 10 van dit artikel bedoelde rechten toekomen.
7. De directie legt het register ten kantore van de vennootschap ter inzage van de aandeelhouders, alsmede van de vruchtgebruikers en pandhouders aan wie de in de leden 9 en 10 van dit artikel bedoelde rechten toekomen.
8. Op aandelen kan vruchtgebruik worden gevestigd.

   Behoudens het bepaalde in artikel 24 lid 2, heeft de aandeelhouder het stemrecht op de aandelen waarop een vruchtgebruik is gevestigd.

   In afwijking van het bepaalde in de vorige zin, doch met hetzelfde voorbehoud, komt het stemrecht toe aan de vruchtgebruiker indien dit bij de vestiging van het vruchtgebruik is bepaald, mits zowel deze bepaling als - bij overdracht van het vruchtgebruik - de overgang van het stemrecht is goedgekeurd door de algemene vergadering.
9. De aandeelhouder die geen stemrecht heeft en de vruchtgebruiker die stemrecht heeft, hebben de rechten van een certificaathouder.

   De vruchtgebruiker die geen stemrecht heeft, heeft deze rechten, indien bij de vestiging of overdracht van het vruchtgebruik niet anders is bepaald.
10. Op aandelen kan een pandrecht worden gevestigd.

    Slechts de aandeelhouder heeft het stemrecht op verpande aandelen.

    Het bepaalde in de tweede zin van lid 9 van dit artikel is alsdan van overeenkomstige toepassing.

Levering van aandelen

Artikel 9.

De levering van aandelen geschiedt door een akte van levering en de betekening van die akte aan de vennootschap, of de schriftelijke erkenning van de levering door de vennootschap op grond van de overlegging aan de vennootschap van die akte.

Voorschriften omtrent levering van aandelen zijn van overeenkomstige toepassing op vestiging en levering van een recht van vruchtgebruik en op vestiging van pandrecht op aandelen, alsmede op de toedeling van aandelen bij verdeling van enige gemeenschap.

alsmede op de toedeling van aandelen bij verdeling van enige gemeenschap.

Eén en ander behoudens hetgeen de wet te dezen nader dwingend mocht bepalen.

Blokkeringsregeling

Artikel 10.

1. Een aandeelhouder is slechts bevoegd één of meer van zijn aandelen te vervreemden, hetzij met inachtneming van het in dit artikel bepaalde, hetzij met schriftelijke goedkeuring van alle mede-aandeelhouders.

   De overdracht moet plaatsvinden binnen drie maanden nadat de goedkeuring is verleend.

   Ook een vervreemding aan bloed- of aanverwanten, aan een echtgenoot, aan de vennootschap of aan mede-aandeelhouders, valt onder deze blokkeringsregeling.

   Onverminderd de aanbiedingsplicht in het volgende artikel geldt toedeling van aandelen bij verdeling van enige gemeenschap niet als vervreemding.

   De bepalingen van dit artikel gelden niet indien de aandeelhouder krachtens de wet tot overdracht van zijn aandeel aan een eerdere aandeelhouder verplicht is.

   Claims en stocks worden in dit artikel en de artikelen 11 en 12 op één lijn gesteld met de aandelen.

   Alle kennisgevingen en mededelingen, waarvan in dit artikel en de artikelen 11 en 12 sprake is, moeten bij aangetekende brief geschieden of tegen ontvangstbewijs.
2. De aandeelhouder geeft van zijn voornemen tot vervreemding kennis aan de directie.

   Hij vermeldt daarbij het aantal aangeboden aandelen.

   Hiervan doet de directie onmiddellijk mededeling aan de overige aandeelhouders, die daarbij tevens tot een vergadering worden opgeroepen, evenals de aanbieder.
3. De andere aandeelhouders hebben in die vergadering, doch de vennootschap die aandeelhouder is slechts indien de aanbieder ter vergadering te kennen geeft daarmee in te stemmen, onverminderd het bepaalde in lid 7 van dit artikel, voorkeur de aangeboden aandelen te kopen, waarbij, indien de andere aandeelhouders het omtrent de toedeling van de aangeboden aandelen niet eens zijn, de volgende regels gelden:
   a. de biedingen worden gehonoreerd naar verhouding van het bezit van aandelen, met dien verstande dat een gegadigde nimmer meer aandelen worden toegewezen dan waarop door die gegadigde is gereflecteerd;
   b. aandelen, welke na toepassing van het sub a bepaalde overblijven, worden over de gegadigden verdeeld bij lotingen, met dien verstande, dat geen gegadigde bij één

c. alle toewijzingen en lotingen geschieden ten overstaan van een notaris.

4. De prijs wordt door de gegadigden en de aanbieder in onderling overleg vastgesteld. Indien binnen één maand na de in lid 2 genoemde vergadering geen overeenstemming over de prijs wordt bereikt, wordt de prijs vastgesteld door een - indien de aanbieder dit verlangt, onafhankelijke - deskundige, door de gegadigden en de aanbieder in onderling overleg te benoemen en, indien zij het daarover binnen twee maanden na de in lid 2 genoemde vergadering niet eens worden, op verzoek van de meest gerede partij aan te wijzen door de Kantonrechter binnen wiens kanton de vennootschap statutair is gevestigd.

De kosten van deze deskundige komen voor rekening van de aanbieder voor de helft en de gegadigden voor de andere helft (pro rata van het aantal aandelen dat hun is toegewezen), voorzover de deskundige niet op grond van de verhouding tussen biedprijs, vraagprijs en vastgestelde prijs anders bepaalt.

Indien echter de gegadigden zich terugtrekken, komen de kosten voor hun rekening; indien de aanbieder zijn aanbod intrekt, komen de kosten voor zijn rekening.

De deskundige moet door de directie in de gelegenheid worden gesteld inzage te nemen van de boeken en bescheiden van de vennootschap en de bezittingen van de vennootschap op te nemen, terwijl de directie verplicht is hem alle ten dienste van zijn taxatie gewenste inlichtingen te verschaffen;

van bied- en vraagprijs wordt hem zonodig door de betrokkenen mededeling gedaan.

5. De uitslag van de taxatie wordt door de directie onmiddellijk medegedeeld aan de aanbieder en de gegadigden.

6. De gegadigden moeten binnen één maand na de uitslag van de taxatie aan de directie opgave doen of en in hoeverre zij hun bieding gestand doen.

Daarbij zal gelden dat aandelen waaromtrent de aangewezene zijn bieding niet gestand doet, aan de andere gegadigden worden toegewezen naar dezelfde evenredigheid als in lid 3 sub a vermeld, met dien verstande dat een gegadigde nimmer meer aandelen worden toegewezen dan waarop door die gegadigde is gereflecteerd.

Van voormelde opgave en eventuele verdere toewijzing ingevolge het bepaalde in de vorige zin doet de directie mededeling aan de aanbieder met vermelding van de namen der uiteindelijke gegadigden en het aantal waarvoor ieder hunner gegadigde is.

Bij gebreken van zodanige tijdige opgave zal de aanbieder alle aangeboden aandelen binnen drie maanden na ontvangst van de mededeling van de directie vrijelijk kunnen

overdragen.

7. De aanbieder blijft bevoegd zijn aanbod in te trekken, mits dit geschiedt binnen één maand na ontvangst van de mededeling van de directie genoemd in het vorige lid.
De koop is tot stand gekomen, indien de gegadigden hun bieding hebben gestand gedaan en de aanbieder zijn aanbod niet heeft ingetrokken.
Indien uit de mededeling van de directie blijkt, dat niet alle aangeboden aandelen tegen contante betaling worden gekocht, zal de aanbieder alle aangeboden aandelen binnen drie maanden na ontvangst van die mededeling vrijelijk mogen overdragen.

Artikel 11.

1. In geval van:
   a. overlijden van een aandeelhouder;
   b. ontbinding van een gemeenschap van goederen, waarvan de aandelen deel uitmaakten;
   c. faillissement van of verlening van surséance van betaling aan een aandeelhouder;
   d. ontbinding van een aandeelhouder-rechtspersoon;
   e. overgang van de zeggenschap bij een aandeelhouder-rechtspersoon in de zin van het S.E.R.-besluit Fusiegedragsregels 1975, ongeacht of dit besluit van toepassing is,

   is de betreffende aandeelhouder onderscheidenlijk zijn diens rechtsopvolgers verplicht binnen zes maanden zijn/hun aandelen aan te bieden aan de mede-aandeelhouders.
   Deze verplichting brengt niet mede het verlies van vergaderrecht, stemrecht en recht op dividend.
2. Op de aanbiedingen krachtens dit artikel vindt het in artikel 10 bepaalde overeenkomstige toepassing, behoudens dat geen bevoegdheid bestaat tot intrekking van het aanbod, mits alle aangeboden aandelen worden afgenomen.
   Indien niet alle aangeboden aandelen worden afgenomen, mogen de aandelen worden behouden.
3. Indien de verplichting tot aanbieding ontstaat door de ontbinding van een gemeenschap van goederen, waarvan de aandelen deel uitmaakten, vervalt de verplichting, indien de desbetreffende aandelen binnen zes maanden na de ontbinding zijn toebedeeld aan degene te wiens name zij voor de ontbinding in het aandelenregister geboekt stonden.
   De termijn van aanbieding kan ook na het verstrijken daarvan één maal voor een door de directie te bepalen termijn worden verlengd.

Artikel 12.

1. De levering van de ingevolge het in de artikelen 10 en 11 bepaalde verkochte aandelen moet geschieden binnen één maand, nadat de koop is tot stand gekomen.
2. De betaling van de koopprijs van de aandelen vindt plaats tegelijk met de levering.
3. Indien een verkoop krachtens vorenstaande regelen plaatsvindt en de verkoper ondanks sommatie op een termijn van één maand in gebreke blijft om tot levering mede te werken, alsmede indien aan een verplichting tot aanbieding niet wordt voldaan, dan is de vennootschap bevoegd tot de betrekkelijke overdracht, respectievelijk tot het aanbod en indien alle aandelen worden overgenomen, tot de daaruit voortvloeiende overdracht, onder verplichting tot voldoening aan degene, namens wie de overdracht geschiedt, van het provenue na aftrek van alle terzake vallende kosten.

   Indien de koopprijs van alle verkochte aandelen niet tijdig is voldaan, ondanks sommatie op een termijn van één maand, is de verkoper bevoegd, zonder rechterlijke tussenkomst, de koop van alle aandelen te ontbinden en deze aandelen gedurende drie maanden te vervreemden aan derden, dan wel te behouden, zulks evenwel niet dan nadat de aandelen waarvoor de koopsom niet binnen de termijn van één maand na genoemde sommatie is voldaan, eerst voor dezelfde prijs schriftelijk aan de kopers van de overige aangeboden aandelen te koop zijn aangeboden, waarbij het bepaalde in artikel 10 lid 3 van overeenkomstige toepassing zal zijn, en welk aanbod zal verlopen met één maand.

Bestuur

Artikel 13.

1. De vennootschap wordt bestuurd door een directie bestaande uit één of meer directeuren die worden benoemd door de algemene vergadering.
2. De algemene vergadering stelt het aantal en de bezoldiging van de directeuren vast.
3. De directeuren kunnen te allen tijde door de algemene vergadering worden geschorst of ontslagen.

   Een schorsing kan nimmer langer dan drie maanden duren.
4. In geval van ontstentenis of belet van een directeur zijn de overblijvende directeuren tijdelijk met het bestuur van de vennootschap belast, mits ten aanzien van ten minste twee directeuren geen ontstentenis of belet bestaat.

   In geval van ontstentenis of belet van alle directeuren, alle directeuren behoudens één, of de enige directeur, is de persoon die daartoe door de algemene vergadering wordt benoemd, tijdelijk met het besturen van de vennootschap belast.

Artikel 14.

1. De directie is belast met het besturen van de vennootschap.
2. De directie is bevoegd de vennootschap te vertegenwoordigen.
   Indien twee of meer directeuren in functie zijn, komt de bevoegdheid tot vertegenwoordiging mede toe aan twee directeuren tezamen.
3. In alle gevallen waarin de vennootschap een tegenstrijdig belang heeft met één of meer directeuren, blijft het bepaalde in artikel 14.2 onverkort van kracht tenzij de algemene vergadering één of meer andere personen heeft aangewezen om de vennootschap in het desbetreffende geval of in dergelijke gevallen te vertegenwoordigen.
4. De directie behoeft de goedkeuring van de algemene vergadering voor bestuursbesluiten strekkende tot:
   a. duurzame, rechtstreekse of middellijke samenwerking met een andere rechtspersoon of vennootschap, alsmede wijziging in de voorwaarden van of verbreking van een zodanige samenwerking;
   b. rechtstreekse of middellijke deelneming in het kapitaal van een andere vennootschap, alsmede gehele of gedeeltelijke afstoting van een dergelijke deelneming;
   c. uitoefenen van stemrecht op door de vennootschap gehouden aandelen in andere ondernemingen of op andere wijze deelnemen aan besluitvorming in een orgaan van een deelneming;
   d. vestiging, verplaatsing of opheffing van een door de vennootschap gedreven onderneming, zelfstandig ondernemingsonderdeel of filiaal en het in belangrijke mate uitbreiden of inkrimpen van de activiteiten van een dergelijke onderneming of een dergelijk ondernemingsonderdeel of filiaal;
   e. het afsluiten van kredietovereenkomsten, alsmede het verstrekken van zekerheden en het ter leen opnemen van gelden anders dan binnen het kader van een afgesloten kredietovereenkomst;
   f. het ter leen verstrekken of voor langer dan één jaar beleggen van gelden;
   g. investeringen, welke een door de algemene vergadering vastgesteld of gewijzigd vast te stellen bedrag te boven gaan;
   h. het stellen van borgtochten en garanties;
   i. het verwerven, vervreemden, bezwaren, huren of verhuren van onroerende zaken;
   j. een voorstel tot verkrijgende fusie;
   k. het aanvragen van faillissement en van surséance van betaling;

l. beëindiging van de dienstbetrekking van een aanmerkelijk aantal werknemers tegelijkertijd of binnen een kort tijdsbestek;

m. het aanstellen van procuratiehouders en het vaststellen van hun vertegenwoordigingsbevoegdheid;

n. het aanstellen van personeel met een vast jaarsalaris dat éénhonderdduizend euro (EUR 100.000,--) te boven gaat;

o. het treffen van groepsgewijze pensioenregelingen en het toekennen van pensioenrechten, anders dan ingevolge een groepsgewijze pensioenregeling;

p. het voeren van rechtsgedingen anders dan in kortgeding, het berusten in uitspraken in rechtsgeding en het aangaan van dadingen;

q. het verrichten van rechtshandelingen, voorzover niet reeds in de voorgaande paragrafen begrepen, waarvan het belang of de waarde voor de vennootschap een door de algemene vergadering vastgesteld bedrag te boven gaat; de algemene vergadering kan bepaalde (soorten van) handelingen hiervan uitsluiten;

r. het aangaan van overeenkomsten met bestuurders in privé.

Nimmer kan door splitsing afbreuk worden gedaan aan de strekking van één of meer van vorenstaande bepalingen.

De algemene vergadering kan bepalen dat en voor welke andere dan hiervoor genoemde besluiten de directie goedkeuring van de algemene vergadering behoeft, mits de algemene vergadering in het daartoe strekkend besluit de desbetreffende directiebesluiten duidelijk omschrijft.

Boekjaar, jaarrekening, jaarverslag

Artikel 15.

1. Het boekjaar van de vennootschap is gelijk aan het kalenderjaar.
2. De balans met de winst- en verliesrekening met als bijlage de toelichting op deze stukken, tezamen genoemd de jaarrekening, worden ontworpen door de directie en telkenjare binnen vijf maanden na afloop van een boekjaar met het jaarverslag voor de aandeelhouders ter inzage gelegd ten kantore van de vennootschap.

   De algemene vergadering is bevoegd om op grond van bijzondere omstandigheden de termijn van vijf maanden met ten hoogste zes maanden te verlengen.
3. De jaarrekening wordt ondertekend door de directeuren; ontbreekt de handtekening van één of meer hunner, dan wordt daarvan onder opgave van de reden melding gemaakt.
4. De jaarrekening, het jaarverslag en de gegevens welke krachtens artikel 392 lid 1 van de

wet eraan dienen te worden toegevoegd liggen vanaf de dag van oproeping tot de vergadering, bestemd tot behandeling van de jaarrekening, ten kantore van de vennootschap voor aandeelhouders en certificaathouders ter inzage.

Zij kunnen vanaf de dag van oproeping gratis afschriften verkrijgen.

5. De jaarrekening kan niet worden vastgesteld indien de wet de benoeming van een registeraccountant of van een deskundige aan wie een vergunning genoemd in artikel 70-c-1 van de Wet op de Registeraccountants is verleend, voorschrijft en het tot vaststelling bevoegde orgaan geen kennis heeft kunnen nemen van de accountantsverklaring die aan de jaarrekening moest zijn toegevoegd, onverminderd het bepaalde in afdelingen 8 en 9 van titel 9 van boek 2 van het Burgerlijk Wetboek.
6. De algemene vergadering stelt de jaarrekening vast.
   De algemene vergadering kan volledige of beperkte decharge verlenen aan de directeuren voor het gevoerde bestuur.
7. De directie is verplicht de jaarrekening en de administratie tien jaar lang te bewaren.
8. De directie is bevoegd een deskundige te benoemen (en is ingeval de wet de benoeming van een registeraccountant voorschrijft en de algemene vergadering de benoeming achterwege liet, verplicht een registeraccountant als deskundige en tot het verrichten van de door de wet voorgeschreven werkzaamheden te benoemen) om regelmatig toezicht te houden op de administratie en om verslag aan de directie uit te brengen omtrent het ontwerp van de jaarrekening.

Winst

Artikel 16.

1. De winst is ter beschikking van de algemene vergadering met inachtneming van de eventuele verplichting tot het aanhouden van wettelijke reserves.
2. Voor het geheel of gedeeltelijk opheffen van reserves anders dan door vaststelling van de jaarrekening is de algemene vergadering bevoegd op voorstel van de directie.
   Ten laste van de door de wet voorgeschreven reserves mag een tekort slechts worden gedelgd voorzover de wet dat toestaat.
3. De vennootschap kan aan de aandeelhouders en andere gerechtigden tot de voor uitkering vatbare winst slechts uitkeringen doen voorzover haar eigen vermogen groter is dan het bedrag van het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de wet of de statuten moeten worden aangehouden.
4. Bij de berekening van de winstverdeling tellen de aandelen die de vennootschap in haar

eigen kapitaal houdt niet mee en daarop wordt geen winst uitgekeerd, behoudens indien en voorzover het betreft met vruchtgebruik belaste aandelen waarop - of op de certificaten waarvan - reeds ten tijde van de verkrijging door de vennootschap een vruchtgebruik gevestigd was.

Zij geven evenmin recht op een aandeel in het liquidatiesaldo.

Uitkering van winst

Artikel 17.

1. Uitkeringen aan aandeelhouders zijn betaalbaar binnen veertien dagen na vaststelling daarvan door de algemene vergadering, tenzij deze vergadering een andere termijn bepaalt.
2. De vordering van een aandeelhouder tot uitkering vervalt door een tijdsverloop van vijf jaren nadat die vordering opeisbaar is geworden.
3. De directie is bevoegd een interim-dividend uit te keren, voorzover er winst in de vennootschap is en onverminderd het bepaalde in artikel 16 lid 3.

Algemene vergadering

Artikel 18.

1. De algemene vergaderingen worden gehouden in de statutaire plaats van vestiging en wel wanneer een directeur zulks wenselijk acht of één of meer aandeelhouders, vertegenwoordigende in totaal ten minste tien procent van het geplaatste kapitaal, daartoe schriftelijk en onder nauwkeurige opgave van de te behandelen onderwerpen aan de directie het verzoek richten.
2. Indien de directie aan zodanig verzoek geen gevolg geeft in dier voege, dat de vergadering kan worden gehouden binnen vier weken na de ontvangst van het verzoek, zijn de verzoekers bevoegd zelf een algemene vergadering bijeen te roepen met inachtneming van de desbetreffende voorschriften.

Artikel 19.

1. Jaarlijks, binnen zes maanden na afloop van een boekjaar, wordt een algemene vergadering gehouden.
2. De agenda van de jaarvergadering vermeldt ten minste de volgende onderwerpen:
   a. verslag van de directie omtrent de zaken van de vennootschap en het gevoerde bestuur gedurende het afgelopen boekjaar;
   b. vaststelling van de jaarrekening;
   c. winstbestemming;

d. voorziening in vacatures.

Artikel 20.

1. Mededelingen welke krachtens de wet of de statuten aan de algemene vergadering moeten worden gericht, kunnen geschieden door opneming hetzij in de oproeping hetzij in een stuk dat voor aandeelhouders en certificaathouders ter kennisneming ten kantore van de vennootschap is neergelegd, mits daarvan in de oproeping melding wordt gemaakt.
   De oproeping voor de algemene vergadering geschiedt door de directie, onverminderd het bepaalde in artikel 18 lid 2.
2. De termijn voor oproeping bedraagt ten minste vijftien dagen (de dag van de oproeping en die van de vergadering niet medegerekend).
3. De oproeping vindt plaats bij brief gericht aan de in het aandeelhoudersregister vermelde adressen van de aandeelhouders en certificaathouders.
   Ten aanzien van houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen geldt dat zij worden opgeroepen aan de adressen als aan de hand van de opgave van de houders van de met de betrokken certificaten corresponderende aandelen worden vastgesteld, zulks onverminderd de plicht van de betrokken certificaathouders ingevolge het bepaalde in artikel 8 lid 4.
4. Bij de oproeping worden de te behandelen onderwerpen vermeld; indien het betreft een voorstel te besluiten tot vermindering van kapitaal door intrekking van aandelen of door het bedrag van de aandelen bij statutenwijziging te verminderen, vermeldt de oproeping het doel van de kapitaalvermindering en de wijze van uitvoering.
   Het bepaalde in artikel 25 lid 2 is van overeenkomstige toepassing.
5. Voorstellen van aandeelhouders kunnen alleen dan op de vergadering in behandeling worden genomen, indien zij zo tijdig schriftelijk bij de directie ten kantore van de vennootschap zijn ingediend, dat zij, met inachtneming van de voor de oproeping gestelde termijn, kunnen worden aangekondigd.

Artikel 21.

1. Indien in een algemene vergadering het gehele geplaatste kapitaal is vertegenwoordigd, kunnen geldige besluiten worden genomen over alle aan de orde komende onderwerpen, mits met algemene stemmen, ook al zijn de door de wet of statuten gegeven voorschriften voor het oproepen en houden van vergaderingen niet in acht genomen.
   Indien evenwel slechts het voorschrift omtrent de plaats van vergadering niet in acht

genomen is, is voor besluitvorming niet unanimiteit vereist.

2. Ongeacht of een vergadering is bijeengeroepen met inachtneming van het bepaalde in het vorige artikel, kunnen de besluiten van aandeelhouders, in plaats van in algemene vergaderingen, ook buiten vergadering worden genomen, mits alle stemgerechtigde aandeelhouders zich schriftelijk - waaronder begrepen telegrafisch of per telex- of telexfaxbericht - ten gunste van het voorstel uitspreken.
   Indien de vennootschap evenwel certificaathouders kent, kan door stemgerechtigde aandeelhouders niet buiten vergadering worden besloten.

Artikel 22.

1. De algemene vergaderingen worden geleid door de in leeftijd oudste directeur en bij diens afwezigheid door degene die daartoe door de vergadering wordt aangewezen.
2. De voorzitter beslist omtrent toegang tot de vergadering van anderen dan aandeelhouders, certificaathouders, vertegenwoordigers van deze categorieën, directeuren en de in lid 3 van dit artikel bedoelde notaris en diens eventuele getuigen.
3. Van het verhandelde in elke vergadering worden door een door de voorzitter daartoe aangewezen persoon notulen gehouden, die door de voorzitter en degene die de notulen heeft gehouden, worden vastgesteld en ondertekend.
   Indien echter ten verzoeke van de vennootschap van het verhandelde een notariëel proces-verbaal wordt opgemaakt, is de ondertekening van dit proces-verbaal door de notaris voldoende.

Artikel 23.

1. Elk aandeel, waarvoor de presentielijst is getekend, geeft recht tot het uitbrengen van één stem, behoudens het bepaalde in artikel 24 lid 2.
2. Aandeelhouders en certificaathouders kunnen zich laten vertegenwoordigen, mits bij schriftelijke volmacht.
3. Ook voor de aandelen van hen, aan wie uit anderen hoofde dan als aandeelhouder van de vennootschap door het te nemen besluit enig recht jegens de vennootschap zou worden toegekend, of die daardoor van enige verplichting jegens haar zouden worden ontslagen, kunnen geldige stemmen worden uitgebracht.

Artikel 24.

1. De besluiten van de algemene vergadering worden, onverminderd het bepaalde in de wet en in artikel 21 en artikel 25 van deze statuten, genomen met volstrekte meerderheid van de uitgebrachte stemmen.

2. Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij kan in de algemene vergadering geen stem worden uitgebracht; evenmin voor aandelen waarvan één hunner de certificaten houdt.
   Vruchtgebruikers van aandelen welke aan de vennootschap en haar dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik was gevestigd voordat het aandeel aan de vennootschap of haar dochtermaatschappij toebehoorde.
   De vennootschap of een dochtermaatschappij kan geen stem uitbrengen voor een aandeel waarop zij een recht van vruchtgebruik heeft.
   Bij de vaststelling in hoeverre de aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvoor geen stem kan worden uitgebracht.
3. Stemming omtrent verkiezing, schorsing of ontslag van personen, geschiedt met ongetekende briefjes.
   Indien de voorzitter van de vergadering daartoe de gelegenheid biedt, is besluitvorming bij acclamatie toegestaan.
4. Indien bij een verkiezing van personen, anders dan door staken van stemmen, niemand de volstrekte meerderheid verwierf, wordt herstemd.
   Doet zich dan hetzelfde geval voor, dan worden herstemmingen gehouden totdat door één persoon de volstrekte meerderheid wordt verworven ofwel tussen twee personen is gestemd en de stemmen staken; bij de achtereenvolgende herstemmingen wordt gestemd tussen degenen op wie bij de voorafgaande stemmingen werd gestemd uitgezonderd degene(n) op wie bij de direct voorafgaande stemming het minste aantal stemmen werd uitgebracht.
   Doet dit laatste zich voor ten aanzien van meer dan één persoon, dan wordt bij loting uitgemaakt op wie hunner in de volgende stemming geen stem meer kan worden uitgebracht.
   In geval van staking van stemmen bij verkiezing van personen geldt op overeenkomstige wijze het in lid 5 bepaalde.
   Maakt de algemene vergadering van de in lid 5 genoemde bevoegdheid geen gebruik dan komt geen besluit tot stand.
5. Bij staking van stemmen over zaken is de algemene vergadering bevoegd de beslissing op te dragen aan een door haar te benoemen derde.

De algemene vergadering kan de benoeming van een derde opdragen aan de voorzitter van de vergadering.

Onder 'derde' wordt mede verstaan een orgaan van de vennootschap of één of meer leden van een orgaan van de vennootschap.

De derde dient zijn/haar beslissing in het belang van de vennootschap te nemen.

Maakt de algemene vergadering van deze bevoegdheid geen gebruik dan is het voorstel verworpen.

De onderhavige regeling laat onverlet de werking der wettelijke geschillenregeling.

6. Het ter vergadering uitgesproken oordeel van de voorzitter, dat door de vergadering een besluit is genomen, is beslissend.

   Hetzelfde geldt voor de inhoud van een genomen besluit voorzover gestemd werd over een niet schriftelijk vastgesteld voorstel.

   Wordt echter onmiddellijk na het uitspreken van het in de laatste en voorlaatste zin bedoelde oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats wanneer de meerderheid der vergadering of, indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, een stemgerechtigde aanwezige dit verlangt.

   Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

Wijziging van de statuten, fusie, ontbinding

Artikel 25.

1. Tot verandering in de bepalingen van deze statuten alsmede tot ontbinding van de vennootschap - waaronder begrepen een besluit tot fusie leidende tot ontbinding van de vennootschap - kan worden besloten in een algemene vergadering, waarin meer dan de helft van het geplaatste kapitaal vertegenwoordigd is, met ten minste twee/derde van de uitgebrachte stemmen.

   Indien het vereiste kapitaal niet is vertegenwoordigd, wordt een nieuwe vergadering bijeengeroepen, te houden binnen één maand na de eerste vergadering, in welke tweede vergadering alsdan, ongeacht het vertegenwoordigde kapitaal, mits met ten minste twee/derde van de uitgebrachte stemmen, over zodanig onderwerp een besluit kan worden genomen.

   Bij de oproeping tot de nieuwe vergadering moet worden vermeld dat en waarom een besluit kan worden genomen, onafhankelijk van het ter vergadering vertegenwoordigde gedeelte van het kapitaal.

2. Een afschrift van het voorstel, waarin de wijziging woordelijk is opgenomen, ligt vanaf de oproeping tot de afloop van de vergadering ten kantore van de vennootschap ter inzage voor iedere aandeelhouder en certificaathouder, terwijl aldaar voor ieder hunner kosteloos een afschrift verkrijgbaar is.

Vereffening

Artikel 26.

1. Bij ontbinding van de vennootschap bepaalt de algemene vergadering wie met de vereffening zullen zijn belast.
2. Bij het besluit tot ontbinding zal tevens de beloning worden bepaald, die door de vereffenaars zal worden genoten.
3. De vereffening geschiedt met inachtneming van de desbetreffende bepalingen van de wet.
4. Het na voldoening van alle schulden overblijvende saldo wordt aan de aandeelhouders uitgekeerd, naar verhouding van ieders nominaal bedrag aan aandelen.
5. De bepalingen van deze statuten blijven gedurende de vereffening voorzover mogelijk van kracht.
6. De boeken en bescheiden van de ontbonden vennootschap zullen gedurende tien jaren na afloop van de vereffening blijven berusten onder de persoon, daartoe door de vereffenaars te benoemen.

Stibbe

OMZETTING EN STATUTENWIJZIGING
TomTom Nederland B.V.
(nieuwe naam: TomTom N.V.)
Akte de dato 13 mei 2005.

OMZETTING EN STATUTENWIJZIGING IJS/6002101/287758
TOMTOM NEDERLAND B.V. 12-05-2005
(NIEUWE NAAM: TOMTOM N.V.) 5 (290064v5)

Heden, dertien mei ---

tweeduizend vijf, verscheen voor mij, ---

Mr Paul Hubertus Nicolaas Quist, notaris te Amsterdam: ---

de heer Mr IJsbrand Cornelis van Straten, per adres Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, geboren te Woudrichem op dertig maart negentienhonderd zevenenzestig. ---

De comparant verklaarde: ---

- dat de statuten van de besloten vennootschap met beperkte aansprakelijkheid **TomTom Nederland B.V.**, met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 34224566 (de '**vennootschap**'), laatstelijk zijn gewijzigd bij akte verleden op veertien april tweeduizend vijf voor Mr P.H.N. Quist, notaris te Amsterdam, ten aanzien van welke statutenwijziging de Minister van Justitie op veertien april tweeduizend vijf onder nummer B.V. 1318599 heeft medegedeeld dat hem van geen bezwaren is gebleken; ---
- dat de algemene vergadering van de vennootschap heeft besloten om de vennootschap om te zetten in een naamloze vennootschap met beperkte aansprakelijkheid en in het kader daarvan de statuten van de vennootschap geheel te wijzigen; ---
- dat voorts werd besloten om onder meer de comparant te machtigen de betreffende statutenwijziging tot stand te brengen; ---
- ./. dat van deze besluiten blijkt uit een, aan deze akte te hechten, aandeelhoudersbesluit. ---

Vervolgens verklaarde de comparant ter uitvoering van deze besluiten de statuten van de vennootschap geheel te wijzigen als volgt: ---

Begripsbepalingen ---

Artikel 1. ---

In de statuten wordt verstaan onder: ---

a. algemene vergadering: het orgaan dat gevormd wordt door aandeelhouders en andere stemgerechtigden; ---

b. algemene vergadering van aandeelhouders: de bijeenkomst van aandeelhouders en andere personen met vergaderrechten;

c. dochtermaatschappij: heeft de betekenis zoals bepaald in artikel 2:24a Burgerlijk Wetboek;

d. groep: heeft de betekenis zoals bepaald in artikel 2:24b Burgerlijk Wetboek;

e. groepsmaatschappij: een rechtspersoon of vennootschap die met de vennootschap in een groep is verbonden;

f. afhankelijke maatschappij: heeft de betekenis zoals bepaald in artikel 2:152 Burgerlijk Wetboek;

g. officiële prijscourant: de officiële prijscourant uitgegeven door de naamloze vennootschap Euronext Amsterdam N.V.;

h. fondsenreglement: het fondsenreglement van de naamloze vennootschap Euronext Amsterdam N.V.;

i. Wge: de Wet giraal effectenverkeer;

j. centraal instituut: het centraal instituut als bedoeld in de Wge;

k. aangesloten instelling: een aangesloten instelling in de zin van de Wge;

l. verzameldepot: een verzameldepot als bedoeld in de Wge;

m. girodepot: een girodepot als bedoeld in de Wge;

n. deelgenoten: deelgenoten als bedoeld in de Wge;

o. stemgerechtigden: stemgerechtigde aandeelhouders alsmede stemgerechtigde vruchtgebruikers van aandelen;

p. vergadergerechtigden: stemgerechtigden alsmede aandeelhouders zonder stemrechten.

Met betrekking tot aandelen opgenomen in een verzameldepot of girodepot worden voor de toepassing van deze statuten als stem- en/of vergadergerechtigden beschouwd degenen die als zodanig zijn opgenomen in de administratie van de aangesloten instelling die het desbetreffende verzameldepot beheert respectievelijk te wiens name het aandeel in het girodepot staat.

Naam, zetel, doel

Artikel 2.

1. De vennootschap draagt de naam:
TomTom N.V.
2. Zij heeft haar zetel te Amsterdam.

Artikel 3.

Het doel van de vennootschap is: ---

- het deelnemen in, het financieren van, en het samenwerken met, het besturen van vennootschappen en andere ondernemingen en het verlenen van adviezen en andere diensten; ---
- het verkrijgen, exploiteren en vervreemden van industriële en intellectuele eigendomsrechten, alsmede van registergoederen; ---
- het beleggen van vermogen; ---
- het verstrekken van zekerheden voor schulden van rechtspersonen of andere vennootschappen die met de vennootschap in een groep verbonden zijn of voor schulden van derden; ---
- het verrichten van al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn, ---

alles in de ruimste zin van het woord. ---

Kapitaal ---

Artikel 4. ---

1. Het maatschappelijk kapitaal van de vennootschap bedraagt negenennegentig miljoen negenhonderdduizend euro (EUR 99.900.000,--) en is verdeeld in driehonderd drieëndertig miljoen (333.000.000) gewone aandelen, elk met een nominale waarde van twintig cent (EUR 0,20) en éénhonderd zesenzestig miljoen vijfhonderdduizend --- (166.500.000) preferente aandelen, elk met een nominale waarde van twintig cent --- (EUR 0,20). ---
2. Waar in deze statuten wordt gesproken van aandelen respectievelijk aandeelhouders, worden daaronder verstaan de in lid 1 genoemde soorten aandelen respectievelijk de houders daarvan, tenzij uitdrukkelijk anders is bepaald of uit het zinsverband blijkt. ---
3. De gewone aandelen en de preferente aandelen luiden op naam. ---
   De aandelen zijn zodanig genummerd, dat ze te allen tijde van elkaar onderscheiden kunnen worden. ---
   Van de aandelen op naam worden geen aandeelbewijzen uitgegeven. ---
4. De vennootschap zal niet meewerken aan certificering van aandelen in haar kapitaal. ---
5. Het centraal instituut is belast met het beheer over het girodepot. ---
   De aangesloten instellingen zijn belast met het beheer over het door hen gehouden verzameldepot. ---
   Op het beheer zijn de bepalingen in de Wge van toepassing. ---

6. De uitlevering van aandelen zoals bedoeld in artikel 26 van de Wge is uitgesloten. -----

Uitgifte van aandelen ---

Artikel 5. ---

1. Uitgifte van aandelen geschiedt ingevolge een besluit, inhoudende de prijs en de overige voorwaarden van uitgifte, van de algemene vergadering dan wel van de raad van bestuur indien de raad van bestuur daartoe is aangewezen door de algemene vergadering of bij deze statuten voor een periode van maximaal twee jaar. ---------------------------
   Uitgifte van aandelen kan slechts plaatsvinden op voorstel van de raad van bestuur, tenzij de raad van bestuur is aangewezen als bevoegd orgaan tot uitgifte van aandelen. ---
   Een besluit tot uitgifte door de algemene vergadering of de raad van bestuur is onderworpen aan de voorafgaande goedkeuring van de raad van commissarissen. ----------
   Indien de raad van bestuur wordt aangewezen als bevoegd orgaan tot uitgifte van aandelen, wordt bij die aanwijzing bepaald hoeveel en welke soort aandelen mogen worden uitgegeven. ---
   De aanwijzing kan telkens voor niet langer dan twee jaren worden verlengd. ----------
   Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken. ----------
2. Voor de geldigheid van een besluit van de algemene vergadering tot uitgifte of tot aanwijzing van de raad van bestuur, als hiervoor bedoeld, is vereist een voorafgaand of gelijktijdig goedkeurend besluit van elke groep houders van aandelen van eenzelfde soort aan wier rechten de uitgifte afbreuk doet. ---
3. De raad van bestuur legt binnen acht dagen na een besluit van de algemene vergadering tot uitgifte of tot aanwijzing van de raad van bestuur, als hiervoor bedoeld, een volledige tekst daarvan neer ten kantore van het handelsregister. -------------------------
   De raad van bestuur doet binnen acht dagen na elke uitgifte van aandelen hiervan opgave ten kantore van het handelsregister met vermelding van het soort en aantal. --------
4. Indien en voor zover de raad van bestuur is aangewezen als bevoegd om tot uitgifte van aandelen te besluiten, is bij de uitgifte van preferente aandelen, daaronder begrepen het verlenen van een recht tot het nemen van preferente aandelen, doch niet het uitgeven van preferente aandelen krachtens uitoefening van een zodanig optierecht, de raad van bestuur verplicht, binnen vier weken na die uitgifte een algemene vergadering van aandeelhouders bijeen te roepen, waarin de motieven voor de uitgifte worden toegelicht, tenzij voordien in een algemene vergadering van aandeelhouders een zodanige toelichting is gegeven. ---

5. De voorafgaande goedkeuring van de algemene vergadering is vereist inzake een uitgifte van preferente aandelen door de raad van bestuur indien als gevolg van deze uitgifte het totale nominale bedrag van de geplaatste preferente aandelen meer bedraagt dan vijftig procent (50%) van het totale nominale bedrag van de geplaatste gewone aandelen ten tijde van de uitgifte. --
6. Ingeval van uitgifte van preferente aandelen zal een vergadering van aandeelhouders worden bijeengeroepen welke zal worden gehouden uiterlijk zes maanden na de dag waarop voor het eerst preferente aandelen zullen zijn uitgegeven. ----------
Voor die vergadering zal een besluit omtrent inkoop dan wel intrekking van de preferente aandelen worden geagendeerd. --
Indien het naar aanleiding van dit agendapunt te nemen besluit niet strekt tot inkoop dan wel intrekking van de preferente aandelen zal, telkens binnen zes maanden na de vorige vergadering van aandeelhouders, een vergadering van aandeelhouders worden bijeengeroepen en gehouden voor welke vergaderingen een besluit omtrent inkoop dan wel intrekking van de preferente aandelen zal worden geagendeerd, zulks totdat geen preferente aandelen meer zullen uitstaan. --
Het hiervoor in dit lid bepaalde is niet van toepassing op preferente aandelen die zijn uitgegeven krachtens besluit van de algemene vergadering. ----------
7. Het bepaalde in de leden 1 tot en met 5 is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand, die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent. --
8. Uitgifte van aandelen geschiedt nimmer beneden pari, onverminderd het bepaalde in artikel 2:80 lid 2 Burgerlijk Wetboek. --
9. Gewone aandelen worden slechts tegen storting van het nominale bedrag uitgegeven; preferente aandelen kunnen tegen gedeeltelijke volstorting worden uitgegeven, met dien verstande, dat bij het nemen van het aandeel ten minste een/vierde van het nominale bedrag moet worden gestort. --
10. Storting moet in geld geschieden voor zover niet een andere inbreng met in achtneming van het bepaalde in artikel 2:80b Burgerlijk Wetboek is overeengekomen. ----------
Storting in vreemd geld kan slechts geschieden met toestemming van de vennootschap en overigens met inachtneming van het bepaalde in artikel 2:80a lid 3 Burgerlijk Wetboek. --

11. De raad van bestuur kan op elk gewenst ogenblik besluiten op welke dag en tot welk bedrag verdere storting op niet-volgestorte preferente aandelen moet zijn geschied. ——
De raad van bestuur geeft van zodanig besluit onverwijld kennis aan de houders van de preferente aandelen; tussen die kennisgeving en de dag waarop de storting moet zijn geschied dienen ten minste dertig dagen te liggen. ——————————
12. De raad van bestuur is bevoegd zonder voorafgaande goedkeuring van de algemene vergadering tot het verrichten van rechtshandelingen als bedoeld in artikel 2:94 lid 1 Burgerlijk Wetboek. ——————————
13. Bij uitgifte van een aandeel kan de opname in het verzameldepot geschieden door de vennootschap en kan levering ter opname in het girodepot geschieden door middel van een aangesloten instelling. ——————————
Daartoe is voldoende dat de vennootschap dat aandeel ten name van de desbetreffende aangesloten instelling respectievelijk het centraal instituut opneemt in het aandeelhoudersregister, met vermelding van het feit dat het aandeel is gaan behoren tot het desbetreffende verzameldepot respectievelijk het girodepot en van de overige gegevens als bedoeld in artikel 10, en de aangesloten instelling respectievelijk het centraal instituut (de levering van) het aandeel aanvaardt. ——————————

Voorkeursrecht ——————————

Artikel 6. ——————————

1. Onverminderd de van toepassing zijnde wettelijke bepalingen, heeft bij uitgifte van gewone aandelen iedere houder van gewone aandelen ten aanzien van de uitgifte van gewone aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke bedrag van de door hem gehouden gewone aandelen. ——————————
2. Bij de uitgifte van preferente aandelen heeft iedere houder van preferente aandelen ten aanzien van de uitgifte van preferente aandelen een voorkeursrecht naar evenredigheid van het gezamenlijk bedrag van de door hem gehouden preferente aandelen. ——————
3. Houders van preferente aandelen hebben geen voorkeursrecht op uit te geven gewone aandelen. ——————————
Houders van gewone aandelen hebben geen voorkeursrecht op uit te geven preferente aandelen. ——————————
4. Bij uitgifte van aandelen bestaat geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld. ——————————
5. De raad van bestuur kondigt een uitgifte met voorkeursrecht en het tijdvak waarin dat

kan worden uitgeoefend aan in de Staatscourant, de officiële prijscourant en in een landelijk verspreid dagblad, tenzij de aankondiging aan alle aandeelhouders schriftelijk geschiedt aan het door hen opgegeven adres. ——————————

6. Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee weken na de dag van aankondiging in de Staatscourant of na verzending van de aankondiging aan de aandeelhouders. ——————————

7. Het voorkeursrecht kan worden beperkt of uitgesloten bij besluit van de algemene vergadering of van de raad van bestuur indien daartoe door de algemene vergadering of bij deze statuten voor een bepaalde duur van ten hoogste twee jaren is aangewezen, en tevens bevoegd is gedurende die periode tot uitgifte van aandelen. ——————————
Tenzij anders bepaald bij de aanwijzing, kan het recht van de raad van bestuur tot het beperken of uitsluiten van het voorkeursrecht niet worden ingetrokken. ——————————
Tenzij de raad van bestuur is aangewezen tot het beperken en uitsluiten van het voorkeursrecht wordt een besluit tot beperking of uitsluiting van het voorkeursrecht genomen op voorstel van de raad van bestuur. ——————————
Een besluit van de algemene vergadering of de raad van bestuur tot beperking of uitsluiting van het voorkeursrecht is onderworpen aan de voorafgaande goedkeuring van de raad van commissarissen. ——————————
In het voorstel hiertoe moeten de redenen voor het voorstel en de keuze van de voorgenomen koers van uitgifte schriftelijk worden toegelicht. ——————————

8. Voor het besluit van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing als bedoeld in lid 7 van dit artikel, is een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist indien in de vergadering minder dan de helft van het geplaatste kapitaal is vertegenwoordigd. ——————————
De vennootschap legt binnen acht dagen nadat het besluit is genomen een volledige tekst daarvan neer ten kantore van het handelsregister. ——————————

9. Bij het verlenen van rechten tot het nemen van gewone respectievelijk preferente aandelen hebben de houders van gewone respectievelijk preferente aandelen een voorkeursrecht; het hiervoor bepaalde is van overeenkomstige toepassing. ——————————
Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent. —

Eigen aandelen, pandrecht op eigen aandelen ——————————

Artikel 7. ——————————

1. De vennootschap mag geen eigen aandelen nemen. ---
2. Verkrijging door de vennootschap van niet volgestorte aandelen in haar kapitaal is nietig. ---
3. De vennootschap mag volgestorte eigen aandelen verkrijgen, doch slechts om niet of indien: ---
   a. het eigen vermogen van de vennootschap, verminderd met de verkrijgingsprijs van de aandelen, niet kleiner is dan het gestorte en opgevraagde deel van het kapitaal, verminderd met de reserves die krachtens de wet moeten worden aangehouden; ---
   b. het nominale bedrag van de aandelen in haar kapitaal die de vennootschap verkrijgt, houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer beloopt dan één tiende van het geplaatste kapitaal. ---
4. Voor het vereiste als onder 3a bedoeld is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen in het kapitaal van de vennootschap en uitkeringen uit winst of reserves aan anderen die zij en haar dochtermaatschappijen na de balansdatum verschuldigd werden. ---
   Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld, dan is verkrijging overeenkomstig het in lid 3 bepaalde niet toegestaan. ---
5. De raad van bestuur behoeft de voorafgaande machtiging van de algemene vergadering voor een verkrijging van eigen aandelen anders dan om niet. ---
   Deze machtiging geldt voor ten hoogste achttien maanden. ---
   De algemene vergadering moet in de machtiging bepalen hoeveel en welke soort aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen. ---
   De hiervoor in dit lid bedoelde machtiging is niet vereist, voor zover de vennootschap eigen aandelen, die zijn opgenomen in de prijscourant van een beurs, verkrijgt om krachtens een voor hen geldende regeling over te dragen aan werknemers van de vennootschap of van een groepsmaatschappij. ---
6. De raad van bestuur besluit tot vervreemding van de door de vennootschap verworven aandelen in haar eigen kapitaal. ---
7. De vennootschap kan eigen aandelen slechts in pand nemen, indien: ---
   a. de betrokken aandelen volgestort zijn; ---
   b. het nominale bedrag van de in pand te nemen en de reeds gehouden of in pand gehouden eigen aandelen tezamen niet meer dan een/tiende gedeelte van het geplaats-

te kapitaal bedraagt, en

c. de algemene vergadering de pandovereenkomst heeft goedgekeurd.

8. De vennootschap kan aan aandelen in haar eigen kapitaal geen recht op enige uitkering ontlenen.
Bij de berekening van de winstverdeling tellen de aandelen bedoeld in de vorige zin niet mede tenzij op zodanige aandelen een vruchtgebruik of een pandrecht, indien aan de pandhouder op grond daarvan de uitkering op de aandelen toekomt, ten behoeve van een ander dan de vennootschap rust.

9. Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij kan in de algemene vergadering van aandeelhouders geen stem worden uitgebracht.
Vruchtgebruikers van aandelen die aan de vennootschap of een dochtermaatschappij toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik was gevestigd voordat het aandeel aan de vennootschap of een dochtermaatschappij toebehoorde.
De vennootschap of een dochtermaatschappij kan geen stem uitbrengen voor een aandeel waarop zij een recht van vruchtgebruik heeft.
Bij de vaststelling in hoeverre de aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal verschaft wordt of vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvan door de wet wordt bepaald dat daarvoor geen stem kan worden uitgebracht.

10. Een dochtermaatschappij mag voor eigen rekening geen aandelen nemen of doen nemen in het kapitaal van de naamloze vennootschap.

11. Het hiervoor bepaalde is niet van toepassing op een verkrijging van eigen aandelen door de vennootschap onder algemene titel.

Artikel 8.

De vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden.

Dit verbod geldt ook voor haar dochtermaatschappijen.

Kapitaalvermindering

Artikel 9.

1. De algemene vergadering kan uitsluitend op voorstel van de raad van bestuur en met in-

achtneming van het bepaalde in artikel 2:99 Burgerlijk Wetboek, besluiten tot vermindering van het geplaatste kapitaal door intrekking van aandelen of door het bedrag van aandelen bij statutenwijziging te verminderen. --
In dit besluit moeten de aandelen waarop het besluit betrekking heeft, worden aangewezen en moet de uitvoering van het besluit zijn geregeld. ---------------------------------
Intrekking met terugbetaling van aandelen dan wel gedeeltelijke terugbetaling op aandelen of ontheffing van de verplichting tot storting als bedoeld in artikel 2:99 Burgerlijk Wetboek, kan ook plaatsvinden uitsluitend ten aanzien van aandelen van een dezelfde soort. --
Een gedeeltelijke terugbetaling of ontheffing moet naar evenredigheid op alle betrokken aandelen geschieden. --
De algemene vergadering kan besluiten tot intrekking met terugbetaling van alle preferente aandelen, ongeacht door wie die aandelen worden gehouden, onverminderd het bepaalde in lid 2. ---

2. De algemene vergadering kan, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd, een besluit tot kapitaalvermindering slechts nemen met een meerderheid van ten minste twee/derden der uitgebrachte stemmen. -------------
Een besluit tot kapitaalvermindering behoeft bovendien de goedkeuring, voorafgaand of gelijktijdig, van de vergadering van elke groep houders van aandelen van eenzelfde soort aan wier rechten afbreuk wordt gedaan. --------------------------------------
De hiervoor bedoelde goedkeuring van de vergadering van elke groep houders van aandelen van eenzelfde soort aan wier rechten afbreuk wordt gedaan vereist een meerderheid van ten minste twee/derden der uitgebrachte stemmen indien minder dan de helft van het geplaatste kapitaal van de relevante klasse aandelen ter vergadering vertegenwoordigd is. ---
De oproeping tot een vergadering waarin een in dit artikel bedoeld besluit wordt genomen, vermeldt het doel van de kapitaalvermindering en de wijze van uitvoering; het tweede, derde en vierde lid van artikel 2:123 Burgerlijk Wetboek, zijn van overeenkomstige toepassing. --

Register van aandelen ---

Artikel 10. --

1. De raad van bestuur houdt een register waarin de namen en adressen van alle houders van aandelen op naam zijn opgenomen met vermelding van de soort aandelen, de datum

waarop zij de aandelen hebben verkregen, de datum van de erkenning of betekening alsmede het op ieder aandeel gestorte bedrag. ---

2. Indien aandelen zijn geleverd aan een aangesloten instelling ter opname in een verzameldepot of aan het centraal instituut ter opname in het girodepot, wordt de naam en het adres van de aangesloten instelling respectievelijk het centraal instituut opgenomen in het aandeelhoudersregister, met vermelding van de datum waarop die aandelen tot een verzameldepot respectievelijk het girodepot zijn gaan behoren, de datum van erkenning of betekening, alsmede van het op ieder aandeel gestorte bedrag. ---
3. In het register worden tevens de namen en adressen opgenomen van hen die een recht van vruchtgebruik of een pandrecht op die aandelen hebben, met vermelding van de datum waarop zij het recht hebben verkregen, de datum van erkenning of betekening, alsmede met vermelding van de rechten welke aan vruchtgebruikers toekomen overeenkomstig de leden 2 en 4 van artikel 2:88 Burgerlijk Wetboek. ---
   Tevens wordt vermeld dat pandhouders geen stemrecht hebben en dat aan hen de rechten toegekend aan houders van met medewerking van de vennootschap uitgegeven certificaten niet toekomen. ---
4. Het register wordt regelmatig bijgehouden; daarin wordt mede aangetekend elk verleend ontslag van aansprakelijkheid voor nog niet gedane stortingen. ---
5. De raad van bestuur verstrekt desgevraagd aan een houder van aandelen op naam, een vruchtgebruiker en een pandhouder van zodanige aandelen, om niet, een uittreksel uit het register met betrekking tot zijn recht op een aandeel op naam. ---
   Rust op het aandeel een recht van vruchtgebruik, dan vermeldt het uittreksel aan wie de in de leden 2 en 4 van artikel 2:88 Burgerlijk Wetboek, bedoelde rechten toekomen. ---
   Rust op het aandeel een pandrecht, dan vermeldt het uittreksel dat aan de pandhouder stemrecht noch de rechten toegekend aan houders van met medewerking van de vennootschap uitgegeven certificaten toekomt. ---
6. De raad van bestuur legt het register ten kantore van de vennootschap ter inzage van de houders van aandelen op naam, alsmede van de vruchtgebruikers en pandhouders van aandelen. ---
   De gegevens van het register omtrent niet-volgestorte aandelen zijn ter inzage van een ieder; afschrift of uittreksel van deze gegevens wordt ten hoogste tegen kostprijs verstrekt. ---
7. Iedere houder van aandelen, zomede een ieder met een recht van vruchtgebruik of pand-

recht op aandelen, is verplicht zijn woonplaats en adres schriftelijk aan de vennootschap mede te delen. ---

8. Indien aandelen op naam tot een gemeenschap behoren, kunnen de gezamenlijke deelgenoten zich slechts door een schriftelijk door hen gezamenlijk daartoe aangewezen persoon tegenover de vennootschap doen vertegenwoordigen. ---
9. Alle inschrijvingen en aantekeningen in een register worden getekend met inachtneming van de regels van vertegenwoordiging volgens artikel 16 lid 1. ---

Overdracht en levering ---

beperkte rechten ---

Levering van aandelen ---

Artikel 11. ---

1. Voor de levering van een aandeel of de levering van een beperkt recht daarop zijn vereist een daartoe bestemde akte alsmede, behoudens in het geval dat de vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de vennootschap van de levering. ---
   De erkenning geschiedt in de akte, of door een gedagtekende verklaring, houdende de erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan. ---
   Met de erkenning staat gelijk de betekening van die akte of dat afschrift of uittreksel aan de vennootschap. ---
2. De erkenning wordt getekend met inachtneming van de regels van vertegenwoordiging volgens artikel 16. ---
3. Het bepaalde in de leden 1 en 2 vindt overeenkomstige toepassing op de vestiging en de afstand van een beperkt recht op aandelen. ---
   Een pandrecht kan ook worden gevestigd zonder erkenning door of betekening aan de vennootschap. ---
   Alsdan is artikel 3:239 van het Burgerlijk Wetboek van overeenkomstige toepassing, waarbij erkenning door of betekening aan de vennootschap in plaats treedt van de in lid 3 van dat artikel bedoelde mededeling. ---
4. Het bepaalde in de leden 1 en 2 vindt overeenkomstige toepassing op de toedeling van aandelen bij verdeling van enige gemeenschap. ---
5. Indien een aandeel op naam wordt geleverd ter opname in een verzameldepot wordt de levering aanvaard door de desbetreffende aangesloten instelling. ---

Indien een aandeel op naam wordt geleverd ter opname in een girodepot wordt de levering aanvaard door het centraal instituut. ---

De levering en aanvaarding kan geschieden zonder medewerking van de andere deelgenoten in het verzameldepot en zonder medewerking van andere aangesloten instellingen. ---

Bij de uitgifte van een nieuw aandeel op naam aan het centraal instituut respectievelijk een aangesloten instelling, geschiedt de levering ter opname in het girodepot respectievelijk het verzameldepot zonder medewerking van andere aangesloten instellingen en van de andere deelgenoten in het verzameldepot. ---

6. De aandeelhouder heeft het stemrecht op de aandelen waarop een vruchtgebruik is gevestigd. ---

   Echter komt het stemrecht toe aan de vruchtgebruiker indien zulks bij de vestiging van het vruchtgebruik is bepaald en zowel deze bepaling als - bij overdracht van het vruchtgebruik - de overgang van het stemrecht is goedgekeurd door de raad van bestuur. ---

   Het daartoe strekkend besluit van de raad van bestuur is onderworpen aan de goedkeuring van de raad van commissarissen. ---

7. De aandeelhouder die geen stemrecht heeft en de vruchtgebruiker die stemrecht heeft, hebben de rechten die door de wet zijn toegekend houders van met medewerking van de vennootschap uitgegeven certificaten. ---

   Aan de vruchtgebruiker die geen stemrecht heeft, komen de in de vorige zin bedoelde rechten niet toe. ---

8. Bij vestiging van een pandrecht op een aandeel kan het stemrecht niet aan de pandhouder worden toegekend. ---

   Hem komen niet de rechten toe die door de wet zijn toegekend aan houders van met medewerking van de vennootschap uitgegeven certificaten. ---

Blokkering preferente aandelen ---

Artikel 12. ---

1. Voor elke overdracht van preferente aandelen is met inachtneming van de goedkeuring zoals bepaald in artikel 14 van deze statuten de goedkeuring vereist van de raad van bestuur. ---

   De overdracht moet plaatsvinden binnen drie maanden nadat de goedkeuring is verleend. ---

2. De goedkeuring wordt verzocht bij schrijven gericht aan de vennootschap, onder opgave

van het aantal aandelen waaromtrent de beslissing wordt verzocht en van de naam van degene aan wie de verzoeker wenst over te dragen. ---

3. De goedkeuring wordt geacht te zijn verleend, indien niet binnen een maand op het verzoek tot goedkeuring is beslist. ---
De goedkeuring wordt eveneens geacht te zijn verleend, indien de raad van bestuur niet tegelijk met de weigering van de gevraagde goedkeuring aan de verzoeker opgave doet van een of meer gegadigden, die bereid en in staat zijn alle aandelen, waarop het verzoek betrekking heeft, te kopen. ---
4. De prijs waarvoor de in de laatste zin van het vorig lid bedoelde aandelen door de door de verzoeker aanvaarde gegadigden kunnen worden gekocht, wordt vastgesteld door de verzoeker en de raad van bestuur. ---
Indien zij niet tot overeenstemming komen, wordt de prijs vastgesteld door de registeraccountant, bedoeld in artikel 19. ---
5. De verzoeker is bevoegd zich terug te trekken binnen een maand, nadat hem de prijs definitief bekend is. ---
6. De vennootschap kan slechts met instemming van de verzoeker als gegadigde worden aangewezen. ---
7. Indien de verzoeker zich niet heeft teruggetrokken binnen een maand nadat hem de prijs definitief bekend is, moeten de preferente aandelen waarop het verzoek betrekking had, binnen een maand na het verstrijken van voornoemde termijn tegen betaling worden geleverd aan de gegadigde(n). ---
Indien de verkoper in gebreke blijft binnen deze termijn de preferente aandelen te leveren, is de vennootschap onherroepelijk gemachtigd tot levering van de preferente aandelen over te gaan, onder de verplichting de koopprijs aan de verkoper af te dragen. ---
8. Indien een rechtspersoon die houder is van preferente aandelen wordt ontbonden, indien een houder van preferente aandelen in staat van faillissement is verklaard of aan deze surséance van betaling is verleend en ingeval van overgang onder algemene titel van preferente aandelen, is de houder van preferente aandelen respectievelijk is/zijn de rechtverkrijgende(n) verplicht zijn preferente aandelen overeenkomstig het bepaalde in dit artikel over te dragen aan een of meer door de raad van bestuur aan te wijzen personen. ---
Indien de raad van bestuur in gebreke blijft een of meer personen aan te wijzen, die bereid en in staat zijn alle desbetreffende preferente aandelen over te nemen, mag de hou-

der respectievelijk mag/mogen zijn rechtverkrijgende(n) die aandelen behouden. ---
Bij niet voldoen aan deze verplichting binnen drie maanden na het ontstaan daarvan is de vennootschap onherroepelijk gemachtigd namens de in gebreke zijnde houder van preferente aandelen, respectievelijk zijn rechtverkrijgende(n), de overdracht, mits van alle aandelen, volgens het bepaalde in deze statuten te bewerkstelligen. ---

Bestuur ---

Raad van bestuur ---

Artikel 13. ---

1. Het bestuur van de vennootschap wordt gevormd door een raad van bestuur bestaande uit drie of meer leden. ---
De raad van bestuur wijst uit zijn midden een Chief Executive Officer, een Chief Operation Officer en een Chief Financial Officer aan. ---
2. De leden van de raad van bestuur worden benoemd door de algemene vergadering uit een bindende voordracht overeenkomstig artikel 2:133 Burgerlijk Wetboek, op te maken door de raad van commissarissen. ---
Het aantal leden van de raad van bestuur wordt met inachtneming van het in lid 1 bepaalde vastgesteld door de raad van commissarissen. ---
3. De bindende voordracht wordt opgemaakt binnen één maand, te rekenen van de dag waarop de raad van bestuur aan de raad van commissarissen heeft verzocht om een bindende voordracht. ---
Maakt de raad van commissarissen geen of niet tijdig gebruik van zijn recht een bindende voordracht op te maken, dan is de algemene vergadering vrij in haar benoeming. ---
In dat geval kan het besluit tot benoeming van een lid van de raad van bestuur door de algemene vergadering slechts worden genomen met ten minste twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen. ---
Onverminderd het hiervoor bepaalde kan de algemene vergadering aan een bindende voordracht steeds het bindend karakter ontnemen bij besluit genomen met twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen. ---
Is dit het geval dan kan het besluit tot benoeming van een lid van de raad van bestuur door de algemene vergadering (anders dan de bindende voordracht) slechts worden genomen met ten minste twee derden van de uitgebrachte stemmen, die meer dan de helft

van het geplaatste kapitaal vertegenwoordigen. ---

4. Ieder lid van de raad van bestuur wordt benoemd voor een periode van maximaal vier jaar. ---
Herbenoeming kan telkens voor een periode van maximaal vier jaar plaatsvinden. ---
5. Leden van de raad van bestuur kunnen te allen tijde door de algemene vergadering worden geschorst of ontslagen. ---
Een besluit tot schorsing of ontslag van een lid van de raad van bestuur kan door de algemene vergadering slechts worden genomen met ten minste twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen. -
6. Leden van de raad van bestuur kunnen te allen tijde door de raad van commissarissen worden geschorst. ---
7. Een schorsing kan, ook na één of meermalen verlengd te zijn, in totaal niet langer duren dan drie maanden tenzij tot ontslag is besloten, in welk geval die termijn kan doorlopen tot aan het einde van de dienstbetrekking. ---
8. De vennootschap heeft een beleid op het terrein van bezoldiging van de raad van bestuur. ---
Dit beleid wordt vastgesteld door de algemene vergadering. ---
In het bezoldigingsbeleid komen ten minste de in artikel 2:383c tot en met e Burgerlijk Wetboek omschreven onderwerpen aan de orde, voor zover deze de raad van bestuur betreffen. ---
De bezoldiging van ieder lid van de raad van bestuur wordt met inachtneming van het beleid, zoals vermeld in de vorige paragraaf, vastgesteld door de raad van commissarissen. ---
Ten aanzien van regelingen in de vorm van aandelen of rechten tot het nemen van aandelen legt de raad van commissarissen een voorstel ter goedkeuring voor aan de algemene vergadering. ---
In het voorstel moet ten minste zijn bepaald hoeveel aandelen of rechten tot het nemen van aandelen aan de raad van bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging. ---

Artikel 14. ---

1. Behoudens de beperkingen volgens de statuten is de raad van bestuur belast met het besturen van de vennootschap. ---
2. De directie besluit bij volstrekte meerderheid van de uitgebrachte stemmen. ---

Blanco stemmen gelden als niet uitgebracht. ---

3. In de vergaderingen van de raad van bestuur brengt iedere bestuur één stem uit. ---
4. De raad van bestuur kan ook buiten vergadering besluiten, indien alle leden van de raad van bestuur zijn geraadpleegd en geen hunner zich tegen deze wijze van besluitvorming heeft verklaard. ---
5. De raad van bestuur stelt een reglement vast, waarbij regels worden gegeven omtrent de besluitvorming van de raad van bestuur. ---
   Het reglement behoeft de goedkeuring van de raad van commissarissen. ---
6. De raad van bestuur kan bij een taakverdeling bepalen met welke taak elk lid van de raad van bestuur meer in het bijzonder zal zijn belast. ---
   De taakverdeling behoeft de goedkeuring van de raad van commissarissen. ---
7. De raad van bestuur is bevoegd, onverminderd de eigen verantwoordelijkheid, functionarissen met vertegenwoordigingsbevoegdheid aan te stellen en, door verlening van volmacht, met zodanige titulatuur en bevoegdheden toe te kennen als door de raad van bestuur te bepalen. ---
8. Onverminderd het elders dienaangaande in de statuten bepaalde zijn aan de goedkeuring van de raad van commissarissen onderworpen de besluiten van de raad van bestuur omtrent: ---
   a. de goedkeuring op grond van de blokkeringsregeling inzake de overdracht van de preferente aandelen zoals bepaald in artikel 12 van deze statuten; ---
   b. uitgifte en verkrijging van aandelen in en schuldbrieven ten laste van de vennootschap of van schuldbrieven ten laste van een commanditaire vennootschap of vennootschap onder firma waarvan de vennootschap volledig aansprakelijke vennote is; ---
   c. aanvrage van notering of van intrekking van de notering van de onder b bedoelde stukken in de prijscourant van enige beurs; ---
   d. het aangaan of verbreken van duurzame samenwerking van de vennootschap of een afhankelijke maatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap; ---
   e. het nemen van een deelneming ter waarde van ten minste een vierde van het bedrag van het geplaatste kapitaal met de reserves volgens de balans met toelichting van

de vennootschap, door haar of een afhankelijke maatschappelijke in het kapitaal van een andere vennootschap, alsmede het ingrijpend vergroten of verminderen van zulk een deelneming; --

f. investeringen welke een bedrag gelijk aan ten minste één vierde gedeelte van het geplaatste kapitaal met de reserves van de vennootschap volgens haar balans met toelichting; --

g. een voorstel tot wijziging van de statuten; --

h. een voorstel tot ontbinding van de vennootschap; --

i. een voorstel tot fusie of splitsing in de zin van Titel 7, Boek 2 van het Burgerlijk Wetboek; --

j. aangifte van faillissement en aanvraag van surseance van betaling; --

k. beëindiging van de dienstbetrekking van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij tegelijkertijd of binnen een kort tijdsbestek; --

l. ingrijpende wijziging in de arbeidsomstandigheden van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij; --

m. een voorstel tot vermindering van het geplaatste kapitaal; --

9. Onverminderd het hiervoor bepaalde, zijn aan de goedkeuring van de algemene vergadering onderworpen de besluiten van de raad van bestuur omtrent een belangrijke verandering van de identiteit of het karakter van de vennootschap of de onderneming, waaronder in ieder geval: --

a. overdracht van de onderneming of vrijwel de gehele onderneming aan een derde; -

b. het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap; --

c. het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste een derde van het bedrag van de activa volgens de balans met toelichting of, indien de vennootschap een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de vennootschap, door haar of een dochtermaatschappij. ----------

10. Het ontbreken van de goedkeuring van een besluit als bedoeld in de leden 8 en 9 van dit

artikel tast de vertegenwoordigingsbevoegdheid van de raad van bestuur en haar leden niet aan.

Artikel 15.

Ingeval van belet of ontstentenis van één of meer leden van de raad van bestuur berust het bestuur van de vennootschap bij de overblijvende leden van de raad van bestuur dan wel bij het enig overgebleven lid van de raad van bestuur.

Ingeval van belet of ontstentenis van alle leden van de raad van bestuur dan wel van het enig overgebleven lid van de raad van bestuur berust het bestuur van de vennootschap tijdelijk bij een door de raad van commissarissen, al dan niet uit zijn midden, daartoe aangewezen persoon.

Vertegenwoordiging

Artikel 16.

1. De raad van bestuur is bevoegd de vennootschap te vertegenwoordigen.
   De bevoegdheid tot vertegenwoordiging komt mede toe aan twee leden van de raad van bestuur, gezamenlijk handelend.
2. In alle gevallen waarin de vennootschap een tegenstrijdig belang in de zin van artikel 2:146 Burgerlijk Wetboek heeft met één of meer leden van de raad van bestuur wordt zij vertegenwoordigd op de wijze als bepaald in de tweede zin van lid 1, onverminderd de bevoegdheid van de algemene vergadering een of meerdere andere personen daartoe aan te wijzen.
   In alle gevallen waarin de vennootschap een tegenstrijdig belang heeft met een lid van de raad van bestuur in privé behoeft het besluit van de raad van bestuur tot het aangaan van de betreffende rechtshandeling de voorafgaande goedkeuring van de raad van commissarissen.
   Het ontbreken van de goedkeuring zoals bedoeld in dit lid tast de vertegenwoordigingsbevoegdheid van de raad van bestuur of leden van de raad van bestuur niet aan.

Raad van commissarissen

Artikel 17.

1. De vennootschap heeft een raad van commissarissen bestaande uit drie of meer natuurlijke personen.
   Indien de raad van commissarissen minder dan drie leden heeft zal de raad van commissarissen zo spoedig mogelijk zorgdragen voor vervulling van de vacatures.
2. Het aantal leden van de raad van commissarissen wordt met inachtneming van het in lid

1 bepaalde vastgesteld door de raad van commissarissen. ---

3. Leden van de raad van commissarissen worden benoemd door de algemene vergadering voor een maximale periode van drie termijnen van vier jaar. ---
4. De commissarissen treden periodiek af volgens een door de raad van commissarissen op te stellen rooster van aftreden. ---
   Een wijziging in dat rooster kan niet meebrengen dat een zittend commissaris tegen zijn wil défungeert voordat de termijn waarvoor hij is benoemd verstreken is. ---
5. De bepalingen van artikel 13 lid 2, 3 en 5 van deze statuten zijn van overeenkomstige toepassing op de benoeming en ontslag van de commissarissen. ---
6. Een schorsing van commissarissen kan, ook na één of meermalen verlengd te zijn, in totaal niet langer duren dan drie maanden. ---
7. De raad van commissarissen is belast met het toezicht op het beleid van de raad van bestuur van de vennootschap en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming. ---
   Hij staat de raad van bestuur met raad terzijde. ---
   Bij de vervulling van hun taak richten de commissarissen zich naar het belang van de vennootschap en de met deze verbonden onderneming. ---
8. Elk jaar stelt de raad van commissarissen een rapport op dat zal worden opgenomen in het jaarverslag van de vennootschap. ---
9. De raad van commissarissen heeft te allen tijde het recht van toegang tot alle gebouwen en lokaliteiten bij de vennootschap in gebruik, alsmede het recht van inzage met betrekking tot alle boeken en bescheiden van de vennootschap en het recht alle waarden van de vennootschap te controleren. ---
   De raad van commissarissen kan een of meer personen uit zijn midden of een deskundige aanwijzen om deze bevoegdheden uit te oefenen. ---
10. De raad van bestuur verschaft de raad van commissarissen tijdig de voor de uitoefening van zijn taak noodzakelijke gegevens. ---
11. De raad van bestuur informeert de raad van commissarissen ten minste één keer per jaar schriftelijk over de hoofdlijnen van de te volgen strategie, de algemene en financiële risico's en het beheers- en controlesysteem van de vennootschap. ---
12. De bezoldiging van ieder lid van de raad van commissarissen wordt vastgesteld door de algemene vergadering. ---

Artikel 18. ---

1. De raad van commissarissen benoemt uit zijn midden een voorzitter en een plaatsvervangend voorzitter. ---
De raad van commissarissen wordt ondersteund door de secretaris van de vennootschap.
De secretaris van de vennootschap wordt, al dan niet op initiatief van de raad van commissarissen, benoemd en ontslagen door de raad van bestuur, na verkregen goedkeuring door de raad van commissarissen. ---
2. Bij afwezigheid van de voorzitter en de plaatsvervangend voorzitter in een vergadering wijst de vergadering zelf een voorzitter aan. ---
3. Voorts kan de raad van commissarissen uit zijn midden een gedelegeerde commissaris benoemen die belast is met het onderhouden van contact met de raad van bestuur over de gang van zaken binnen de vennootschap. ---
4. De raad van commissarissen kan vanuit zijn midden commissies instellen. ---
5. De raad van commissarissen vergadert zo vaak één of meer leden zulks wensen, de raad van bestuur zulks verzoekt, dan wel ingevolge het in deze statuten bepaalde een vergadering noodzakelijk is. ---
6. De raad van commissarissen besluit bij volstrekte meerderheid van de uitgebrachte stemmen. ---
Blanco stemmen gelden als niet uitgebracht. ---
7. Ieder lid van de raad van commissarissen brengt één stem uit. ---
8. Een lid van de raad van commissarissen kan via de telefoon deelnemen aan een vergadering van de raad van commissarissen. ---
In alle gevallen zal een dergelijk lid worden beschouwd als aanwezig bij de vergadering in persoon. ---
De raad van commissarissen kan telefonisch vergaderen, mits alle deelnemende leden van de raad van commissarissen aan een dergelijke vergadering elkaar te allen tijde kunnen horen. ---
9. Een commissaris kan zich door een mede-commissaris bij schriftelijke volmacht doen vertegenwoordigen. ---
Onder schriftelijke volmacht wordt verstaan elke via gangbare communicatiekanalen overgebrachte en op schrift ontvangen volmacht. ---
Een commissaris kan voor niet meer dan één mede-commissaris als gevolmachtigde optreden. ---
10. De raad van commissarissen kan ook buiten vergadering besluiten nemen, mits het des-

betreffende voorstel aan alle commissarissen is voorgelegd en geen hunner zich tegen deze wijze van besluitvorming heeft verzet. ---

Van een aldus genomen besluit wordt onder bijvoeging van de ingekomen antwoorden door de secretaris van de vennootschap een relaas opgemaakt dat door de voorzitter en de secretaris van de vennootschap wordt ondertekend. ---

11. Indien door de algemene vergadering of door de raad van bestuur is verzocht om een bewijs dat een bepaald besluit is genomen door de raad van commissarissen is de handtekening van de voorzitter dan wel van de gedelegeerde commissaris toereikend. ---

12. De raad van commissarissen stelt een reglement vast aangaande de wijze van vergaderen en besluitvorming van de raad van commissarissen. ---

Boekjaar, Jaarrekening en jaarverslag ---

Artikel 19. ---

1. Het boekjaar valt samen met het kalenderjaar. ---
2. Binnen vijf maanden na afloop van elk boekjaar, behoudens verlenging van deze termijn door de algemene vergadering met ten hoogste zes maanden op grond van bijzondere omstandigheden, wordt door de raad van bestuur een jaarrekening (bestaande uit de balans en de winst- en verliesrekening met toelichting) opgemaakt. ---

   De jaarrekening wordt ondertekend door alle leden van de raad van bestuur en raad van commissarissen. ---

   Ontbreekt de ondertekening van één of meer hunner dan wordt daarvan onder opgaaf van reden melding gemaakt. ---

   De raad van bestuur stelt binnen voornoemde termijn een jaarverslag op. ---
3. Door de algemene vergadering zal opdracht worden verleend aan een deskundige of organisatie van deskundigen als bedoeld in artikel 2:393 lid 1 Burgerlijk Wetboek teneinde de door de raad van bestuur opgemaakte jaarrekening en het jaarverslag te onderzoeken en daarover verslag uit te brengen en een verklaring af te leggen. ---

   Gaat de algemene vergadering niet over tot het verlenen van zodanige opdracht, dan is de raad van commissarissen daartoe bevoegd, of zo deze in gebreke blijft, de raad van bestuur. ---
4. De vennootschap zorgt dat de opgemaakte jaarrekening, het jaarverslag en de overige gegevens vereist op grond van artikel 2:393 lid 1 Burgerlijk Wetboek vanaf de dag der oproeping tot de algemene vergadering van aandeelhouders ter inzage liggen voor alle vergadergerechtigden. ---

De vergadergerechtigden kunnen kosteloos een afschrift verkrijgen van alle hiervoor genoemde stukken. ——————————————————

Indien de hiervoor genoemde stukken worden gewijzigd, geldt het hiervoor vermelde ook voor de gewijzigde stukken. ——————————————————

5. De jaarrekening wordt vastgesteld door de algemene vergadering. ——————————
6. De jaarrekening kan niet worden vastgesteld, indien de algemene vergadering geen kennis heeft kunnen nemen van de verklaring van de accountant, bedoeld in lid 3 van dit artikel, tenzij, tezamen met de overige te verstrekken informatie als genoemd in artikel 2:392 Burgerlijk Wetboek, een geldige reden waarom die verklaring ontbreekt wordt medegedeeld. ——————————————————

   Nadat het voorstel tot vaststelling van de jaarrekening aan de orde is geweest, zal aan de algemene vergadering het voorstel worden gedaan om, in verband met de jaarrekening en hetgeen daaromtrent in de algemene vergadering van aandeelhouders is medegedeeld, décharge te verlenen aan de leden van de raad van bestuur voor hun bestuur en aan de leden van de raad van commissarissen voor het toezicht daarop in het afgelopen boekjaar. ——————————————————
7. De vennootschap is verplicht de jaarrekening te deponeren bij het handelsregister. ——

Winstverdeling ——————————————————

Artikel 20. ——————————————————

1. De vennootschap kan aan de aandeelhouders slechts uitkeringen doen voor zover haar eigen vermogen groter is dan het bedrag van het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de wet moeten worden aangehouden. ——————————————————
2. Uitkering van winst geschiedt na de vaststelling van de jaarrekening waaruit blijkt dat zij geoorloofd is. ——————————————————
3. De raad van bestuur bepaalt welk gedeelte van de winst die na toepassing van lid 2 wordt gereserveerd. ——————————————————
4. Uit de winst, zoals blijkt uit de vastgestelde jaarrekening, en voorzover niet gereserveerd op grond van het in lid 3 bepaalde wordt: ——————————
   - allereerst wordt op de preferente aandelen een dividend uitgekeerd gelijk aan een percentage van het op die aandelen gestorte bedrag, welk percentage gelijk is aan het twaalfmaands EURIBOR-tarief, zoals gepubliceerd door De Nederlandsche Bank N.V., gewogen naar het aantal dagen waarvoor dit gold, gedurende het boek-

jaar waarover de uitkering geschiedt, verhoogd met anderhalf. ---
Indien en voor zover de winst niet voldoende is om de in de eerste zin bedoelde uitkering volledig te doen, zal het tekort worden uitgekeerd ten laste van de reserves. ---
Indien preferente aandelen met terugbetaling worden ingetrokken zal op de dag van de intrekking op de preferente aandelen een bedrag worden uitgekeerd, welk bedrag, voor zover mogelijk, zal worden berekend overeenkomstig het hiervoor in dit lid bepaalde en met betrekking tot het lopende boekjaar, berekend naar tijdsbelang over de periode vanaf de eerste dag van het laatste volledig verstreken boekjaar waarover voor het laatst op deze aandelen is uitbetaald, of bij uitgifte na de hiervoor bedoelde datum, op de dag van uitgifte tot de dag van terugbetaling, onverminderd het bepaalde in artikel 2:105 lid 4 Burgerlijk Wetboek. ---
Indien in enig boekjaar de winst dan wel de uitkeerbare reserves niet toereikend is dan wel zijn om de hiervoor bedoelde uitkeringen te doen, vindt in de daarop volgende boekjaren het hierboven bepaalde van toepassing totdat het tekort is ingehaald; ---

- vervolgens staat het gedeelte van de winst dat resteert na toepassing van het hierboven vermelde ter vrije beschikking van de algemene vergadering. ---

5. De raad van bestuur kan besluiten tot uitkering van interim-dividend voor zover aan de vereisten vermeld in het eerste lid is voldaan blijkens uit een (tussentijdse)vermogensopstelling, opgesteld overeenkomstig het in de wet bepaalde. ---
6. De raad van bestuur kan besluiten dat een uitkering op aandelen geheel of ten dele plaatsvindt niet in geld, doch in aandelen in de vennootschap. ---
Het daartoe strekkend besluit is onderworpen aan de goedkeuring van de raad van commissarissen. ---
7. De algemene vergadering kan op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen, besluiten tot uitkeringen aan houders van aandelen ten laste van het uitkeerbaar deel van het eigen vermogen. ---
8. De vordering van een aandeelhouder tot uitkering vervalt door een tijdsverloop van vijf jaren te rekenen vanaf de dag van betaalbaarstelling. ---

Algemene vergaderingen van aandeelhouders ---

Artikel 21. ---

1. Binnen zes maanden na afloop van het boekjaar, wordt de jaarlijkse algemene vergade-

ring van aandeelhouders gehouden, waarin onder meer aan de orde wordt gesteld: ——

- de behandeling van het jaarverslag; ——
- de vaststelling van de jaarrekening; ——
- décharge van de leden van de raad van bestuur en de leden van de raad van commissarissen; ——
- eventuele kennisgeving van voorgenomen benoeming van leden van de raad van commissarissen en leden van de raad van bestuur; ——
- eventuele andere voorstellen door de raad van commissarissen of de raad van bestuur aan de orde gesteld en aangekondigd met inachtneming van artikel 21. ——

Indien de termijn als bedoeld in artikel 19 lid 2 van deze statuten overeenkomstig het aldaar bepaalde is verlengd, worden de in de vorige zin genoemde onderwerpen aan de orde gesteld in een vergadering van aandeelhouders, te houden uiterlijk één maand na het verstrijken van die termijn. ——

2. De algemene vergaderingen van aandeelhouders worden gehouden te Rotterdam, Den Haag, Utrecht, Hoofddorp, Haarlemmersmeer (Schiphol) of Amsterdam. ——
3. Alle oproepingen van en kennisgevingen aan aandeelhouders en personen met stem- en of vergaderrechten vinden plaats bij advertentie in een landelijk verspreid dagblad en in de officiële prijscourant. ——
4. Algemene vergaderingen van aandeelhouders worden opgeroepen door de raad van commissarissen of door de raad van bestuur. ——
   De oproeping geschiedt niet later dan op de vijftiende dag voor die der vergadering. ——
5. Tenzij in de oproeping de inhoud is opgenomen van alle stukken welke volgens de wet of de statuten voor aandeelhouders in verband met de te houden vergadering ter visie moeten liggen, moeten deze stukken te Amsterdam bij een in de oproeping aan te wijzen door de naamloze vennootschap Euronext Amsterdam N.V. toegelaten instelling of een ander betaalkantoor als bedoeld in het fondsenreglement voor aandeelhouders en certificaathouders gratis verkrijgbaar worden gesteld. ——
6. Buitengewone vergaderingen van aandeelhouders worden gehouden zo dikwijls de raad van bestuur of de raad van commissarissen zulks nodig acht of vergadergerechtigden, die ten minste één tiende gedeelte van het geplaatste kapitaal vertegenwoordigen, zulks schriftelijk met nauwkeurige opgave van de te behandelen onderwerpen aan de raad van bestuur en/of de raad van commissarissen verzoeken. ——
7. Indien aandeelhouders, ten minste één tiende van het geplaatste kapitaal vertegenwoor-

digende, aan de raad van bestuur hebben verzocht een vergadering van aandeelhouders bijeen te roepen en niet binnen veertien dagen daarna een vergadering, te houden uiterlijk binnen één maand na de verzending van bedoeld verzoek, is bijeengeroepen, dan zijn de verzoekers zelf tot bijeenroeping bevoegd. ---

8. Een onderwerp, waarvan de behandeling schriftelijk is verzocht door een of meer houders van aandelen die daartoe krachtens de wet gerechtigd zijn, wordt opgenomen in de oproeping of op dezelfde wijze aangekondigd indien de vennootschap het verzoek niet later dan op de zestigste dag voor die van de vergadering heeft ontvangen en mits geen zwaarwichtig belang van de vennootschap zich daartegen verzet. ---

Artikel 22. ---

1. De algemene vergaderingen van aandeelhouders worden geleid door de voorzitter van de raad van commissarissen en bij diens afwezigheid door de plaatsvervangend voorzitter van die raad; bij afwezigheid van beiden wijst de algemene vergadering een voorzitter aan. ---
2. Van het verhandelde in elke algemene vergadering van aandeelhouders worden notulen gehouden. ---
   De notulen worden vastgesteld door de voorzitter en de secretaris van de vennootschap en ten blijke daarvan door hen getekend. ---
3. Ieder lid van de raad van bestuur of de voorzitter van de algemene vergadering van aandeelhouders kan bepalen dat van het verhandelde op kosten van de vennootschap een notarieel proces-verbaal van vergadering wordt opgemaakt. ---
4. De voorzitter beslist omtrent geschillen inzake het stemmen, de toegang tot de vergadering en de algemene gang van zaken tijdens een vergadering voorzover hierin niet is voorzien bij de wet of bij deze statuten. ---

Vergaderrechten ---

Toegang ---

Artikel 23. ---

1. Iedere houder van aandelen die niet behoren tot een verzameldepot of girodepot, iedere deelgenoot alsmede iedere andere stem- en/of vergadergerechtigde, is bevoegd, hetzij in persoon, hetzij bij schriftelijke gevolmachtigde, de algemene vergadering van aandeelhouders bij te wonen, daarin het woord te voeren en, voorzover het stemrecht aan hem toekomt, het stemrecht uit te oefenen. ---
2. De raad van bestuur kan bepalen dat voor de toepassing van het bepaalde in lid 1 als

stem- en/of vergadergerechtigden hebben te gelden zij die (i) op een door de raad van bestuur te bepalen tijdstip (het 'registratietijdstip') stem- en/of vergadergerechtigde zijn met betrekking tot een aandeel en (ii) zijn ingeschreven in (een) door de raad van bestuur aangewezen register(s) (of een of meer delen daarvan) (het 'register'), mits (iii) de stem- en/of vergadergerechtigde voor de algemene vergadering van aandeelhouders schriftelijk aan de vennootschap kennis heeft gegeven dat hij voornemens is de algemene vergadering van aandeelhouders bij te wonen, ongeacht wie ten tijde van de algemene vergadering stem- en/of vergadergerechtigde is. ---------------------------------

Met betrekking tot aandelen die zijn opgenomen in een verzameldepot of girodepot dient de kennisgeving als bedoeld in de vorige zin op verzoek van de stem- en/of vergadergerechtigde te worden verzonden door de betrokken aangesloten instelling. --------

De kennisgeving vermeldt de naam en het aantal aandelen waarvoor de stem- en/of vergadergerechtigde gerechtigd is de algemene vergadering van aandeelhouders bij te wonen. --

Het hiervoor bepaalde omtrent de kennisgeving aan de vennootschap geldt tevens voor de schriftelijke gevolmachtigde van een stem- en/of vergadergerechtigde. -----------

3. Maakt de raad van bestuur geen gebruik van de in lid 2 vermelde bevoegdheid, dan dienen de stem- en/of vergadergerechtigden met betrekking tot aandelen die niet behoren tot een verzameldepot of girodepot, de raad van bestuur schriftelijk kennis te geven van hun voornemen de in lid 1 bedoelde rechten op de algemene vergadering van aandeelhouders uit te oefenen, op zodanige plaatsen en op de dag als door de raad van bestuur zal worden bepaald en in de oproeping voor de algemene vergadering van aandeelhouders zal zijn vermeld. --

Voorts zal de vennootschap in dat geval met betrekking tot aandelen die behoren tot een verzameldepot of girodepot, als stem- en/of vergadergerechtigde beschouwen degene genoemd in een schriftelijke verklaring van een aangesloten instelling, inhoudende dat de in die verklaring vermelde hoeveelheid aandelen behoort tot haar verzameldepot of haar aandeel in het girodepot en dat de in de verklaring genoemde persoon stem- en/of vergadergerechtigde is en tot na de vergadering zal blijven met betrekking tot de vermelde hoeveelheid aandelen, mits de desbetreffende verklaring op verzoek van de desbetreffende stem- en/of vergadergerechtigde ten kantore van de vennootschap is gedeponeerd op de dag als door de raad van bestuur zal worden bepaald en in de oproeping voor de algemene vergadering van aandeelhouders zal zijn vermeld. ---------------

Een stem- en/of vergadergerechtigde die zich door een schriftelijke gevolmachtigde ter algemene vergadering van aandeelhouders wil doen vertegenwoordigen, is verplicht de volmacht voor de vergadering op het kantoor van de vennootschap in te leveren binnen de in lid 4 vermelde termijn. ---

4. Het registratietijdstip en de kennisgeving, bedoeld in lid 2, het in lid 3 bedoelde tijdstip van kennisgeving en het in lid 3 genoemde tijdstip van deponering van de verklaring van de aangesloten instelling, kunnen niet vroeger worden gesteld dan op de zevende dag voor de algemene vergadering van aandeelhouders. ---
   Bij de oproeping voor de algemene vergadering van aandeelhouders worden die tijdstippen vermeld. ---
5. Ieder stem- en/of vergadergerechtigde of zijn vertegenwoordiger moet de presentielijst tekenen. ---
6. De leden van de raad van commissarissen en de leden van de raad van bestuur hebben als zodanig toegang tot de algemene vergadering van aandeelhouders. ---
   In deze vergaderingen hebben zij een raadgevende stem. ---

Artikel 24. ---

1. Ieder aandeel geeft recht op het uitbrengen van één stem. ---
2. Voorzover de wet of de statuten geen grotere meerderheid voorschrijven worden alle besluiten genomen met volstrekte meerderheid van de uitgebrachte stemmen. ---
3. Alle stemmingen geschieden mondeling. ---
   Echter, de voorzitter kan bepalen, dat de stemmen schriftelijk worden uitgebracht. ---
   Indien het betreft een verkiezing van personen kan ook een stemgerechtigde verlangen dat de stemmen schriftelijk worden uitgebracht. ---
   Schriftelijke stemming geschiedt bij gesloten, ongetekende stembriefjes. ---
4. Bij staking van stemmen beslist, indien het voorstel personen betreft, het lot en is, indien het zaken betreft, het voorstel verworpen. ---
5. Blanco stemmen en stemmen van onwaarde gelden als niet uitgebracht. ---

Vergaderingen van houders van preferente aandelen ---

Artikel 25. ---

Een vergadering van houders van preferente aandelen wordt zo dikwijls de raad van bestuur, de raad van commissarissen of een of meer houders van preferente aandelen, tenminste veertig procent (40%) van de geplaatste preferente aandelen vertegenwoordigende, dit nodig acht. ---

De oproeping geschiedt door middel van een aangetekend schrijven gericht aan het in het aandeelhoudersregister opgenomen adres. ---

Voor het overige zijn de artikelen 21 tot en met 24 van overeenkomstige toepassing behoudens dat (i) de oproeping niet later dan op de achtste dag voor een vergadering geschiedt en (ii) de bepalingen inzake het voorzitterschap en artikel 23 lid 6 niet van toepassing zijn. ---

Statutenwijziging, fusie, splitsing en ontbinding ---

Artikel 26. ---

1. Een besluit tot wijziging van de statuten, tot ontbinding der vennootschap of tot fusie of splitsing als bedoeld in Titel 7 van Boek 2 van het Burgerlijk Wetboek kan slechts worden genomen op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen overeenkomstig artikel 14 van deze statuten. ---
2. Het volledige voorstel ligt vanaf de dag van oproeping tot de algemene vergadering van aandeelhouders tot de afloop daarvan ten kantore van de vennootschap voor vergadergerechtigden ter inzage; de afschriften van dit voorstel worden kosteloos voor vergadergerechtigden verkrijgbaar gesteld. ---

   Hiervan wordt in de oproepingsadvertentie melding gemaakt. ---
3. Ingeval van ontbinding van de vennootschap zijn de leden van de raad van bestuur belast met de vereffening tenzij de algemene vergadering andere vereffenaars heeft aangewezen. ---
4. Hetgeen resteert van het vermogen van de vennootschap na betaling van alle schulden en de kosten van de vereffening wordt als volgt verdeeld: ---
   a. allereerst wordt aan de houders van preferente aandelen uitgekeerd het op die aandelen nominaal gestorte bedrag, vermeerderd met (i) het op grond van artikel 20 lid 4 te weinig uitgekeerde dividend en (ii) met een bedrag gelijk aan het in artikel 20 lid 4 bedoelde percentage over het verplicht gestorte bedrag op de preferente aandelen, berekend over de periode, die aanvangt op de eerste dag na het laatste volledig verstreken boekjaar voorafgaande aan de ontbinding en die eindigt op de dag van de in dit artikel bedoelde uitkering op preferente aandelen, met dien verstande dat alle dividenden en/of andere uitkeringen die over deze periode op de preferente aandelen zijn betaald, in mindering komen op de uitkering ingevolge dit onderdeel;
   b. het restant wordt uitgekeerd aan de houders van gewone aandelen in evenredigheid met het aantal gewone aandelen dat ieder van hen bezit. ---
5. Gedurende de vereffening blijven de bepalingen van de statuten voor zoveel mogelijk

van kracht. ---

Artikel 27. ---

Besluitvorming door aandeelhouders kan, nadat de leden van de raad van bestuur en de raad van commissarissen in de gelegenheid zijn gesteld daaromtrent te adviseren, ook op andere wijze dan in een algemene vergadering van aandeelhouders plaatsvinden, mits de stemgerechtigde aandeelhouders zich schriftelijk (waaronder begrepen alle vormen van geschreven tekstoverdracht) met algemene stemmen voor het voorstel hebben verklaard. ---

Het in de vorige zin bepaalde is niet van toepassing indien er vruchtgebruikers met stemrecht zijn. ---

Overgangsbepaling ---

Artikel 28. ---

De raad van bestuur is hierbij aangewezen als vennootschapsorgaan, dat onder goedkeuring van de raad van commissarissen, bevoegd is aandelen uit te geven met de bevoegdheid het voorkeursrecht te beperken of uit te sluiten en voorts met inachtneming van het volgende: ---

- de aanwijzing kan door de algemene vergadering worden verlengd, telkens voor ten hoogste twee jaren; ---
- de aanwijzing geldt voor gewone aandelen tot twintig procent (20%) van het aantal gewone aandelen dat deel uitmaakt van het maatschappelijk kapitaal zoals dit luidt of te eniger tijd zal luiden en voor preferente aandelen het aantal preferente aandelen dat gelijk is aan vijftig procent (50%) van het totale nominale bedrag van de geplaatste gewone aandelen van het maatschappelijk kapitaal zoals dit luidt of te eniger tijd zal luiden; --
- de aanwijzing geldt niet voor de uitgifte van gewone aandelen in het kader van de beursgang van de vennootschap te Amsterdam aan Euronext Amsterdam N.V.'s Eurolist door Euronext, daaronder begrepen de uitgifte van gewone aandelen vóór of op de betalingsdatum aan Nick Kaufmann Limited, gevestigd te Londen (Verenigd Koninkrijk) of een door die vennootschap aan te wijzen derde. ---

De bevoegdheden die krachtens deze bepaling aan de raad van bestuur zijn toegekend eindigen, behoudens verlenging, op dertien mei tweeduizend zeven. ---

Slotverklaringen ---

Ten slotte verklaarde de comparant: ---

- dat met het van kracht worden van de onderhavige statutenwijziging het thans geplaatste en gestorte kapitaal twintig miljoen euro (EUR 20.000.000,--) bedraagt, verdeeld in éénhonderd miljoen (100.000.000) gewone aandelen elk met een nominale waarde van

twintig cent (EUR 0,20); ---

./. • dat, overeenkomstig het bepaalde in artikel 2:72 lid 1 sub b van het Burgerlijk Wetboek, een deskundige als bedoeld in artikel 2:393 lid 1 van het Burgerlijk Wetboek, een aan deze akte te hechten verklaring heeft afgelegd waaruit blijkt dat het eigen vermogen van de vennootschap op een dag binnen vijf maanden voor de omzetting ten minste overeenkwam met het gestorte en opgevraagde deel van het kapitaal; ---

./. • dat de Minister van Justitie blijkens de, aan deze akte te hechten, verklaring op elf mei tweeduizend vijf onder nummer N.V. 1318599 heeft medegedeeld dat hem ten aanzien van de onderhavige statutenwijziging van geen bezwaren is gebleken. ---

Deze akte is heden verleden te Amsterdam. ---

De inhoud van deze akte is aan de verschenen persoon zakelijk meegedeeld en toegelicht. ---

De verschenen persoon verklaarde geen volledige voorlezing te verlangen, van de inhoud van de akte te hebben kennisgenomen en daarmee in te stemmen. ---

Deze akte is vervolgens beperkt voorgelezen en onmiddellijk daarna ondertekend door de verschenen persoon en mij, notaris, om vijftien uur twee minuten. ---

(Getekend): IJ.C. van Straten, Paul Quist. ---

Uitgegeven VOOR AFSCHRIFT door mij, Mr Cindy Claudia Smid, kandidaat-notaris, als waarnemer van Mr Paul Hubertus Nicolaas Quist, notaris te Amsterdam.
Amsterdam, 18 mei 2005.

SHAREHOLDERS RESOLUTION
TOMTOM NEDERLAND B.V.

IJS/290614/6002101

The undersigned:
the company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) **TomTom Group B.V.**, having its seat in Hoofddorp, its address at 1017 CT Amsterdam, Rembrandtplein 35, filed at the Trade Register under number 34150211, which is being represented by:

Tailored Solutions B.V. and Subzero Software Engineering Holding B.V.

____

whereas:

- *the undersigned is holder of the entire issued capital of the company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) TomTom Nederland B.V, having its seat in Amsterdam, its address at 1017 CT Amsterdam, Rembrandtplein 35 (the '**Company**');*
- *according to information provided by the Management Board, no depositary receipts representing shares in the Company's capital have been issued with the Company's concurrence and none of the Company's shares have been encumbered with a right of usufruct or with a right of pledge in consequence whereof the pledgee or the usufructuary would have voting rights or the rights granted by law to holders of depositary receipts issued with a company's concurrence;*
- *the member of the Management Board has been given the opportunity to cast his advisory vote with regard to the proposals referred to hereinafter;*
- *article 13 of the articles of association of the Company authorises shareholders to adopt resolutions outside a formal meeting;*
- *the undersigned as disappearing company and the Company as acquiring company will merge by deed of merger to be executed on the 12th of May 2005 (the '**Deed of Merger**'), which merger shall become effective as of the 13th of May 2005 as of which date the undersigned shall cease to exist;*
- *upon the Deed of Merger becoming effective, the Management Board of the Company shall consist of the following five persons: (i) Subzero Software Engineering Holding B.V., (ii) Tailored Solutions B.V., (iii) Mr. H.C.A. Goddijn, (iv) Ms. C.D. Goddijn-Vigreux and (v) Mr. G.A. Ribbink,*

resolves herewith:

1. to convert the Company into a company with limited liability (*naamloze vennootschap*) "N.V." and to amend the articles of association of the Company in accordance with the draft deed of conversion and amendment to the articles of association of TomTom Nederland B.V. (by which *inter alia* the name of the Company will be changed into TomTom N.V.), prepared by Stibbe in Amsterdam, with reference IJS/6002101/287758 and of which draft the English translation is with reference IJS/6002101/241572 (the '**Deed of Conversion and Amendment**');
2. to appoint:
   - first names: Marina May
     surname: Wyatt

date of birth: 31 January 1964
place of birth: London

as member of the Management Board of the Company as per the 13th of May 2005, immediately following the execution of the Deed of Conversion and Amendment;

3. to grant:
   - to Mr. Goddijn, aforementioned, the title of Chief Executive Officer;
   - to Mr. Ribbink, aforementioned, the title of Chief Operating Officer; and
   - to Mr. Wyatt, aforementioned, the title of Chief Financial Officer,

as per the 13th of May, immediately following the execution of the Deed of Conversion and Amendment;

4. to accept the resignation of:
   - the company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) Subzero Software Engineering Holding B.V., having its seat in Amsterdam, its address at 1017 CT Amsterdam, Rembrandtplein 35, filed at the Trade Register under number 29045876;
   - the company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) Tailored Solutions B.V., having its seat in Amsterdam, its address at 1017 CT Amsterdam, Rembrandtplein 35, filed at the Trade Register under number 33234065;
   - Corinne Danièle Goddijn-Vigreux, born in Lyon, France, on 9 December 1964,

as members of the Management Board of the Company granting discharge for their management insofar such management appears from the adopted annual accounts or has been disclosed to the shareholders' meeting, as per the 13th of May, immediately following the execution of the Deed of Conversion and Amendment);

5. to authorise each member of the Management Board of the Company, as well as each civil-law notary, prospective civil-law notary and notarial paralegal, of Stibbe in Amsterdam, to file a request for a Ministerial Statement of No-Objections as well as to sign the Deed of Conversion and Amendment and to undertake all other activities the holder of this power of attorney deems necessary or useful.

Signed in: Amsterdam on 12 May 2005

TomTom Group B.V.

by:

Deloitte.

Deloitte Accountants B.V.
Orlyplein 10
1043 DP Amsterdam
P.O.Box 58110
1040 HC Amsterdam
Netherlands

Tel: +31 (20) 582 5000
Fax: +31 (20) 582 4026
www.deloitte.nl

To the Management Board of
TomTom Nederland B.V.
Rembrandtplein 35
1017 CT AMSTERDAM

Date	From	Our reference
May 9, 2005	A. Sandler	3100200243/OP9998/ns

Auditors' report ex section 2:72, subsection 1 of the Netherlands Civil Code

We have examined the net equity position of TomTom Nederland B.V., Amsterdam, as reflected in the accompanying balance sheet, which has been initialled by us for identification purposes only. This balance sheet is the responsibility of the company's management. Our responsibility is to issue an auditors' report on the net equity position as referred to in section 2:72, subsection 1 of the Netherlands Civil Code.

Based on our examination, in our opinion, the net equity position of the company as at April 8, 2005, determined in accordance with valuation methods generally accepted in the Netherlands, is at least equal to the paid-up and called-up part of the share capital, amounting to € 20.000.000.

Deloitte Accountants B.V.

TomTom Nederland BV
Unaudited Corporate balance sheet as at April 8, 2005

	(€ in millions)
<u>Non-current assets</u>	
Financial fixed assets	51.0
<u>Current assets</u>	
Other receivables	0
Cash and equivalents	1.0
Total current assets	1.0
Total assets	52.0
Equity and liabilities	
<u>Equity</u>	
Share capital	20.0
Share premium	0
Legal reserves	1.0
Cumulative translation reserve	0
Stock compensation reserve	3.0
Retained earnings	27.9
Total equity	51.9
<u>Current liabilities</u>	
Other liabilities	0.1
Total equity and liabilities	52.0

For identification only

Ministerie van Justitie

Directoraat-Generaal Preventie, Jeugd en Sancties
Dienst Bestuurszaken

Referentie: ST/6002101

PHN Quist
Postbus 75640
1070 AP AMSTERDAM

Verklaring van geen bezwaar

Naar aanleiding van uw verzoek tot het verkrijgen van de verklaring van geen bezwaar ten aanzien van de hieronder genoemde

Statutenwijziging

deel ik u het volgende mede:

Mij is van bezwaren niet gebleken.

Naam TomTom N.V.

TomTom Nederland B.V.

Nummer NV 1318599

Beslissingsdatum 11 mei 2005

De minister van Justitie,
Namens deze,

De coördinator Integriteit Bedrijfsleven
A. A. A. M. Huldy

Indien van toepassing gaarne onderstaande aankruisen en deze verklaring retourneren.
[ ] Van deze verklaring is geen gebruik gemaakt

Stibbe

AKTE VAN FUSIE TUSSEN
TomTom Nederland B.V. en
TomTom Group B.V.
Akte de dato 12 mei 2005.

AKTE VAN FUSIE ST/6002559/286121.fus
TUSSEN TOMTOM NEDERLAND B.V. 12-05-05
EN TOMTOM GROUP B.V. 2

Heden, twaalf mei ---
tweeduizend vijf, verscheen voor mij, ---
Mr Paul Hubertus Nicolaas Quist, notaris te Amsterdam: ---
mevrouw Silvia Rahel Catharina Tegeler, per adres Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, geboren te Bant op zestien december negentienhonderd zeventig, te dezen handelende als schriftelijk gevolmachtigde van: ---

1. de besloten vennootschap met beperkte aansprakelijkheid **TomTom Nederland B.V.**, met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35 en ingeschreven in het handelsregister onder nummer 34224566 en met nummer B.V. 1318599 ---
(de '**Verkrijgende Vennootschap**'); ---
2. de besloten vennootschap met beperkte aansprakelijkheid **TomTom Group B.V.**, met zetel te Hoofddorp, adres 1017 CT Amsterdam, Rembrandtplein 35 en ingeschreven in het handelsregister onder nummer 34150211 en met nummer B.V. 1167248 ---
(de '**Verdwijnende Vennootschap**'). ---

(De Verkrijgende Vennootschap en de Verdwijnende Vennootschap hierna tezamen ook te noemen de '**Fuserende Vennootschappen**'). ---

Volmachten ---

Van voormelde volmachten blijkt uit twee (2) onderhandse akten. ---

De comparant verklaarde: ---

De Verkrijgende Vennootschap en de Verdwijnende Vennootschap brengen bij deze akte een fusie in de zin van afdeling 1, 2 en 3 van Titel 7, Boek 2 Burgerlijk Wetboek, tot stand, waarbij de Verkrijgende Vennootschap het gehele vermogen van de Verdwijnende Vennootschap onder algemene titel verkrijgt en waardoor de Verdwijnende Vennootschap ophoudt te bestaan. ---

In verband hiermee verklaarde de comparant vervolgens: ---

Artikel 1. ---

Aan de navolgende vereisten voor de totstandkoming van de fusie tussen de Verkrijgende

Vennootschap en de Verdwijnende Vennootschap is voldaan: ——————————

geen van de Fuserende Vennootschappen is ontbonden of verkeert in staat van faillissement of surséance van betaling; ——————————

Artikel 2. ——————————

Ter voorbereiding van de fusie is het navolgende verricht: ——————————

a. **Voorstel tot fusie** ——————————

Door de besturen van de Fuserende Vennootschappen is een voorstel tot fusie opgesteld als bedoeld in artikel 2:312 lid 1 Burgerlijk Wetboek. ——————————

Het voorstel tot fusie is op elf april tweeduizend vijf door alle bestuurders van de Fuserende Vennootschappen ondertekend. ——————————

b. **Toelichting** ——————————

De besturen van de Fuserende Vennootschappen hebben een schriftelijke toelichting, als bedoeld in artikel 2:313 lid 1 Burgerlijk Wetboek, opgesteld. ——————————

c. **Tussentijdse vermogensopstelling** ——————————

- Aangezien de Verkrijgende Vennootschap is opgericht op acht april tweeduizend vijf dient geen tussentijdse vermogensopstelling te worden opgesteld met betrekking tot de Verkrijgende Vennootschap. ——————————
- Het laatste boekjaar van de Verdwijnende Vennootschap waarover een jaarrekening is vastgesteld, is geëindigd op éénendertig december tweeduizend drie. ——————————

Aangezien het voorstel tot fusie meer dan zes maanden na het verstrijken van het in de vorige zin bedoelde boekjaar is neergelegd is met betrekking tot de Verdwijnende Vennootschap een tussentijdse vermogensopstelling, als bedoeld in artikel 2:313 lid 2 Burgerlijk Wetboek, opgesteld. ——————————

De tussentijdse vermogensopstelling heeft betrekking op de stand van het vermogen per één januari tweeduizend vijf terwijl de deponering van het voorstel tot fusie heeft plaatsgevonden op elf april tweeduizend vijf, zodat aan het vereiste van artikel 2:313 lid 2, tweede zin Burgerlijk Wetboek is voldaan. ——————————

d. **Verklaring besturen** ——————————

De besturen van de Fuserende Vennootschappen hebben op twaalf mei tweeduizend vijf medegedeeld dat, onder andere, aan het bepaalde in artikel 2:314 lid 2 en artikel 2:328 lid 5 Burgerlijk Wetboek, is voldaan. ——————————

De stukken, welke ingevolge die artikelen ten kantore van de Fuserende Vennootschappen ter inzage hebben gelegen, zullen gedurende zes maanden na heden ten kantore van

de Verkrijgende Vennootschap ter inzage liggen voor de aandeelhouders. ---

e. **Deponering voorstel tot fusie** ---

Op elf april tweeduizend vijf zijn door de Fuserende Vennootschappen het voorstel tot fusie en de overige in artikel 2:314 en artikel 2:328 Burgerlijk Wetboek bedoelde stukken neergelegd ten kantore van het handelsregister van de Fuserende Vennootschappen.

f. **Aankondiging** ---

Op elf april tweeduizend vijf hebben de besturen van de Fuserende Vennootschappen in het landelijk verspreid dagblad Trouw aangekondigd, dat de onder d. en e. bedoelde deponeringen hebben plaatsgehad, met opgave van het handelsregister waar bedoelde stukken zijn neergelegd en met opgave van het adres van het kantoor van elk van de Fuserende Vennootschappen. ---

g. **Ondernemingsraad** ---

Bij geen van de Fuserende Vennootschappen is een ondernemingsraad ingesteld. ---

h. **Besluit SER-Fusiegedragsregels 2000** ---

Voor zover van toepassing, zijn de regels als opgenomen in het besluit SER-Fusiegedragsregels 2000 ten aanzien van onderhavige fusie nageleefd. ---

i. **Mededeling handelsregister** ---

Op twaalf mei tweeduizend vijf heeft het handelsregister te Amsterdam schriftelijk bericht, dat het voorstel tot fusie en de overige in artikel 2:314 lid 1 en artikel 2:328 lid 1 Burgerlijk Wetboek bedoelde stukken sinds elf april tweeduizend vijf bij dat handelsregister ter inzage hebben gelegen voor het publiek. ---

j. **Verklaring van non-verzet** ---

De griffier van de Rechtbank te Amsterdam heeft op twaalf mei tweeduizend vijf een verklaring afgegeven, waaruit blijkt dat geen schuldeisers van de Verkrijgende Vennootschap in verzet zijn gekomen tegen het voorstel tot fusie. ---

De griffier van de Rechtbank te Haarlem heeft op twaalf mei tweeduizend vijf een verklaring afgegeven, waaruit blijkt dat geen schuldeisers van de Verdwijnende Vennootschap in verzet zijn gekomen tegen het voorstel tot fusie. ---

k. **Geen belangrijke wijzigingen** ---

Na de ondertekening van het voorstel tot fusie zijn de besturen van de Fuserende Vennootschappen geen belangrijke wijzigingen bekend geworden in de omstandigheden, die van belang zijn voor de mededelingen in het voorstel tot fusie of in de toelichting daarbij. ---

Artikel 3. ---

a. **Geen bijzondere procedure** ---

De statuten van de Fuserende Vennootschappen schrijven voor besluiten tot statutenwijziging geen bijzondere procedure voor; de statuten van de Fuserende Vennootschappen bevatten evenmin bepalingen omtrent besluiten tot fusie. ---

b. **Certificaten, pand, vruchtgebruik** ---

In geen van de Fuserende Vennootschappen zijn aandelen met medewerking van de respectieve vennootschappen gecertificeerd, noch is op enig aandeel in het kapitaal van de Fuserende Vennootschappen een recht van vruchtgebruik of een pandrecht gevestigd. ---

c. **Algemene vergadering van de Fuserende Vennootschappen** ---

1. De algemene vergadering van de Verkrijgende Vennootschap heeft heden het besluit tot fusie genomen conform de tekst van het voorstel tot fusie. ---
2. De algemene vergadering van de Verdwijnende Vennootschap heeft heden het besluit tot fusie genomen conform de tekst van het voorstel tot fusie. ---

Door de algemene vergadering van elk van de Fuserende Vennootschappen is het besluit tot fusie met algemene stemmen genomen in een vergadering, waarin het gehele geplaatste kapitaal was vertegenwoordigd. ---

d. **Notulen vergadering van aandeelhouders van de Fuserende Vennootschappen** ---

De notulen van voormelde algemene vergaderingen van aandeelhouders zijn opgemaakt bij twee (2) notariële akten van proces-verbaal heden verleden voor Mr P.H.N. Quist, notaris te Amsterdam. ---

Artikel 4. ---

a. **Van kracht worden fusie** ---

De fusie van de Verkrijgende Vennootschap en de Verdwijnende Vennootschap geschiedt bij deze akte en wordt met ingang van dertien mei tweeduizend vijf van kracht, op welk moment de Verdwijnende Vennootschap ophoudt te bestaan en met ingang van welke datum haar vermogen onder algemene titel op de Verkrijgende Vennootschap zal overgaan. ---

b. **Toekenning aandelen** ---

In het voorstel tot fusie is, conform het bepaalde in artikel 2:326 sub a Burgerlijk Wetboek, de ruilverhouding van de aandelen aangegeven. ---

Op grond van de ruilverhouding worden éénhonderd miljoen (100.000.000) aandelen in het kapitaal van de Verkrijgende Vennootschap, genummerd 1 tot en met 100.000.000,

elk met een nominale waarde van twintig eurocent (EUR 0,20) toegekend en wel per het moment van het van kracht worden van deze fusie. ---

Van deze éénhonderd miljoen (100.000.000) aandelen worden: ---

- vijfentwintig miljoen (25.000.000) aandelen, genummerd 1 tot en met 25.000.000 toegekend aan de besloten vennootschap met beperkte aansprakelijkheid Subzero Software Engineering Holding B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 29045876; ---
- vijfentwintig miljoen (25.000.000) aandelen, genummerd 25.000.001 tot en met 50.000.000 toegekend aan de besloten vennootschap met beperkte aansprakelijkheid Rinkelberg Beheer B.V., met zetel te Amsterdam, adres Landhuis Joonchi, Kaya R.J. BEAUJON, Curaçao, Nederlandse Antillen, ingeschreven in het handelsregister onder nummer 33217402; ---
- vijfentwintig miljoen (25.000.000) aandelen, genummerd 50.000.001 tot en met 75.000.000 toegekend aan de besloten vennootschap met beperkte aansprakelijkheid Rinkelberg Software B.V., met zetel te Amsterdam, adres Landhuis Joonchi, Kaya R.J. BEAUJON, Curaçao, Nederlandse Antillen, ingeschreven in het handelsregister onder nummer 33297480; ---
- vijfentwintig miljoen (25.000.000) aandelen, genummerd 75.000.001 tot en met 100.000.000 toegekend aan de besloten vennootschap met beperkte aansprakelijkheid Tailored Solutions B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 33234065. -

c. **Accountantsverklaring ruilverhouding** ---

De door de besturen van de Fuserende Vennootschappen gezamenlijk aangewezen deskundige als bedoeld in artikel 2:393 Burgerlijk Wetboek (de 'Accountant'), heeft het voorstel tot fusie onderzocht en op elf april tweeduizend vijf een schriftelijke verklaring uitgebracht dat de voorgestelde ruilverhouding van de aandelen naar zijn oordeel redelijk is. ---

De Accountant heeft voorts op elf april tweeduizend vijf schriftelijk verklaard dat het eigen vermogen van de Verdwijnende Vennootschap, bepaald naar de dag waarop de jaarrekening als bedoeld in artikel 2 onder c. betrekking heeft, bij toepassing van in het maatschappelijk verkeer als aanvaardbaar beschouwde waarderingsmethoden, ten minste overeenkwam met het nominaal gestorte bedrag op de gezamenlijke aandelen die

haar aandeelhouders ingevolge de fusie krijgen, vermeerderd met de betalingen waarop zij krachtens de ruilverhouding recht hebben. ---

Ten aanzien van de in artikel 2:328 lid 1 Burgerlijk Wetboek bedoelde verklaring heeft de deponering als bedoeld in artikel 2:328 lid 5 juncto artikel 2:314 Burgerlijk Wetboek plaatsgevonden. ---

Ten slotte heeft de Accountant een verslag opgesteld, als bedoeld in artikel 2:328 lid 2 Burgerlijk Wetboek. ---

Ten aanzien van het in de vorige volzin bedoelde verslag heeft de deponering als bedoeld in artikel 2:328 lid 5 juncto artikel 2:314 Burgerlijk Wetboek plaatsgevonden. ---

d. **Intrekking van aandelen** ---

Met toepassing van artikel 2:325 lid 3 Burgerlijk Wetboek worden alle éénhonderd miljoen (100.000.000) aandelen in het kapitaal van de Verkrijgende Vennootschap ingetrokken. ---

e. **Statuten** ---

De statuten van de Verkrijgende Vennootschap zullen ter gelegenheid van de fusie niet worden gewijzigd. ---

f. **Deponering handelsregister** ---

De Verkrijgende Vennootschap zal binnen acht dagen na heden een afschrift van deze akte en van de aan de voet van deze akte gestelde notariële verklaring neerleggen ten kantore van het handelsregister te Amsterdam. ---

g. **Mededeling openbare registers** ---

De Verkrijgende Vennootschap zal binnen een maand na de fusie hiervan opgave doen aan de beheerders van andere openbare registers, waarin overgang van rechten of de fusie kan worden ingeschreven. ---

h. **Financiële gegevens** ---

De financiële gegevens van de Verdwijnende Vennootschap zullen in de jaarrekening van de Verkrijgende Vennootschap worden verantwoord met ingang van acht april tweeduizend vijf. ---

De verplichtingen omtrent de jaarrekening van de Verdwijnende Vennootschap rusten na de fusie op de Verkrijgende Vennootschap, met inachtneming van het bepaalde in artikel 2:321 Burgerlijk Wetboek. ---

i. **Bijzondere rechten** ---

Er zijn geen (rechts)personen die anders dan als aandeelhouder een bijzonder recht je-

gens de Verdwijnende Vennootschap hebben, zoals een recht op een uitkering van winst of tot het nemen van aandelen.

Aangehechte stukken

./. Aan deze akte worden gehecht:

- de volmachten;
- het voorstel tot fusie;
- de toelichting op het voorstel tot fusie;
- de aankondiging in het dagblad Trouw;
- de verklaring van het handelsregister te Amsterdam;
- de verklaring van de griffier van de Rechtbank te Amsterdam;
- de verklaring van de griffier van de Rechtbank te Haarlem;
- de verklaring van de besturen van de Fuserende Vennootschappen;
- een afschrift van elk van de notariële akten van proces-verbaal;
- de verklaring van de Accountant;
- het verslag van de Accountant.

Deze akte is heden verleden te Amsterdam.

De inhoud van deze akte is aan de verschenen persoon zakelijk meegedeeld en toegelicht.

De verschenen persoon verklaarde geen volledige voorlezing te verlangen, van de inhoud van de akte te hebben kennisgenomen en daarmee in te stemmen.

Deze akte is vervolgens beperkt voorgelezen en onmiddellijk daarna ondertekend door de verschenen persoon en mij, notaris, om twaalf uur veertig minuten.

(Getekend): S.R.C. Tegeler, Paul Quist.

De ondergetekende, Mr Paul Hubertus Nicolaas Quist, notaris te Amsterdam, verklaart ter voldoening aan het bepaalde in artikel 2:318 lid 2 Burgerlijk Wetboek dat hem is gebleken dat alle vormvoorschriften in acht zijn genomen voor alle besluiten die ingevolge Titel 7 van Boek 2 Burgerlijk Wetboek en de statuten van de fuserende rechtspersonen zijn vereist voor de totstandkoming van de onderhavige juridische fusie en dat voor het overige de daarvoor in meergenoemde titel en in de statuten gegeven voorschriften zijn nageleefd.

(Getekend): Paul Quist.

VOOR AFSCHRIFT

Stibbe

OLMACHT VERLIJDEN FUSIEAKTE ST/6002559/286190.vlm
USSEN TOMTOM NEDERLAND B.V. EN TOMTOM GROUP B.V.

e ondergetekende:
besloten vennootschap met beperkte aansprakelijkheid **TomTom Nederland B.V.**, met zetel te msterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, te dezen vertegenwoordigd door haar stuurder TomTom Group B.V., met zetel te Hoofddorp, adres 1017 CT Amsterdam, mbrandtplein 35, welke vennootschap op haar beurt wordt vertegenwoordigd door haar stuurders Subzero Software Engineering Holding B.V. en Tailored Solutions B.V.

oorna(a)m(en) :
hternaam :
res :
stcode en woonplaats :
boortedatum :
boorteplaats :

rklaart bij deze volmacht te verlenen aan ieder van de (kandidaat-)notarissen en notariële ralegals van Stibbe in Amsterdam om:

namens de ondergetekende mee te werken aan een notariële akte van fusie als bedoeld in artikel 2:318 lid 1 Burgerlijk Wetboek tussen TomTom Nederland B.V., met zetel te ~~Amsterdam, als verkrijgende vennootschap en TomTom Group B.V., met zetel te Hoofddorp, als verdwijnende vennootschap;~~
~~alle akten en overige documenten te tekenen die benodigd zijn voor, of verband houden met de~~ voormelde fusie, waaronder de akte van fusie conform het door Stibbe opgestelde concept met kenmerk ST/6002559/286121.fus, inclusief al die wijzigingen die de gevolmachtigde daarin mocht aanbrengen, en om voorts alles meer te doen wat naar het oordeel van de gevolmachtigde nuttig of nodig is.

e gevolmachtigde is bevoegd deze volmacht aan een ander te verlenen.

etekend te Amsterdam op 12 mei 2005

mTom Nederland B.V.

mTom Group B.V.
or:

LMACHT VERLIJDEN FUSIEAKTE
SSEN TOMTOM NEDERLAND B.V. EN TOMTOM GROUP B.V.

ST/6002559/286207.vlm

ondergetekende:
besloten vennootschap met beperkte aansprakelijkheid TomTom Group B.V., met zetel te
ofddorp, adres 1017 CT Amsterdam, Rembrandtplein 35, te dezen vertegenwoordigd door haar
uurders Subzero Software Engineering Holding B.V. en Tailored Solutions B.V.

rna(a)m(en)	:
ernaam	:
es	:
tcode en woonplaats	:
oortedatum	:
oorteplaats	:

klaart bij deze volmacht te verlenen aan ieder van de (kandidaat-)notarissen en notariële
legals van Stibbe in Amsterdam om:

namens de ondergetekende mee te werken aan een notariële akte van fusie als bedoeld in
artikel 2:318 lid 1 Burgerlijk Wetboek tussen TomTom Nederland B.V., met zetel te
Amsterdam, als verkrijgende vennootschap en TomTom Group B.V., met zetel te Hoofddorp,
als verdwijnende vennootschap;
alle akten en overige documenten te tekenen die benodigd zijn voor, of verband houden met de
~~voormelde fusie, waaronder de akte van fusie conform het door Stibbe opgestelde concept met~~
~~kenmerk ST/6002559/286121-fus, inclusief al die wijzigingen die de gevolmachtigde daarin~~
mocht aanbrengen, en om voorts alles meer te doen wat naar het oordeel van de
gevolmachtigde nuttig of nodig is.

gevolmachtigde is bevoegd deze volmacht aan een ander te verlenen.

ekend te Amsterdam op 12 mei 2005

mTom Group B.V.

r:

OORSTEL TOT FUSIE TUSSEN
ERSALIS NEDERLAND B.V.
N
ERSALIS GROUP B.V.

ST/6002559/286172.vst

---

e ondergetekenden:

vooma(a)m(en) :
achternaam :
dezen handelend als bestuurder van de besloten vennootschap met beperkte aansprakelijkheid ersalis Group B.V., met zetel te Hoofddorp, adres 1017 CT Amsterdam, Rembrandtplein 35, elke vennootschap het voltallig bestuur vormt van de besloten vennootschap met beperkte nsprakelijkheid **Versalis Nederland B.V.**, met zetel te Amsterdam, adres 1017 CT Amsterdam, embrandtplein 35 (de 'Verkrijgende Vennootschap'), welke vennootschap ten tijde van de fusie **omTom Nederland B.V.** als naam zal hebben;

n

vooma(a)m(en) : Hendricus Coenradus Albertus
achternaam : Goddijn

vooma(a)m(en) : Corinne Danièle
achternaam : Goddijn-Vigreux

vooma(a)m(en) : Gerrit Alexander
achternaam : Ribbink

de besloten vennootschap met beperkte aansprakelijkheid Subzero Software Engineering Holding B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, te dezen vertegenwoordigd door haar bestuurder
vooma(a)m(en) : Peter Frans
achternaam : Pauwels

de besloten vennootschap met beperkte aansprakelijkheid Tailored Solutions B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, te dezen vertegenwoordigd door haar bestuurder
vooma(a)m(en) : Pieter Andreas
achternaam : Geelen

zamen vormend het voltallig bestuur van de besloten vennootschap met beperkte nsprakelijkheid **Versalis Group B.V.**, met zetel te Hoofddorp, adres 1017 CT Amsterdam, embrandtplein 35 (de 'Verdwijnende Vennootschap'), welke vennootschap ten tijde van de fusie **omTom Group B.V.** als naam zal hebben;

Verkrijgende Vennootschap en Verdwijnende Vennootschap hierna tezamen ook te noemen de userende Vennootschappen').

aanmerking nemende:

dat noch de Verkrijgende Vennootschap noch de Verdwijnende Vennootschap een raad van commissarissen kent;

dat de Verkrijgende Vennootschap en de Verdwijnende Vennootschap het voornemen hebben te fuseren in de zin van afdeling 1, 2 en 3 van Titel 7, Boek 2, Burgerlijk Wetboek, en wel zodanig dat de Verkrijgende Vennootschap het gehele vermogen van de Verdwijnende Vennootschap onder algemene titel verkrijgt, waarbij de Verdwijnende Vennootschap ophoudt te bestaan;

dat de Fuserende Vennootschappen niet zijn ontbonden, noch in staat van faillissement verkeren of surseance van betaling hebben aangevraagd;

dat het geplaatste aandelenkapitaal in de Verdwijnende Vennootschap geheel is volgestort en dat voor gemelde aandelen geen certificaten van aandelen zijn uitgegeven met medewerking van de desbetreffende vennootschap, en dat op voormelde aandelen geen recht van vruchtgebruik of een pandrecht is gevestigd;

dat de besturen van de Fuserende Vennootschappen bij deze doen het navolgende,

orstel tot fusie:

De Verkrijgende vennootschap zal fuseren in de zin van afdeling 1, 2 en 3 van Titel 7, Boek 2, Burgerlijk Wetboek, met de Verdwijnende Vennootschap, waarbij de Verkrijgende Vennootschap het gehele vermogen van de Verdwijnende Vennootschap onder algemene titel verkrijgt en waardoor de Verdwijnende Vennootschap ophoudt te bestaan.

De huidige statuten van de Verkrijgende Vennootschap luiden als aangegeven in de aan dit voorstel gehechte bijlage A.

De statuten van de Verkrijgende Vennootschap zullen voor de fusie worden gewijzigd conform de conceptakte van statutenwijziging, opgenomen in de eveneens aan dit voorstel gehechte bijlage B. De enige wijziging in de statuten van de Verkrijgende Vennootschap is dat de huidige naam van de Verkrijgende Vennootschap, Versalis Nederland B.V., voor de fusie zal zijn gewijzigd in TomTom Nederland B.V. De statuten van de Verkrijgende Vennootschap zullen ter gelegenheid van de fusie (verder) niet worden gewijzigd.

De hiervoor bedoelde bijlagen maken een integrerend onderdeel uit van het onderhavige voorstel tot fusie.

De Verdwijnende Vennootschap, thans genaamd Versalis Group B.V. zal ten tijde van de fusie TomTom Group B.V. als naam hebben.

Er zijn geen (rechts)personen die anders dan als aandeelhouder bijzondere rechten, als bedoeld in artikel 2:320 juncto artikel 2:312 lid 2 sub c Burgerlijk Wetboek, jegens de Verdwijnende Vennootschap hebben, zodat geen rechten of vergoedingen, als bedoeld in voormelde wetsartikelen, behoeven te worden toegekend.

Noch aan de bestuurders van de Fuserende Vennootschappen noch aan enige bij de voorgenomen fusie betrokken derde, zal enig voordeel in verband met de fusie worden toegekend.

Het bestuur van de Verkrijgende Vennootschap zal na de fusie als volgt zijn samengesteld: Subzero Software Engineering Holding B.V., Tailored Solutions B.V., de heer H.C.A. Goddijn, mevrouw C.D. Goddijn-Vigreux en de heer G.A. Ribbink.

De financiële gegevens van de Verdwijnende Vennootschap zullen vanaf 8 april 2005 worden verwerkt in de jaarrekening van de Verkrijgende Vennootschap.

De werkzaamheden van de Verdwijnende Vennootschap - voor zover daarvan sprake is - zullen door de Verkrijgende Vennootschap op dezelfde voet worden voortgezet.

De ruilverhouding is zodanig dat voor 1.824.276 aandelen in het kapitaal van de Verdwijnende Vennootschap, elk met een nominale waarde van EUR 0,01, 100.000.000 aandelen, elk met een nominale waarde van EUR 0,20, in het kapitaal van de Verkrijgende Vennootschap worden toegekend.

De aandeelhouders van de Verdwijnende Vennootschap zullen met ingang van het van kracht worden van de fusie volledig delen in de winst van de Verkrijgende Vennootschap.

). De fusie heeft geen invloed op de grootte van de goodwill en de uitkeerbare reserves in de Verkrijgende Vennootschap.

. Ter gelegenheid van de fusie zullen alle 100.000.000 aandelen in het kapitaal van de Verkrijgende Vennootschap worden ingetrokken met toepassing van artikel 2:325 lid 3 Burgerlijk Wetboek.

t voorstel kan afzonderlijk van elkaar worden getekend en ieder afzonderlijk getekend voorstel ordt geacht een origineel te zijn die tezamen een en hetzelfde document vormen.

etekend te Amsterdam op 11 april 2005

ersalis Nederland B.V.

ersalis Group B.V.
oor: Tailored Solutions B.V. (P.A. Geelen)
tel: bestuurder

etekend te Amsterdam op 11 april 2005

ersalis Group B.V.

H.C.A. Goddijn

oor: H.C.A. Goddijn
el: bestuurder

etekend te Amsterdam op 11 april 2005

ersalis Group B.V.

C.D Goddijn-Vigreux

oor: C.D. Goddijn-Vigreux
el: bestuurder

etekend te Amsterdam op 11 april 2005

ersalis Group B.V.

oor: G.A. Ribbink
itel: bestuurder

etekend te Amsterdam op 11 april 2005

ersalis Group B.V.

ubzero Software Engineering Holding B.V.
oor: P.F. Pauwels
tel: bestuurder

etekend te Amsterdam op 11 april 2005

ersalis Group B.V.

ailored Solutions B.V.
oor: P.A. Geelen
el: bestuurder

OELICHTING OP VOORSTEL TOT FUSIE TUSSEN ERSALIS NEDERLAND B.V. N ERSALIS GROUP B.V.

ST/6002559/286188.toe

e ondergetekenden:

vooma(a)m(en) :
achternaam :
dezen handelend als bestuurder van de besloten vennootschap met beperkte aansprakelijkheid ersalis Group B.V., met zetel te Hoofddorp, adres 1017 CT Amsterdam, Rembrandtplein 35, lke vennootschap het voltallig bestuur vormt van de besloten vennootschap met beperkte nsprakelijkheid **Versalis Nederland B.V.**, met zetel te Hoofddorp, adres 1017 CT Amsterdam, mbrandtplein 35 (de 'Verkrijgende Vennootschap'), welke vennootschap ten tijde van de fusie **mTom Nederland B.V.** als naam zal hebben;

vooma(a)m(en) : Hendricus Coenradus Albertus
achternaam : Goddijn

vooma(a)m(en) : Corinne Danièle
achternaam : Goddijn-Vigreux

vooma(a)m(en) : Gerrit Alexander
achternaam : Ribbink

de besloten vennootschap met beperkte aansprakelijkheid Subzero Software Engineering Holding B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, te dezen vertegenwoordigd door haar bestuurder
vooma(a)m(en) : Peter Frans
achternaam : Pauwels

de besloten vennootschap met beperkte aansprakelijkheid Tailored Solutions B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, te dezen vertegenwoordigd door haar bestuurder
vooma(a)m(en) : Pieter Andreas
achternaam : Geelen

amen vormend het voltallig bestuur van de besloten vennootschap met beperkte nsprakelijkheid **Versalis Group B.V.**, met zetel te Hoofddorp, adres 1017 CT Amsterdam, mbrandtplein 35 (de 'Verdwijnende Vennootschap'), welke vennootschap ten tijde van de fusie **mTom Group B.V.** als naam zal hebben;

Verkrijgende Vennootschap en Verdwijnende Vennootschap hierna tezamen ook te noemen de usereade Vennootschappen').

aanmerking nemende:

dat de Verkrijgende Vennootschap en de Verdwijnende Vennootschap het voornemen hebben te fuseren in de zin van afdeling 1, 2 en 3 van Titel 7, Boek 2, Burgerlijk Wetboek, en wel zodanig, dat de Verkrijgende Vennootschap het gehele vermogen van de Verdwijnende Vennootschap onder algemene titel verkrijgt en waarbij de Verdwijnende Vennootschap ophoudt te bestaan;

rklaren:

De Verkrijgende Vennootschap en de Verdwijnende Vennootschap hebben het voornemen te fuseren in de zin van afdeling 1, 2 en 3 van Titel 7, Boek 2, Burgerlijk Wetboek, waarbij de Verkrijgende Vennootschap het gehele vermogen van de Verdwijnende Vennootschap onder algemene titel verkrijgt en waardoor de Verdwijnende Vennootschap ophoudt te bestaan.

Voor de Fuserende Vennootschappen gelden de volgende redenen voor de fusie: interne reorganisatie.

De fusie heeft voor wat betreft de werkzaamheden van de Fuserende Vennootschappen geen gevolgen.

Vanuit juridisch oogpunt heeft de fusie tot gevolg dat de Verdwijnende Vennootschap ophoudt te bestaan en dat haar vermogen onder algemene titel wordt verkregen door de Verkrijgende Vennootschap.

Noch vanuit economisch oogpunt noch vanuit sociaal standpunt heeft de fusie gevolgen.

Bij de onderhavige fusie zullen 100.000.000 aandelen, elk met een nominale waarde van EUR 0,20, in het kapitaal van de Verkrijgende Vennootschap pro rata parte aan de aandeelhouders van de Verdwijnende Vennootschap worden toegekend.

Bij de onderhavige fusie zullen aandelen, elk groot EUR 0,20, in het kapitaal van de Verkrijgende Vennootschap aan de aandeelhouders van de Verdwijnende Vennootschap worden toegekend. De ruilverhouding van de aandelen is zodanig vastgesteld dat voor 1.824.276 aandelen, elk met een nominale waarde van EUR 0,01 in het kapitaal van de Verdwijnende Vennootschap, 100.000.000 aandelen, elk met een nominale waarde van EUR 0,20 in het kapitaal van de Verkrijgende Vennootschap worden toegekend. Deze ruilverhouding is reëel aangezien de aandeelhouders van de Verdwijnende Vennootschap na de fusie tot exact dezelfde onderliggende waarden zullen zijn gerechtigd.

De ondergetekenden zijn, gelet op het vorenstaande, van oordeel dat vorenstaande methode, die leidt tot de waardering 1:1096,33, in het gegeven geval passend is.

Van andere methodes dan de hierboven weergegeven methode voor het vaststellen van de ruilverhouding is geen gebruik gemaakt.

Deze methode wordt in het maatschappelijke verkeer als aanvaardbaar beschouwd.

Bij de waardering en bij de bepaling van de ruilverhouding hebben geen bijzondere moeilijkheden zich voorgedaan.

ze toelichting kan afzonderlijk van elkaar worden getekend en ieder afzonderlijk getekende elichting wordt geacht een origineel te zijn die tezamen een en hetzelfde document vormen.

Getekend te Amsterdam op 11 april 2005

Versalis Nederland B.V.

Versalis Group B.V.
Voor: Tailored Solutions (P.A. Geelen)
Titel: bestuurder

etekend te Amsterdam op 11 april 2005

ersalis Group B.V.

H.C.A. Goddijn

oor: H.C.A. Goddijn
tel: bestuurder

Getekend te Amsterdam op 11 april 2005

Versalis Group B.V.

C.D Goddijn-Vigreux

Door: C.D. Goddijn-Vigreux
Titel: bestuurder

etekend te Amsterdam op 11 april 2005

ersalis Group B.V.

oor: G.A. Ribbink
tel: bestuurder

Getekend te Amsterdam op 11 april 2005

Versalis Group B.V.

[illegible]bzero Software Engineering Holding B.V.
door: P.F. Pauwels
titel: bestuurder

Getekend te Amsterdam op 11 april 2005

Versalis Group B.V.

Tailored Solutions B.V.
door: P.A. Geelen
titel: bestuurder

1 in 3 de Volkskrant

Jeedaarbeniknualjarennaaropzoekenopeens loopjeerzomaartegenaan



nemen tot beëindiging van de overblijvende aansprakelijkheid voor schulden voortvloeiend uit rechtshandelingen van de besloten vennootschap met beperkte aansprakelijkheid **New Fashions B.V.**, gevestigd te Amsterdam, als bedoeld in artikel 404, lid 3, sub b van Boek 2 van het Burgerlijk Wetboek.

Versails Nederland B.V., met zetel te Amsterdam en **Versails Group B.V.**, met zetel te Hoofddorp, beide vennootschappen met adres 1017 CT Amsterdam, Rembrandtplein 35, delen mede dat ten kantore van het handelsregister te Amsterdam, alsmede ten kantore van de fuserende vennootschappen, de in de leden 1 en 2 van artikel 2:314 BW bedoelde stukken zijn neergelegd.
De stukken liggen tevens ter inzage voor aandeelhouders tot het tijdstip van fusie en tot zes maanden nadien ten kantore van **Versails Nederland B.V.**

Stroboscoop Advies B.V., gevestigd te Berkel en Rodenrijs maakt bekend dat bij het Handelsregister van de Kamer van Koophandel voor Haaglanden en ten kantore van de vennootschap vanaf 25 maart 2005 door de vereffenaar de rekening en verantwoording van de vereffening is neergelegd. Schuldeisers worden in de gelegenheid gesteld om binnen twee maanden na heden verzet aan te tekenen als bedoeld in artikel 2:23b van het Burgerlijk Wetboek.

BEST AVAILABLE COPY

KAMER VAN KOOPHANDEL AMSTERDAM

Stibbe notarissen
t.a.v. Silvia Tegeler
Postbus 75640
1070 AP AMSTERDAM

▪ KANTOOR AMSTERDAM
DE RUYTERKADE 5, AMSTERDAM
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 47 99

REFERENTIE	DOSSIERNUMMER	DATUM
HR/2005/98847	34224566	12-05-2005
ONDERWERP	UW REFERENTIE	DOORKIESNUMMER
fusie		4313

VERKLARING

De Kamer van Koophandel Amsterdam verklaart hiermee dat op 11 april 2005 in het handelsregister deponering plaatsvond van een voorstel tot fusie en de overige stukken, zoals bedoeld in artikel 2:314 lid 1 Burgerlijk Wetboek, met betrekking tot de fusie tussen:

Versalis Nederland B.V. (als verkrijgende rechtspersoon)

en

Versalis Group B.V. (als verdwijnende rechtspersoon)

Sinds de datum van deponering hebben deze stukken voor iedereen ter inzage gelegen.

Kamer van Koophandel Amsterdam,

mw. I.E. Roefs
Handelsregister

RECHTBANK AMSTERDAM

AKTE NON-VERZET ALS BEDOELD IN ARTIKEL 316 LID 2 BOEK 2 VAN HET BURGERLIJK WETBOEK

AKTENUMMER: 387/2005

De griffier van de Rechtbank Amsterdam verklaart op verzoek van:

S. Tegeler te Amsterdam,

dat te zijner griffie binnen de in artikel 316 lid 2 Boek 2 van het Burgerlijk Wetboek genoemde termijn geen verzet is gedaan tegen het voorstel tot fusering als bedoeld in artikel 312 lid 1 Boek 2 van het Burgerlijk Wetboek gedaan door:

Versalis Nederland BV gevestigd te Amsterdam,
als verkrijgende rechtspersoon

en

Versalis Group BV gevestigd te Hoofddorp,
als verdwijnende rechtspersoon,

welk voorstel overeenkomstig het bepaalde in artikel 314 lid 1 Boek 2 van het Burgerlijk Wetboek is neergelegd, welke neder legging blijkens een overgelegde kopie van Trouw van 11 april 2005 is aangekondigd.

Amsterdam, 12 mei 2005

De griffier.


RECHTBANK
TE AMSTERDAM

de Rechtspraak

Rechtbank Haarlem

Aan:
Stibbe advocaten en notarissen
T.a.v. mw. S. Tegeler
Postbus 75640
1070 AP Amsterdam

Sector civiel recht

bezoekadres
Jansstraat 81
2011 RW Haarlem

correspondentieadres
Postbus 1621
2003 BR Haarlem

t (023) 5128 126
f (023) 5128 349
www.rechtspraak.nl

Bij beantwoording de datum en ons kenmerk vermelden. Wilt u slechts één zaak in uw brief behandelen.

verklaring van non-verzet

datum 12 mei 2005
gegeven door G. Demir
telefoonnummer 023 - 5126 350

De griffier van de Rechtbank te Haarlem verklaart, dat tegen het door

de verkrijgende vennootschap
VERSALIS NEDERLAND B.V.,
met zetel te Amsterdam,

en

de verdwijnende vennootschap
VERSALIS GROUP B.V.,
met zetel te Hoofddorp, gemeente Haarlemmermeer,

gedane voorstel tot fusering, als bedoeld in artikel 312 boek 2 B.W., van welk voorstel, overeenkomstig het bepaalde in artikel 314 boek 2 B.W. aankondiging is gedaan in het dagblad Trouw d.d. 11 april 2005,

en welk voorstel, blijkens een verklaring van de Kamer van Koophandel en Fabrieken voor Amsterdam, met ingang van 11 april 2005 gedurende een maand ter inzage heeft gelegen,

geen verzet als bedoeld in artikel 316 Boek 2 B.W. te zijner griffie is aangetekend.

De griffier voornoemd,

G. Demir

RECHTBANK HAARLEM

recht € 95.00

[VE]RKLARING VAN DE BESTUREN VAN DE [TE] FUSEREN VENNOOTSCHAPPEN ST/6002559/290493

[De] **ondergetekenden:**
[1.] voorna(a)m(en) : Tailored Solutions B.V., vertegenwoordigd door de heer P.A. Geelen
achternaam :
[te] dezen handelend als bestuurder van de besloten vennootschap met beperkte aansprakelijkheid [Tom]Tom Group B.V., met zetel te Hoofddorp, adres 1017 CT Amsterdam, Rembrandtplein 35, [we]lke vennootschap het voltallig bestuur vormt van de besloten vennootschap met beperkte [aan]sprakelijkheid **TomTom Nederland B.V.**, met zetel te Amsterdam, adres 1017 CT [Am]sterdam, Rembrandtplein 35 (de '**Verkrijgende Vennootschap**'),

[en]

[2.] voorna(a)m(en) : Hendricus Coenradus Albertus
achternaam : Goddijn

[3.] voorna(a)m(en) : Corinne Danièle
achternaam : Goddijn-Vigreux

[4.] voorna(a)m(en) : Gerrit Alexander
achternaam : Ribbink

[5.] de besloten vennootschap met beperkte aansprakelijkheid Subzero Software Engineering Holding B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, te dezen vertegenwoordigd door haar bestuurder
voorna(a)m(en) : Peter Frans
achternaam : Pauwels

[6.] de besloten vennootschap met beperkte aansprakelijkheid Tailored Solutions B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, te dezen vertegenwoordigd door haar bestuurder
voorna(a)m(en) : Pieter Andreas
achternaam : Geelen

[te]zamen vormend het voltallig bestuur van de besloten vennootschap met beperkte [aan]sprakelijkheid **TomTom Group B.V.**, met zetel te Hoofddorp, adres 1017 CT Amsterdam, [Re]mbrandtplein 35 (de 'Verdwijnende Vennootschap'),

[(d]e Verkrijgende Vennootschap en Verdwijnende Vennootschap hierna tezamen ook te noemen de ['F]userende Vennootschappen').

klaren:

de Verkrijgende Vennootschap en de Verdwijnende Vennootschap, hebben het voornemen te fuseren in de zin van afdeling 1, 2 en 3 van Titel 7, Boek 2, Burgerlijk Wetboek, waarbij de Verkrijgende Vennootschap het gehele vermogen van de Verdwijnende Vennootschap onder algemene titel verkrijgt en waardoor de Verdwijnende Vennootschap ophoudt te bestaan;

alle in artikel 2:314 lid 2 en artikel 2:328 lid 1 en 2 Burgerlijk Wetboek, bedoelde stukken zijn ten kantore van de Fuserende Vennootschappen neergelegd op 11 april 2005 en hebben vanaf die datum onafgebroken ter inzage gelegen voor de aandeelhouders en voor personen bedoeld in artikel 2:314 lid 2 Burgerlijk Wetboek;

na de ondertekening van het fusievoorstel hebben zich geen belangrijke wijzigingen in de omstandigheden voorgedaan, die de mededelingen in het voorstel tot fusie of in de toelichting hebben beïnvloed;

behalve de enige aandeelhouders van de Fuserende Vennootschappen, zijn er geen personen die ingevolge de wet of de statuten van de Fuserende Vennootschappen het recht hebben een algemene vergadering van aandeelhouders van de Fuserende Vennootschappen bij te wonen;

bij geen van de Fuserende Vennootschappen is een ondernemingsraad ingesteld, noch is er een ondernemingsraad van een groepsmaatschappij van de Fuserende Vennootschappen die met betrekking tot de voorgenomen fusie het recht heeft advies uit te brengen;

bij geen van de Fuserende Vennootschappen is een vereniging van werknemers als bedoeld in het SER-besluit Fusiegedragsregels 2000 betrokken, noch zijn de Fuserende Vennootschappen gebonden aan CAO's waarin de bepalingen van het SER-besluit Fusiegedragsregels 2000 van toepassing zijn verklaard.

ekend te Amsterdam op 12 mei 2005.

mTom Nederland B.V.

____

mTom Group B.V.
or:
el: bestuurder

[Get]ekend te Amsterdam op 12 mei 2005.

[T]omTom Group B.V.

[signature]

[do]or: H.C.A. Goddijn
[a]l. bestuurder

ekend te Amsterdam op 12 mei 2005.

mTom Group B.V.

mr. C.D. Goddijn-Vigreux
l. bestuurder

[Ge]tekend te AMSTERDAM op 12 mei 2005.

[To]mTom Group B.V.

Naam: G.A. Ribbink
[Tit]el: bestuurder

etekend te Amsterdam op 12 mei 2005.

mTom Group B.V.

____

zero Software Engineering Holding B.V.
or: P.F. Pauwels
el: bestuurder

etekend te Amsterdam op 12 mei 2005.

omTom Group B.V.

ailored Solutions B.V.
or: P.A. Geelen
d. bestuurder

Heden, twaalf mei
tweeduizend vijf, woonde ik,
Mr Paul Hubertus Nicolaas Quist, notaris te Amsterdam,
op het verzoek van de hierna te noemen voorzitter, een algemene vergadering bij, van de besloten vennootschap met beperkte aansprakelijkheid **TomTom Nederland B.V.**, met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 34224566 (de '**Vennootschap**'), gehouden te Amsterdam teneinde proces-verbaal op te maken van het ter vergadering verhandelde.
Aldaar heb ik, notaris, het volgende geconstateerd:
Aanwezig is:
mevrouw Silvia Rahel Catharina Tegeler, per adres Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, geboren te Bant op zestien december negentienhonderd zeventig, te dezen handelend als schriftelijk gevolmachtigde van:
de besloten vennootschap met beperkte aansprakelijkheid TomTom Group B.V., met zetel te Hoofddorp, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 34150211 (de '**Verdwijnende Vennootschap**'), die bij het verstrekken van de volmacht handelde als enig aandeelhouder van de Vennootschap.
./. Van voormelde volmacht blijkt uit één (1) onderhandse akte, die aan deze akte zal worden gehecht.

Voorzitter

De gevolmachtigde heeft zichzelf als voorzitter van de vergadering aangewezen.

1. **Opening, formaliteiten**

   De voorzitter opent de vergadering en verklaart dat blijkens mededeling van het bestuur geen certificaten van aandelen met medewerking van de Vennootschap zijn uitgegeven en dat geen recht van vruchtgebruik en geen pandrecht op aandelen in het kapitaal van de Vennootschap is gevestigd, tengevolge waarvan de vruchtgebruiker of pandhouder het stemrecht heeft of de rechten heeft die de wet toekent aan houders van met mede-

werking van een vennootschap uitgegeven certificaten van aandelen. ——————

De voorzitter constateert dat: ——————

- het gehele stemgerechtigde kapitaal ter vergadering is vertegenwoordigd, zodat geldige besluiten omtrent alle aan de orde komende onderwerpen kunnen worden genomen, mits met algemene stemmen, ook al zijn de voorschriften omtrent het oproepen en houden van vergaderingen niet in acht genomen; ——————
- dat de bestuurder van de Vennootschap in de gelegenheid is gesteld zijn raadgevende stem ter zake van het hierna te vermelden voorstel uit te brengen. ——————

2. **Voorstel tot fusie** ——————

Vervolgens stelt de voorzitter het voorstel aan de orde te besluiten tot fusie in de zin van afdeling 1, 2 en 3 van Titel 7, Boek 2, Burgerlijk Wetboek, waarbij de Vennootschap het gehele vermogen onder algemene titel verkrijgt van de Verdwijnende Vennootschap, zulks overeenkomstig het op elf april tweeduizend vijf door het bestuur van de Vennootschap en het bestuur van de Verdwijnende Vennootschap ondertekende voorstel tot fusie. ——————

3. **Voorstel tot directiewisseling** ——————

Vervolgens stelt de voorzitter het voorstel aan de orde te benoemen tot bestuurders van de Vennootschap: ——————

a. de besloten vennootschap met beperkte aansprakelijkheid Subzero Software Engineering Holding B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 29045876;

b. de besloten vennootschap met beperkte aansprakelijkheid Tailored Solutions B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 33234065; ——————

c. de heer Hendricus Coenradus Albertus Goddijn, wonende 5 Hunthsworth mews, London NW1 6DE, Verenigd Koninkrijk, geboren te Oegstgeest op drieëntwintig april negentienhonderd zestig; ——————

d. mevrouw Corinne Danièle Goddijn-Vigreux, wonende 5 Hunthsworth mews, London NW1 6DE, Verenigd Koninkrijk, geboren te Lyon, Frankrijk, op negen december negentienhonderd vierenzestig; ——————

e. de heer Gerrit Alexander Ribbink, wonende 1077 WE Amsterdam, Herman Gorterstraat 29, geboren te Amsterdam op veertien mei negentienhonderd vierenzestig, —

zulks met ingang van het van kracht worden van de fusie tussen de Vennootschap en de

Verdwijnende Vennootschap en wel voor de periode die aanvangt met de datum van het van kracht worden van de fusie tussen de Vennootschap en de Verdwijnende Vennootschap en eindigt op de jaarlijkse algemene vergadering van aandeelhouders van de Vennootschap te houden in tweeduizend acht. ---

Vervolgens stelt de voorzitter het voorstel aan de orde ontslag te verlenen aan de Verdwijnende Vennootschap als bestuurder van de Vennootschap, zulks onder verlening van décharge voor het beleid dat zal blijken uit de tijdens het bestuur vastgestelde jaarrekening en al hetgeen omtrent het beleid is medegedeeld in de aandeelhoudersvergadering, zulks met ingang van het van kracht worden van de fusie tussen de Vennootschap en de Verdwijnende Vennootschap. ---

4. **Stemming** ---

De voorzitter brengt de voorstellen, als gemeld onder 2 en 3, in stemming en constateert, dat de voorstellen met algemene stemmen zijn aangenomen. ---

5. **Sluiting** ---

Aangezien er niets meer aan de orde is, sluit de voorzitter de vergadering. ---

Deze akte is heden verleden te Amsterdam en onmiddellijk door mij, notaris, ondertekend om twaalf uur twintig minuten. ---

(Getekend): Paul Quist. ---

VOOR AFSCHRIFT

Stibbe

Heden, twaalf mei ---
tweeduizend vijf, woonde ik, ---
Mr Paul Hubertus Nicolaas Quist, notaris te Amsterdam, ---
op het verzoek van de hierna te noemen voorzitter, een algemene vergadering bij, van de besloten vennootschap met beperkte aansprakelijkheid **TomTom Group B.V.**, met zetel te Hoofddorp, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 34150211 (de '**Vennootschap**'), gehouden te Amsterdam teneinde proces-verbaal op te maken van het ter vergadering verhandelde. ---
Aldaar heb ik, notaris, het volgende geconstateerd: ---
Aanwezig is: ---
mevrouw Silvia Rahel Catharina Tegeler, per adres Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, geboren te Bant op zestien december negentienhonderd zeventig, te dezen handelend als schriftelijk gevolmachtigde van: ---

1. de besloten vennootschap met beperkte aansprakelijkheid Subzero Software Engineering Holding B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 29045876; ---
2. de besloten vennootschap met beperkte aansprakelijkheid Rinkelberg Beheer B.V., met zetel te Amsterdam, adres Landhuis Joonchi, Kaya R.J. Beaujon, Curaçao, Nederlandse Antillen, ingeschreven in het handelsregister onder nummer 33217402; ---
3. de besloten vennootschap met beperkte aansprakelijkheid Rinkelberg Software B.V., met zetel te Amsterdam, adres Landhuis Joonchi, Kaya R.J. Beaujon, Curaçao, Nederlandse Antillen, ingeschreven in het handelsregister onder nummer 33297480; ---
4. de besloten vennootschap met beperkte aansprakelijkheid Tailored Solutions B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 33234065, ---

die bij het verstrekken van de volmachten tezamen handelden als enige aandeelhouders van de Vennootschap. ---

./. Van voormelde volmacht blijkt uit één (1) onderhandse akte, die aan deze akte zal worden gehecht. ---

Voorzitter ---

De gevolmachtigde heeft zichzelf als voorzitter van de vergadering aangewezen. ---

1. **Opening, formaliteiten** ---

   De voorzitter opent de vergadering en verklaart dat blijkens mededeling van het bestuur geen certificaten van aandelen met medewerking van de Vennootschap zijn uitgegeven en dat geen recht van vruchtgebruik en geen pandrecht op aandelen in het kapitaal van de Vennootschap is gevestigd, tengevolge waarvan de vruchtgebruiker of pandhouder het stemrecht heeft of de rechten heeft die de wet toekent aan houders van met medewerking van een vennootschap uitgegeven certificaten van aandelen. ---

   De voorzitter constateert dat: ---

   - het gehele stemgerechtigde kapitaal ter vergadering is vertegenwoordigd, zodat geldige besluiten omtrent alle aan de orde komende onderwerpen kunnen worden genomen, mits met algemene stemmen, ook al zijn de voorschriften omtrent het oproepen en houden van vergaderingen niet in acht genomen; ---
   - dat de bestuurders van de Vennootschap in de gelegenheid zijn gesteld hun raadgevende stem ter zake van het hierna te vermelden voorstel uit te brengen. ---

2. **Voorstel tot fusie** ---

   Vervolgens stelt de voorzitter het voorstel aan de orde te besluiten tot fusie in de zin van afdeling 1, 2 en 3 van Titel 7, Boek 2, Burgerlijk Wetboek, waarbij de besloten vennootschap met beperkte aansprakelijkheid TomTom Nederland B.V., met zetel te Amsterdam, adres 1017 CT Amsterdam, Rembrandtplein 35, ingeschreven in het handelsregister onder nummer 34224566 (de '**Verkrijgende Vennootschap**') het gehele vermogen onder algemene titel verkrijgt van de Vennootschap, zulks overeenkomstig het op elf april tweeduizend vijf door het bestuur van de Vennootschap en het bestuur van de Verkrijgende Vennootschap ondertekende voorstel tot fusie. ---

3. **Stemming** ---

   De voorzitter brengt het voorstel, als in de vorige zin bedoeld, in stemming en constateert, dat het voorstel met algemene stemmen is aangenomen. ---

4. **Sluiting** ---

Aangezien er niets meer aan de orde is, sluit de voorzitter de vergadering. ---

Deze akte is heden verleden te Amsterdam en onmiddellijk door mij, notaris, ondertekend

om twaalf uur vijftien minuten. --

(Getekend): Paul Quist. --

VOOR AFSCHRIFT

Stibbe

Daamen & van Sluis

Accountants

Aan het bestuur van
Versalis Nederland B.V. en
Versalis Group B.V.
Rembrandtplein 35
1017 CT AMSTERDAM

Capelle aan den IJssel, 11 april 2005

Kenmerk: 99149/FGA/0896.05

ACCOUNTANTSVERKLARING

Dit is een accountantsverklaring betreffende een voorstel tot fusie van vennootschappen, zoals bedoeld in artikel 2:328 lid 1 BW.

Wij hebben een onderzoek ingesteld naar het voorstel tot fusie d.d. 11 april 2005 tussen:

- Versalis Nederland B.V. ('verkrijgende vennootschap'), gevestigd te Amsterdam en
- Versalis Group B.V. ('verdwijnende vennootschap'), gevestigd te Hoofddorp.

Dit voorstel is opgesteld onder verantwoordelijkheid van de besturen van beide vennootschappen. Het is onze verantwoordelijkheid een accountantsverklaring inzake het voorstel tot fusie, zoals bedoeld in artikel 2:328 lid 1 BW, te verstrekken.

Op grond van ons onderzoek verklaren wij dat:

1. de voorgestelde ruilverhouding voor omwisseling van 1.824.276 aandelen Versalis Group B.V. voor 100.000.000 aandelen Versalis Nederland B.V., mede gelet op de aan het fusievoorstel toegevoegde stukken, redelijk is;
2. het eigen vermogen op 1 januari 2005 van Versalis Group B.V., bij toepassing van in het maatschappelijk verkeer in Nederland als aanvaardbaar beschouwde waarderingsmethoden, ten minste overeenkwam met het nominaal gestorte bedrag op de gezamenlijke aandelen in Versalis Nederland B.V. die haar aandeelhouders ingevolge de fusie verkrijgen.

F.G. Abma RA

...lo Boulevard 722
...A Capelle a/d IJssel
...10-458 11 44
...10-458 13 10

Osdorperban 23-b
1068 LD Amsterdam
Tel.: 020-619 49 22
[illegible]

A member of AGN International Ltd, an association of seperate and independent

Versalis Group BV
Tussentijdse vermogensopstelling per 01-01-2005

	Share capital	Share premium	Legal reserves	Cumulative translation adjustment	Stock compensation reserve	Retained earnings	Total
			(€ in thousands)				
Balance as at 31 December 2002	**18**	619	269	**0**	**0**	773	**1.67**
Translation differences	0	0	0	30	0	0	3
Profit for the year	0	0	0	0	0	6.181	6.18
Dividends	0	0	0	0	0	-400	-40
Transfer to legal reserves	0	0	310	0	0	-310	
Stock compensation reserve	0	0	0	0	103	0	10
Balance as at 31 December 2003	**18**	619	579	**30**	**103**	**6.244**	**7.59**
Translation differences	0	0	0	-15	0	0	-1
Profit for the year	0	0	0	0	0	27.718	27.71
Dividends	0	0	0	0	0	0	
Transfer to legal reserves	0	0	367	0	0	-367	
Stock compensation reserve	0	0	0	0	2.511	0	2.51
Balance as at 31 December 2004	**18**	**619**	**946**	**15**	**2.613**	**33.954**	**37.80**
Balance as at 01 January 2005	**18**	**619**	**946**	**15**	**2.613**	**33.954**	**37.80**

11-4-2005

AGN Daamen & van Sluis
Accountants
Fascinatio Boulevard 722
2909 VA Capelle a/d IJssel
Telefoon 010-4581144
Telefax 010-4581449

FS Abr

GN Daamen & van Sluis

Accountants

Aan het bestuur van
Versalis Nederland B.V. en
Versalis Group B.V.
Rembrandtplein 35
1017 CT AMSTERDAM

Capelle aan den IJssel, 11 april 2005

Kenmerk: 99149/FGA/0897.05

ACCOUNTANTSVERSLAG

Dit is een accountantsverslag betreffende de mededelingen in de toelichting bij een voorstel tot fusie van vennootschappen, zoals bedoeld in artikel 2:328 lid 2 BW.

Wij hebben een onderzoek ingesteld naar de mededelingen die het bestuur ex artikel 2:327 BW heeft gedaan in de toelichting bij het voorstel tot fusie d.d. 11 april 2005 tussen:

- Versalis Nederland B.V. ('verkrijgende vennootschap'), gevestigd te Amsterdam en
- Versalis Group B.V. ('verdwijnende vennootschap'), gevestigd te Hoofddorp.

Deze mededelingen zijn opgesteld onder verantwoordelijkheid van de besturen van beide vennootschappen. Het is onze verantwoordelijkheid een accountantsverslag als bedoeld in artikel 2:328 lid 2 BW te verstrekken.

Op grond van ons onderzoek zijn wij van oordeel dat de in de toelichting opgenomen mededelingen voldoen aan de voor dit doel eraan te stellen eisen.

F.G. Abma RA

...natio Boulevard 722
...VA Capelle a/d IJssel
010-458 11 44
010-458 14 49

Osdorperban 23-b
1068 LD Amsterdam
Tel.: 020-619 49 22
Fax: 020-667 35 30

A member of AGN International Ltd, an association of seperate and independent ... firms

SRA

tomtom

INSTEMMINGSVERKLARING (Verklaring ex. art. 403 lid 1.b boek 2 B.W.)

Hierbij verklaren wij, als eigenaresse van alle geplaatste aandelen van TomTom international B.V., er mee in te stemmen dat de jaarrekening van *TomTom international B.V.* over het boekjaar *2004* niet conform de voorschriften van titel 9 boek 2 B.W. wordt ingericht. Voorts verklaren wij, dat de financiële gegevens van *TomTom international B.V.*. volgens de methode van de consolidatie zijn opgenomen in de groepsjaarrekening van *TomTom N.V.*, die is gedeponeerd bij het handelsregister te Amsterdam met het handelsregisternummer 34224566.

Amsterdam, 7 july 2005.
Marina Wyatt, CFO
Harold Goddijn, CEO

34076599

tomtom®

AANSPRAKELIJKSTELLING (Verklaring ex. art. 403 lid 1.f boek 2 B.W)

34224566

De naamloos vennootschap *TomTom N.V.* hierbij vertegenwoordigd door *Marina Wyatt en Harold Goddijn* verklaart dat hij/zij zich **hoofdelijk aansprakelijk** stelt voor de schulden die voorvloeien uit de rechtshandelingen van *TomTom international B.V.* Met ingang van *01-07-2005.*

Marina Wyatt

Amsterdam, 7 july 2005.
Marina Wyatt, CFO
Harold Goddijn,CEO